

2021

Proxy Statement and Notice of
Annual Meeting of Stockholders







We empower the
next generation to
explore the wonder of
childhood and reach
their full potential.

# Dear Fellow Stockholders,



**Ynon Kreiz**



**Michael Dolan**

We hope that this letter finds you and your families safe and healthy.

As challenging as this last year has been for people everywhere, it has also served to remind us of how fortunate we are to be part of an industry that consumers can turn to and trust in both good and tough times.

We are proud of the many ways in which the entire Mattel global team responded to the COVID-19 pandemic. We leveraged our resources to act as responsible corporate citizens to support consumers, customers, employees, business partners and the communities where we live, work and play.

In spite of the challenges, particularly with respect to the first half of the year, 2020 was another milestone year for Mattel as we made significant progress on our short-to-mid term strategy to restore profitability and regain topline growth. Our profitability continued to improve across all key financial metrics, and we achieved our second consecutive year of Net Sales growth in constant currency,* while growing market share in our two largest regions, North America and Europe, the Middle East and Africa (EMEA).

We also made significant progress on our mid-to-long term strategy to capture the full value of our intellectual property ("IP") through franchise management, as well as online retail and e-commerce. In 2020, Mattel Films and Mattel Television announced several new projects, with more to come. We continue to see the success of our digital games through Mattel163, our mobile gaming joint venture with NetEase, and our digital gaming licensing business continues to grow with several exciting new games launched on multiple digital platforms. Our e-commerce business grew significantly as we worked closely with our global retail partners and began expanding our own Direct-to-Consumer business with the launch of Mattel Creations, a highly curated platform targeting fans of all ages with limited edition, collectible products.

As a result of our strong execution in 2020, we are confident in our ability to accelerate our topline growth, improve profitability and capture the full value of our IP in 2021 and beyond.

In support of the execution of our strategy, the Board remains focused on governance practices that promote long-term stockholder value creation. We have added six new independent directors since 2018, whose backgrounds and expertise are closely aligned with our strategy. Most recently, in July 2020, we welcomed Diana Ferguson to the Board. As Chair of Mattel's Audit Committee, she brings a proven track record of corporate financial management and strategic planning and further deepens the quality of our directors' collective insights.

The Board recognizes that people are the heartbeat of our Company. As part of our transformation strategy, we have been creating a working environment that is fueled by innovation, collaboration and execution. Late last year, we conducted a Company-wide employee engagement survey to gather feedback from our team regarding culture and well-being. We had a participation rate of over 90%, with all scores demonstrating the progress made in strengthening our culture and morale and the pride our people have in working for Mattel.



Diversity and inclusion is a corporate priority for Mattel. We are building on our long heritage in this important area by promoting diversity and inclusion across the Company as well as representation and inclusivity in our products. In 2020, we announced global diversity and inclusion goals to achieve 100% pay equity for all employees performing similar work globally and to increase female and minority representation at all levels of the organization. We have already achieved 100% pay equity for employees of all races and genders in the United States. As part of our Play Fair program, we have committed to the development and recruitment of Black talent, expanded conscious inclusion training across the Company and made donations to organizations that support the Black community. We are also proud to note that, for the second consecutive year, Mattel received a perfect score on the Human Rights Campaign Foundation's Corporate Equality Index, a leading benchmarking survey and report measuring corporate policies and practices related to LGBTQ+ workplace equality.

Environmental sustainability is another key priority at Mattel and creating sustainable products and packaging is an important part of our commitment to the planet. In late 2019, we announced our goal to achieve 100% recycled, recyclable or bio-based materials in both our products and packaging by 2030. In 2020, we launched Fisher-Price and MEGA products made from sugarcane-based plastics, and also began producing UNO Nothin' But Paper, which is made without cellophane packaging and is 100% recyclable. We continue our work in this important area and will be looking to enhance communication of our various initiatives and progress going forward.

As always, active, year-round stockholder engagement remains a key focus area for our Board. During 2020, we engaged with stockholders representing approximately 70% of Mattel's outstanding shares, with Michael, as Independent Lead Director, participating in all meetings. Feedback from our investors was relayed directly to the full Board and provided the directors with full visibility into stockholder perspectives on Mattel's business strategy, approach to human capital management, diversity and inclusion initiatives, environmental sustainability efforts and governance and compensation practices. We look forward to continuing these dialogues in the coming year.

While we remain mindful of the ongoing challenges created by the COVID-19 pandemic, we could not be more proud of the Company's efforts in 2020. The entire Mattel team persevered through an extremely tumultuous year, and demonstrated innovation, collaboration and execution.

We look forward to sharing our continued progress as we execute on our strategy to transform Mattel into an IP-driven, high-performing toy company and create long-term stockholder value. It remains a privilege to lead Mattel on your behalf.

Sincerely,

**Ynon Kreiz**
Chairman and Chief Executive Officer

**Michael Dolan**
Independent Lead Director

\*   Net Sales in constant currency is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations" on page 114.

# Mattel, Inc.
# Notice of 2021 Annual Meeting of Stockholders



**Date and Time**
May 26, 2021 at 9:00 a.m.
(Los Angeles time)



**Virtual Meeting**
You may attend the virtual meeting by visiting: www.virtualshareholdermeeting.com/MAT2021



**Record Date**
Holder of record of Mattel common stock at the close of business on April 1, 2021

We will consider and act on the following matters of business at our 2021 annual meeting of stockholders ("2021 Annual Meeting"):

| Matter | | The Board's Recommendations |
|---|---|---|
| **Proposal 1** | Election of the ten director nominees named in the Proxy Statement | **FOR** each Director Nominee |
| **Proposal 2** | Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2021 | **FOR** |
| **Proposal 3** | Advisory vote to approve named executive officer compensation ("Say-on-Pay") | **FOR** |
| **Proposal 4** | Approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan | **FOR** |

Such other business as may properly come before the 2021 Annual Meeting

In light of continuing concerns related to the COVID-19 pandemic, we made the decision to again conduct a virtual annual meeting of stockholders, which will provide access for all stockholders while safeguarding the health and safety of our stockholders, directors, officers, employees, and other stakeholders. Stockholders of record as of the close of business on April 1, 2021 will be able to attend the 2021 Annual Meeting, view the list of our stockholders of record, vote, and submit questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/MAT2021. To participate in the meeting, stockholders of record must have the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials or on your proxy card if you receive the proxy materials by mail. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the 2021 Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2021 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the 2021 Annual Meeting. You will not be able to attend the 2021 Annual Meeting in person. **Whether or not you expect to attend the 2021 Annual Meeting online, please vote as soon as possible so that your shares will be represented and voted at the 2021 Annual Meeting.**

By Order of the Board of Directors

**Jonathan Anschell**
Secretary
El Segundo, California
April 13, 2021

## How To Vote



**Internet**
www.proxyvote.com (prior to May 26, 2021)

Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website (during the meeting)



**Telephone**
1-800-690-6903



**Mail**
Mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 26, 2021.** The proxy statement and the annual report are available at https://investors.mattel.com/financial-information/annual-reports-proxies.



# Table of Contents





# 2020 Strategic Overview and Business Highlights

**In 2020, we continued to focus on the execution of our transformation strategy, which was designed around two phases. The first phase, in the short-to-mid term, is to restore profitability by reshaping operations and to regain topline growth by growing our power brands and expanding our brand portfolio. The second phase, in the mid-to-long term, is to capture the full value of our intellectual property ("IP") through franchise management, online retail, and e-commerce.**

In spite of the challenges, particularly with respect to the first half of the year, 2020 was another milestone year as we continued to make significant progress on restoring profitability, regaining topline growth, and growing global market share. Mattel today is a much stronger Company creatively, operationally, competitively, and culturally, than it has been in many years. As we continue to advance our goal to transform Mattel into an IP-driven, high-performing toy company, we remain committed to our strategy and creation of long-term stockholder value.

 **1. Significant Progress Towards Restoring Profitability**

In 2020, we saw significant year-over-year improvement in several financial measures, reflecting our continued progress on restoring profitability:

- Gross Margin increased by 490 basis points to 48.9%;
- Operating Income increased nearly ten-fold to $381 million; and
- Operating Cash Flow increased by 1.6x to $289 million.

In the last three years, we made substantial progress across these and other financial metrics:

- Gross Margin improved by over 1,100 basis points;
- Operating Income increased by more than $700 million and Operating Income Margin improved by 1,500 basis points;
- Operating Cash Flow improved by more than $300 million and Free Cash Flow* improved by almost $500 million; and
- Earnings Per Share improved significantly and turned positive.

This broad-based success was driven by the commitment of the entire organization and several key strategic initiatives, including $1 billion in cost savings through 2020, primarily driven by our multi-year Structural Simplification and Capital Light programs, which were key drivers in restoring profitability.

These programs also provided greater visibility and insights into our operations as a whole, which enabled us to identify additional areas where we can further improve operations and drive greater productivity to accelerate growth, while continuing to reduce our cost base. As a result, in February 2021, we announced our "Optimizing for Growth" program, which is expected to deliver, in aggregate, $250 million in incremental savings by 2023. This new program integrates our ongoing Capital Light program with several new productivity opportunities that leverage our scale and global platform.

**Gross Margin**
As % of Net Sales Actual FX



**Operating Income**
$ in millions Actual FX



**Operating Income Margin**
As % of Net Sales Actual FX



**Earnings Per Share**
$ Actual FX



**Operating Cash Flow**
$ in millions



**Free Cash Flow***
$ in millions Actual FX



\* Free Cash Flow is a non-GAAP measures under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations" on page 114.

 **2. Significant Progress Towards Regaining Topline Growth**

We also made meaningful progress towards regaining topline growth in 2020:

- Net Sales were $4,584 million, up 2% as reported and up 3% in constant currency*, versus prior year, achieving our second consecutive year of Net Sales growth on a constant currency* basis;
- Gross Billings* were $5,138 million, up 1% as reported and up 3% in constant currency*, versus prior year, achieving its biggest Q4 and full year result since 2017;
- Barbie Gross Billings grew 16% and had its third consecutive year of billion-dollar Gross Billings;
- Hot Wheels achieved record Gross Billings for the third consecutive year;
- Fisher-Price and Thomas & Friends, American Girl, and MEGA demonstrated a positive shift in momentum;
- UNO performed exceptionally well, remaining the #1 item based on units in the Games and Puzzles super category globally per NPD;
- We saw growth in a number of evergreen entertainment franchises, in a very light entertainment year, including Jurassic World, Minecraft, and WWE;
- Our Plush products, a white space for us just over a year ago, showed strength driven by our 11-inch Star Wars, The Child plush, which was the #1 item in the Plush super category in the U.S. per NPD; and
- We ended the year with the world's #1 Toy property (Barbie), #1 Vehicle brand (Hot Wheels), #1 Game (UNO), and remain the #1 Infant, Toddler & Pre-School (ITPS) manufacturer (Fisher-Price) for 2020, per NPD.

\* Net Sales in constant currency, Gross Billings and Gross Billings in constant currency are non-GAAP measures or key performance indicators under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations" on page 114.



### 3. On track to capture the full value of our IP in the mid-to-long term

In the mid-to-long term, we remain focused on capturing the full value of our IP through franchise management and the development of our online retail and e-commerce capabilities. We believe Mattel owns one of the strongest portfolios of children's and family entertainment franchises in the world. Our portfolio is the foundation of our mid-to-long term strategy to capture the full value of our IP through the monetization of our brands and franchises in highly-accretive, large verticals that are directly adjacent to the toy industry. These verticals include film, television, digital gaming, live events, music, consumer products, and merchandise.

Mattel Films continues to be a magnet for some of the most prolific talent in the entertainment industry. We announced two new film projects in 2020, Wishbone and Thomas and Friends, and one in 2021, an UNO live action film. We have now announced 11 feature films, with more to come.

Mattel Television also continued to make significant progress, with 17 television shows and specials in production, and more projects in development. In 2020, we premiered a Barbie movie special musical titled "Barbie Princess Adventure", two Enchantimals specials, and new seasons of Polly Pocket, Fireman Sam, and Thomas & Friends. We also recently announced the launch of two more Barbie movie specials on Netflix, additional new seasons of Fireman Sam and Polly Pocket, and a new Thomas & Friends series airing on Netflix and Cartoon Network in the U.S. In addition, we announced the launch of two Masters of the Universe animated series premiering globally on Netflix, both UNO and Whac-a-Mole game shows, as well as a Monster High animated series and live-action television movie with Nickelodeon.

Our IP uniquely positions Mattel to bring immersive digital games to players globally and capitalize on the fast-growing digital gaming industry. We continue to see the success of our games launched through Mattel163, our mobile gaming joint venture with NetEase. Our digital gaming licensing business continues to grow, with several exciting new games launched on multiple digital platforms.

Additionally, we delivered continued strong growth in online retail and e-commerce, leveraging our brands' and products' built-in fan base to attract interest and demand, as we accelerated our business in these channels. In 2020, we grew our e-commerce business by approximately 50% in the year, representing more than 35% of global retail sales in the fourth quarter.

Another important part of our strategy is building out our own direct-to-consumer (DTC) business. At the forefront of this strategy is American Girl, a leading DTC brand in the industry. We are also further developing Mattel Creations, a highly-curated platform targeting fans of all ages with limited edition, collectible products. We are leveraging these learnings and capabilities to further strengthen and accelerate our DTC business as another engine of growth for Mattel.

# Updated Strategy

Given the significant progress made over the last three years and our positive outlook, in February 2021, we evolved our strategic roadmap and expanded on its key pillars. In the short-term, we are aiming to improve profitability by optimizing our operations and to accelerate topline growth by growing our Power Brands and expanding our brand portfolio. In the mid-to-long term, we will continue to make progress on capturing the full value of our IP through franchise management and online retail and e-commerce. Our updated strategy reflects our confidence in the continued momentum of our Power Brands, the appeal of our iconic IP portfolio, and the strength of our entertainment partnerships, all of which are fueled by innovation and cultural relevance.



SHORT-TO-MID TERM
MID-TO-LONG TERM
IMPROVING PROFITABILITY
ACCELERATING TOPLINE GROWTH
CAPTURING FULL VALUE OF IP
OPTIMIZE OPERATIONS
GROW POWER BRANDS
EXPAND BRAND PORTFOLIO
FRANCHISE MANAGEMENT
ONLINE RETAIL & E-COMMERCE

# Citizenship at Mattel

We are committed to being a responsible corporate citizen and actively supporting the communities in which we live, work, and play.



### Philanthropy

The Mattel Children's Foundation was created more than 40 years ago with a vision of making a difference in the lives of children in need around the world. Since then, the Foundation has supported thousands of organizations and millions of children.

Our global team is passionate about the belief that all children should have access to play and we actively engage our most valuable assets – our employees – to participate in philanthropic activities to support this.



### Diversity & Inclusion

Through our diversity goals, we are cultivating a work environment that promotes equality, inclusion, and empowerment.

Our Play Fair program articulates the actions we are taking to address the racism, injustice, and violence against the Black community.

Our Employee Resource Groups, created and led by our employees to bring together members and allies of underrepresented identities across the Company, organize Company-wide learning opportunities, cultural celebrations, and community outreach, elevate important conversations, and collect critical feedback.



### Sustainability

We are working to create sustainable products and packaging, including through use of circular economy design principles, as an important part of our commitment to the planet.

We are actively reducing our use of natural resources in our products, packaging, and business operations.

We are also working to implement approaches to reduce the environmental impacts we create, with a focus on reducing carbon emissions and waste.





### Health & Well-Being

We have a long history of promoting health and wellness and supporting playgrounds, day-cares, community centers, and hospitals around the world.

In 2020, we supported healthcare heroes on the front lines by producing face shields and cloth face masks for medical professionals in the U.S. and around the world.

In a Company-wide employee engagement survey conducted in late 2020, 82% of Mattel employees reported feeling well supported by the Company.

## 2020 Citizenship Highlights

**100% pay equity achieved** for U.S. employees of **all races and genders**.

Women make up **56%** of the global workforce, and **51%** of all leadership positions.

**Published Global D&I Goals:** Achieve 100% Global Pay Equity Increase Female Representation Increase Minority Representation

Hired a **Global Head of Sustainability**, a new role to lead sustainability efforts across Mattel.

Launched the **Mattel Playroom** to create a meaningful way to help parents and caregivers encourage kids to "Keep Playing".

Education requirements and **systemic barriers removed** from job descriptions.

Launched **#ThankYouHeroes**, a special edition line of collectible toys honoring the individuals leading the fight against COVID-19 as well as the everyday heroes.

Introduced the **Play Fair Initiative** to outline our commitments to fight against systemic racism.

Announced the creation of the **Ruth Handler Mentorship Program** for Women in Toys, Licensing, and Entertainment, designed to advance career growth across the toy industry through mentorship, coaching, professional development, and learning.

Launched the iconic **Fisher-Price Rock-a-Stack** and **Fisher-Price Baby's First Blocks,** made from sugarcane-based plastics, and **UNO Nothin' But Paper,** a cellophane-free, 100% recyclable version of the classic matching game.

 

# Response to COVID-19

Our top priority remains protecting the health and safety of our people, while continuing to mitigate business disruption.

**Employees**

- We successfully transitioned to a remote work structure for many of our employees
- Adopted rigorous health and safety measures to safeguard employees at manufacturing plants and distribution centers

**Community**

- Launched the Mattel Playroom to support parents and caregivers and to engage and encourage kids to "Keep Playing"
- Produced personal protective equipment, including face shields and cloth masks, for donation to frontline healthcare workers
- Released "Thank You Heroes" collection to pay tribute to frontline healthcare workers and everyday heroes

**Business**

- Our global supply chain organization has rapidly responded to the frequent and unpredictable changes occurring in various locations where we operate
- Our global commercial organization worked closely with our retail partners to navigate the dynamic landscape and evolving consumer path to purchase by quickly developing and launching new promotions and marketing activation initiatives tailored to new consumer behaviors
- Focusing on regional execution, we closely partnered with retailers to navigate the disruption and adapt to the new retail environment, including with respect to online retail and omni-channel experience

---

**Mattel's management teams and business were highly resilient in navigating COVID-19 related challenges in 2020, restoring profitability and topline growth, and achieving growth that outpaced the broader industry.**

# Proxy Summary

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting. For more complete information regarding our 2020 financial performance, please review our Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission (the "SEC") on February 25, 2021 (the "Form 10-K"). We made this Proxy Statement available to stockholders beginning on April 13, 2021.

## Voting Matters and Board Recommendations

| | Matter | The Board's Recommendations | Page |
|---|---|---|---|
| 1 | Election of Ten Director Nominees | **FOR** each Director Nominee | **19** |
| 2 | Ratification of PricewaterhouseCoopers LLP as our Independent Accounting Firm for 2021 | **FOR** | **49** |
| 3 | Advisory Vote to Approve Named Executive Officer Compensation ("Say-on-Pay") | **FOR** | **53** |
| 4 | Approval of the Fifth Amendment to Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan | **FOR** | **92** |

### How To Vote

**Internet**
www.proxyvote.com (prior to May 26, 2021) Attend our annual meeting virtually by logging into the virtual annual meeting website and vote by following the instructions provided on the website (during the meeting)

**Telephone**
1-800-690-6903

**Mail**
Mark, sign, date, and promptly mail the enclosed proxy card in the postage-paid envelope

# Board Composition





IND

**R. Todd Bradley**

**Director Since**: 2018
**Committee Memberships**: Audit; Compensation



IND

**Adriana Cisneros**

**Director Since**: 2018
**Committee Memberships**: Governance and Social Responsibility



IND

**Michael Dolan**
**Independent Lead Director**
**Director Since**: 2004
**Committee Memberships**: Compensation (Chair); Executive Committee (Chair); Governance and Social Responsibility





IND

**Diana Ferguson**

**Director Since**: 2020
**Committee Memberships**: Audit (Chair), Executive



**Ynon Kreiz**

**Director Since**: 2017
**Committee Memberships**: Equity Grant Allocation



IND

**Soren Laursen**

**Director Since**: 2018
**Committee Memberships**: Finance; Governance and Social Responsibility



IND

**Ann Lewnes**

**Director Since**: 2015
**Committee Memberships**: Governance and Social Responsibility (Chair); Executive





IND

**Roger Lynch**

**Director Since**: 2018
**Committee Memberships**: Audit; Finance





IND

**Dominic Ng**

**Director Since**: 2006
**Committee Memberships**: Finance (Chair); Audit; Executive



IND

**Dr. Judy Olian**

**Director Since**: 2018
**Committee Memberships**: Compensation; Governance and Social Responsibility

IND = Independent
($) = Audit Committee Financial Expert

# Director Nominees Snapshot

We believe effective oversight comes from a board of directors that represents a diverse range of experience and perspectives that provide the collective talent, skills, areas of expertise, experience, diversity, and independence necessary for sound governance. The nominees to our board of directors (the "Board") possess a diverse set of skills, experience, and attributes, which align with our business strategy and contribute to effective oversight. A summary of the skills, experience, and attributes of our director nominees is outlined below.

## Director Nominees Skills, Experience, and Attributes

| Skills and Experience | Bradley | Cisneros | Dolan | Ferguson | Kreiz | Laursen | Lewnes | Lynch | Ng | Olian |
|---|---|---|---|---|---|---|---|---|---|---|
| Industry | | ● | ● | | ● | ● | | ● | | |
| Finance | ● | | ● | ● | ● | ● | | ● | ● | |
| Diversity | | ● | | ● | | | ● | | ● | ● |
| Brand and Marketing | ● | ● | ● | | ● | ● | ● | | | |
| International Operations | ● | ● | ● | ● | ● | ● | ● | ● | ● | |
| Sustainability | | ● | | | | ● | ● | ● | | ● |
| Human Capital Management | ● | ● | ● | ● | ● | ● | | ● | ● | ● |
| Senior Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |

| Attributes | Bradley | Cisneros | Dolan | Ferguson | Kreiz | Laursen | Lewnes | Lynch | Ng | Olian |
|---|---|---|---|---|---|---|---|---|---|---|
| Independent | ● | ● | ● | ● | | ● | ● | ● | ● | ● |
| Director Since | 2018 | 2018 | 2004 | 2020 | 2017 | 2018 | 2015 | 2018 | 2006 | 2018 |
| Age | 62 | 41 | 74 | 58 | 56 | 57 | 59 | 58 | 62 | 69 |
| Gender Identity | M | F | M | F | M | M | F | M | M | F |
| African American/Black | | | | ● | | | | | | |
| Asian/South Asian | | | | | | | | | ● | |
| White/Caucasian | | | ● | | ● | ● | ● | ● | | ● |
| Hispanic/Latino | | ● | | | | | | | | |



**Diversity**

**50%** of directors

- ■ **5** Diverse



**Independence**

**90%** of directors

- ■ **9** Independent
- ■ **1** Non-Independent



**Average Tenure**

**5.8** Years

- ■ **6** 0-3 years
- ■ **2** 4-6 years
- ■ **2** >6 years



**Average Age**

**59.6** Years

- ■ **1** <50 years
- ■ **5** 50-60 years
- ■ **3** 61-70 years
- ■ **1** >70 years

 

# Corporate Governance Highlights

**We maintain industry-leading corporate governance and Board practices that promote accountability and enhance effectiveness in the boardroom.**

## Corporate Governance Practices

- ✔ Annual elections for all directors
- ✔ Majority voting standard
- ✔ Robust Independent Lead Director role with significant responsibilities
- ✔ Stockholder right to call special meetings
- ✔ Stockholder right to proxy access
- ✔ Stockholder ability to remove directors with or without cause
- ✔ Stockholder ability to act by written consent

## Board Practices

- ✔ Routine review of Board leadership structure
- ✔ Annual Board and committee evaluations
- ✔ Robust director succession and search process
- ✔ Annual review and evaluation of the Chief Executive Officer's ("CEO") performance by independent directors
- ✔ Quarterly executive sessions held without management present
- ✔ Comprehensive risk management with Board and committee oversight
- ✔ Nine of ten director nominees are independent

# Ongoing Stockholder Engagement Program

Mattel has established and maintains an ongoing and active stockholder engagement program. This engagement helps inform the Board's understanding of stockholder perspectives on a wide range of matters. Stockholder dialogue is a year-round practice for Mattel facilitated by our Investor Relations team. In addition, an engagement effort focused on governance and executive compensation is also led by an independent director, with management, once or twice a year.

### Investor Engagement Cycle

 **Summer**

- Review annual meeting vote results and feedback
- Plan for Fall engagement with investors

 **Winter**

- Consider enhancements to governance and compensation practices and disclosures, if needed

**Annual Meeting of Stockholders**

 **Fall**

- Conduct off-season engagement focused on governance and executive compensation
- Share investor input with Board and Board committees

 **Spring**

- Conduct in-season engagement to understand investor views on proposals, if needed

In 2020, our Independent Lead Director, Mr. Dolan, participated in all stockholder engagement meetings with members of senior management. Input received from our stockholders during these engagements is shared with the full Board, the Governance and Social Responsibility Committee, and the Compensation Committee, who consider this input when making decisions. Mr. Dolan's participation in stockholder engagement allows for a direct line of communication with our Board.


**Total Percentage of Stockholders Contacted in 2020**



~76%

**Total Percentage of Stockholders Engaged in 2020**



~70%


Our substantive conversations with stockholders covered a variety of governance and compensation-related topics, including:

| | | |
|---|---|---|
| **Business Strategy** | **Executive Compensation Programs** | **Board Structure** |
| **COVID-19 Response** | **Governance Practices** | **Environmental Sustainability** |
| **Diversity & Inclusion** | **Board Refreshment** | **Human Capital Management** |

We believe our ongoing stockholder engagement is productive and provides an open exchange of ideas and perspectives for both Mattel and our stockholders. We look forward to continuing these dialogues with our stockholders in 2021 and beyond.

# Executive Compensation Highlights

**Our executive compensation programs reflect our commitment to pay-for-performance and compensation governance best practices by emphasizing at-risk performance-based compensation and long-term stockholder value creation in the form of annual short-term cash incentives (Mattel Incentive Plan or "MIP") and annual equity long-term incentives ("LTIs").**

The chart below shows the 2020 target total direct compensation ("TDC")* mix for our CEO and the average 2020 target TDC mix for our other named executive officers ("NEOs"):

| A Significant Portion of 2020 Target Total Direct Compensation is At Risk | | | |
|---|---|---|---|
| **2020 Compensation** | **2020 Objective, Structure, and Performance Measures** | **Portion of 2020 Target TDC** | |
| | | **CEO** | **Other NEOs**** |
| **Base Salary** | • Provide fixed cash compensation based on individual role, skill set, market data, and internal pay equity | **11%** | **23%** |
| **Annual Cash Incentive ("MIP")** | • Incentivize and motivate senior executives to achieve our short-term strategic and financial objectives that we believe will drive long-term stockholder value<br>• Our 2020 MIP financial measures focused on restoring profitability, regaining topline growth, and improving our working capital position. The 2020 MIP was structured as follows:<br>  • 50% MIP-Adjusted EBITDA<br>  • 20% MIP-Adjusted Net Sales<br>  • 15% MIP-Adjusted Gross Margin<br>  • 15% MIP-Adjusted Inventory & Accounts Receivable<br>  • Individual Performance Multiplier of 0%-125% | **17%** | **20%** |
| **Equity Long-Term Incentives ("LTIs")** | | | |
| **Performance-Based Restricted Stock Units ("Performance Units")** | • Incentivize and motivate senior executives to achieve key long-term strategic financial objectives and stock price outperformance<br>• Three-Year Cumulative Adjusted Free Cash Flow Goal<br>• Three-Year Relative Total Stockholder Return ("TSR") vs. S&P 500 Multiplier of 67%-133% | **72% LTIs**<br><br>75%<br>Performance Units | **57% LTIs**<br><br>50%<br>Performance Units |
| **Stock Options** | • Align senior executives' interests with stockholders' interests and drive focus on increasing long-term stockholder value<br>• Vest in approximately equal annual installments over three years | 25%<br>Stock Options | 25%<br>Stock Options |
| **Time-Based Restricted Stock Units ("RSUs")** | • Encourage senior executive stock ownership<br>• Stockholder-aligned retention<br>• Vest in approximately equal annual installments over three years | 0%<br>RSUs | 25%<br>RSUs |

\*  TDC is the sum of 2020 year-end annual base salary, MIP target incentive opportunity, and Annual LTI Value (i.e., grant value of Performance Units granted under the 2020-2022 Long-Term Incentive Program ("LTIP"), stock options, and RSUs).

\*\*  In light of Mr. Euteneuer's departure in August 2020, this chart excludes his compensation.

# 2020 Pay-For-Performance Results

**The compensation outcomes in 2020 reflected our pay-for-performance philosophy by rewarding progress on restoring profitability and regaining topline growth, and improved stock price performance.**

## 2020 MIP Earnout Reflects Continued Progress on Restoring Profitability and Regaining Topline Growth

Our continued progress on restoring profitability and regaining topline growth resulted in a Company financial performance earnout of 170%.

| Financial Measure* | Weighting | Threshold (35% earned) | Target (100% earned) | Max (200% earned) | % Earned before weighting | % Earned after weighting |
|---|---|---|---|---|---|---|
| MIP-Adjusted EBITDA | 50% | $330 | $402 | $600 ($720) | 200% | 100% |
| MIP-Adjusted Net Sales | 20% | $3,810 | $3,987 | $4,446 ($4,565) | 200% | 40% |
| MIP-Adjusted Gross Margin | 15% | 44.3% | 45.8% | 47.8% (49.2%) | 200% | 30% |
| MIP-Adjusted Inventory & Accounts Receivable | 15% | $1,473 ($1,555) | $1,339 | $1,205 | 0% | 0% |
| **TOTAL EARNED** | | | | | | **170%** |

\* The table above reflects actual performance as adjusted from GAAP results consistent with the pre-established plan parameters, which were approved by the Compensation Committee. Such adjustments are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measures, while also ensuring that they are aligned with stockholders' interests. The adjustments under the MIP are described on page 63 and each measure is defined under "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations." For 2020, there were no adjustments to any financial measure relating to the impact of the COVID-19 pandemic.

For our NEOs, the 170% earnout under the MIP for Company financial performance was then adjusted by a multiplier of 0% to 125% based on our CEO's assessment of each executive's progress, and the Compensation Committee's assessment of our CEO's progress, against pre-established individual goals that tied to the execution of our short-to-mid term strategy ("Individual Performance Multiplier"). For 2020, the Individual Performance Multiplier for our CEO was 125% and for our other NEOs ranged from 100% to 125%. Please see "2020 Individual Performance Assessments" on page 64.

 

## 2018-2020 LTIP Earnout Reflects Improvements in Adjusted Free Cash Flow and Stock Price Performance

By continuing to make significant progress on restoring profitability, we achieved three-year cumulative Adjusted Free Cash Flow of $300 million, resulting in a maximum performance earnout of 150% over the three-year performance period. Our relative TSR resulted in a multiplier of 76%. Accordingly, the total earnout was 114%.

| Financial Measure* | Threshold (37% earned) | Target (100% earned) | Max (150% earned) | % Earned |
|---|---|---|---|---|
| Three-Year Cumulative Adjusted Free Cash Flow | ($469) | ($91) | $209 ... $300 | 150% |

| | | Effect of TSR Multiplier | | Actual at December 31, 2020 |
|---|---|---|---|---|
| Mattel TSR Relative to S&P 500 | ≤25th | 50th | ≥75th | 32nd |
| TSR Multiplier** | 67% | 100% | 133% | 76% |
| TOTAL EARNED | | | | 114% |

\* Adjusted Free Cash Flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations" on page 114 for a description of the adjustments under the LTIP.

\*\* The TSR Multiplier for TSR levels achieved between the 25th, 50th, and 75th percentiles is linearly interpolated.

# Compensation Governance Best Practices

The Compensation Committee maintains the following compensation governance best practices, which establish strong safeguards for our stockholders and further enhance the alignment of the interests of our management and stockholders:

##  What We Do

- ✔ Compensation Recovery Policy ("Clawback Policy") applicable to all Section 16 officers and other direct reports to the CEO
- ✔ Best practices in severance arrangements, including severance benefits at competitive levels not greater than 2x base salary plus annual bonus
- ✔ Double-trigger accelerated vesting in the event of a change of control
- ✔ Robust stock ownership guidelines as a multiple of base salary: 6x for CEO, 4x for Chief Operating Officer ("COO") and Chief Financial Officer ("CFO"), and 3x for other NEOs
- ✔ Independent compensation consultant
- ✔ Annual compensation risk assessment
- ✔ Annual review comparing executive compensation with peer companies ("peer group")
- ✔ Annual tally sheet review

##  What We Do <u>Not</u> Do

- ✖ No excise tax gross-ups on severance or other payments in connection with a change of control
- ✖ No poor pay practice of tax gross-ups on perquisites and benefits
- ✖ No hedging or pledging by Board members, officers, or employees permitted

# Corporate Governance at Mattel

**Proposal 1**

## Election of Directors

 **The Board recommends that stockholders vote FOR each of the nominees named herein for election as directors.**

After receiving input from members of the Governance and Social Responsibility Committee, the Board has nominated ten director nominees for election at the 2021 Annual Meeting, all of whom are currently directors. The following director nominees will hold office from election until the next annual meeting of stockholders and until their respective successors have been duly elected and qualified, or until their earlier death, resignation, disqualification, or removal:



**R. Todd Bradley**



**Adriana Cisneros**



**Michael Dolan**



**Diana Ferguson**



**Ynon Kreiz**



**Soren Laursen**



**Ann Lewnes**



**Roger Lynch**



**Dominic Ng**



**Dr. Judy Olian**

Each director nominee has consented to being named in this Proxy Statement as a nominee for election as a director and agreed to serve as a director, if elected.

If your properly submitted proxy does not contain voting instructions, the persons named as proxies will vote your shares "for" the election of each of the ten director nominees named above. If, before the 2021 Annual Meeting, any director nominee becomes unavailable to serve, the Board may identify a substitute for such director nominee and treat votes "for" the unavailable director nominee as votes "for" the substitute or, alternatively, it may reduce the size of the Board. We presently believe that each of the nominees will be available to serve.

# Director Nominees Overview



| | | | |
|---|---|---|---|
| **Diversity** | **Independence** | **Average Tenure** | **Average Age** |
| **50%** of directors | **90%** of directors | **5.8** Years | **59.6** Years |
| ■ **5** Diverse | ■ **9** Independent<br>■ **1** Non-Independent | ■ **6** 0-3 years<br>■ **2** 4-6 years<br>■ **2** >6 years | ■ **1** <50 years<br>■ **5** 50-60 years<br>■ **3** 61-70 years<br>■ **1** >70 years |

# Board Refreshment

The Board remains focused on aligning our directors' collective skills and expertise with Mattel's strategy, and has undergone significant refreshment in recent years. The director nominees bring a wide range of valuable perspectives and experiences that the Board believes will best support Mattel in executing its transformation strategy.

**80%** of our director nominees joined our Board within the last 6 years



**2015**
• Ann Lewnes

**2016**

**2017**
• Ynon Kreiz

**2018**
• R. Todd Bradley
• Adriana Cisneros
• Soren Laursen
• Roger Lynch
• Dr. Judy Olian

**2019**

**2020**
• Diana Ferguson

# Director Nominees Skills, Experience, and Attributes

| | Bradley | Cisneros | Dolan | Ferguson | Kreiz | Laursen | Lewnes | Lynch | Ng | Olian |
|---|---|---|---|---|---|---|---|---|---|---|
| Industry | | ● | ● | | ● | ● | | ● | | |
| Finance | ● | | ● | ● | ● | ● | | ● | ● | |
| Diversity | | ● | | ● | | | ● | | ● | ● |
| Brand and Marketing | ● | ● | ● | | ● | ● | ● | | | |
| International Operations | ● | ● | ● | ● | ● | ● | ● | ● | | |
| Sustainability | | ● | | | ● | ● | ● | | | ● |
| Human Capital Management | ● | ● | ● | ● | ● | ● | | ● | ● | ● |
| Senior Leadership | ● | ● | ● | ● | ● | ● | ● | ● | ● | ● |

Our director nominees possess a diverse set of skills, experience, and attributes, which align with our business strategy and contribute to effective oversight. A summary is outlined below.

 **Industry**

■■■■■□□□□□ 5 out of 10 nominees

Mattel is a leading global toy company and owner of one of the strongest portfolios of children's and family entertainment franchises in the world, and creates innovative products and experiences that inspire, entertain, and develop children through play. Directors with significant experience in the consumer goods and entertainment industries provide valuable perspective on issues specific to the operation of our business.

 **International Operations**

■■■■■■■■■□ 9 out of 10 nominees

Our business is worldwide in scope, with operations in over 50 countries and territories, offices and/or warehouse space in over 35 countries, and facilities across multiple countries producing our products. As such, we benefit from directors having experience as a senior leader in a large organization with international operations.

 **Finance**

■■■■■■■□□□ 7 out of 10 nominees

We measure our operating and strategic performance by reference to certain financial metrics. Accurate financial reporting is critical to Mattel's success. Accordingly, we seek to have a number of directors who qualify as audit committee financial experts (as defined by SEC rules).

 **Sustainability**

■■■■■□□□□□ 5 out of 10 nominees

We recognize our responsibility to be a global, corporate citizen, and positive environmental steward, which is a priority for the entire organization. Our directors are committed to our sustainability initiatives designed to achieve long-term stockholder value through a responsible, sustainable business model.

 **Diversity**

■■■■■□□□□□ 5 out of 10 nominees

We understand that a culture rich in diversity is key to our business success, as it allows us to better understand the business opportunities in various markets around the world and develop products that resonate with consumers in diverse cultures. Diverse directors representing a range of perspectives expands the Board's understanding of the needs and viewpoints of consumers, employees, and other stakeholders worldwide.

 **Human Capital Management**

■■■■■■■■■□ 9 out of 10 nominees

Our people are among our most important assets and we believe the successful development and retention of our employees is critical to our success. As such, we benefit from having directors with a deep understanding of human capital management obtained from experience as a senior leader in a large organization.

 **Brand and Marketing**

■■■■■■□□□□ 6 out of 10 nominees

We own a portfolio of global brands with vast IP potential. As we look to capture the full value of our IP in the mid-to-long term, directors with relevant experience in consumer marketing or brand management, especially on a global basis, provide important insights to our Board.

 **Senior Leadership**

■■■■■■■■■■ 10 out of 10 nominees

Directors with CEO or senior management experience have a demonstrated record of leadership and a practical understanding of organizations, processes, strategy, risk, and risk management, as well as methods to drive change and growth. Through their service as top leaders at other companies, our directors also bring valuable perspectives on common issues affecting large and complex organizations.

# Director Nominees for Election

The Board, after receiving input from members of the Governance and Social Responsibility Committee, selected director nominees whose talents, skills, areas of expertise, experience, diversity, and independence, including those highlighted above, led the Board to conclude that these persons should serve as our directors at this time.

For each director nominee, set forth below is his or her name, age, tenure as a director of Mattel, and a description of his or her principal occupation, other business experience, public company experience, and other directorships held during the past five years. The specific experiences, qualifications, and attributes that led the Board to conclude that each nominee should serve as a director are described below.



**Age**: 62

**Director Since:** 2018

**Mattel Committee Memberships:**
- Audit Committee
- Compensation Committee

**Other Current Public Directorships:**
- Commvault Systems, Inc.
- One Equity Partners Open Water I Corp.

## R. Todd Bradley

### Key Experience/Director Qualifications

Mr. Bradley brings to Mattel's Board significant leadership, finance, digital, marketing, and technology experience. As a prior Chief Executive Officer of a technology-driven company, he brings digital, marketing, and technology expertise relevant to Mattel's strategy, and management experience with logistics, production, and quality control. In addition, Mr. Bradley has proven experience with turnaround companies in driving growth and improving profitably.

### Career Highlights

**One Equity Partners Open Water I Corp.**, a special purpose acquisition corporation
- Co-Chair and Chief Executive Officer since January 2021

**One Equity Partners**, a middle-market private equity firm
- Operating Partner since June 2020

**Mozido, LLC**, a global provider of digital commerce and payment solutions
- Chief Executive Officer and Director (December 2016 – May 2017)

**TIBCO Software, Inc.**, an integration, analytics, and event-processing software company
- President (June 2014 – December 2014)

**Hewlett-Packard Company**, a global provider of products, technologies, software, solutions, and services
- Executive Vice President Strategic Growth Initiatives (June 2013 – June 2014)
- Executive Vice President of Printing and Personal Systems Group (March 2012 – June 2013)
- Executive Vice President of Personal Systems Group (June 2005 – March 2012)

**PalmOne, Inc.**, a maker of mobile devices and WebOS
- President and Chief Executive Officer (October 2003 – March 2005)

### Other Public Company Directorships
- Commvault Systems, Inc. since 2020; also serves on Compensation and Operations Committees
- One Equity Partners Open Water I Corp. since 2020
- Eastman Kodak Company (2017 – 2020); also served on Compensation and Nominating & Governance Committees
- TrueCar, Inc. (2013 – 2016)

### Additional Leadership Experience and Service
- Director, Spartronics since 2020; also serves on Audit Committee
- Trustee, Newseum (2014 – 2016)



**Age**: 41

**Director Since:** 2018

**Mattel Committee Memberships:**
• Governance and Social Responsibility Committee

# Adriana Cisneros

## Key Experience/Director Qualifications

Ms. Cisneros brings to Mattel's Board significant leadership, media, real estate, entertainment, consumer products, and digital experience. As the Chief Executive Officer of a global company, she has valuable expertise in restructuring, growth strategy, and technology. Ms. Cisneros has experience transforming a company through innovation and digital strategy. She brings a valuable perspective on global consumers and corporate social responsibility. She also has experience serving on the boards of nonprofit entities.

## Career Highlights

**Cisneros Group of Companies**, a privately held company with over 90 years' experience operating businesses globally with three divisions (Cisneros Media, Cisneros Interactive and Cisneros Real Estate)
• Chief Executive Officer since September 2013
• Vice Chairman and Director of Strategy (September 2005 – August 2013)

## Additional Leadership Experience and Service

• President, Fundación Cisneros since 2009
• Member, International Academy of Television Arts & Sciences since 2015; also serves on Executive Committee
• Trustee, Paley Center for Media since 2016
• Director, Museum of Modern Art ("MoMA") since 2012; also serves on Latin American Acquisition Committee and Cisneros Institute Advisor
• Director, MoMA PS1 since 2006
• Director, Parrot Analytics since 2018
• Director, Knight Foundation since 2017; also serves on Nominating and Program Committees
• Director, University of Miami since 2017; also serves on Academic Affairs Committee
• Director, Citibank Private Bank Latin American Advisory Board since 2018
• Director, AST & Science since 2018; also serves as Head of Strategy since 2019
• Member, Strategic Advisory Board of Mission Advancement Corp. since 2020
• Director, Americas Society/Council of the Americas since 2021
• Co-chair, Endeavor Miami (2014 – 2020)
• Director, International Emmy's (2016 – 2019); also served on Executive Committee



**Age**: 74

**Director Since:** 2004

**Mattel Committee Memberships:**
- Compensation Committee (Chair)
- Executive Committee (Chair)
- Governance and Social Responsibility Committee

**Other Current Public Directorships:**
- Haymaker Acquisition Corp. II

# Michael Dolan

### Key Experience/Director Qualifications

Mr. Dolan brings to Mattel's Board significant leadership, finance, global consumer products and branding, strategic marketing, and operations experience. Mr. Dolan also brings a valuable perspective on the entertainment industry through his experience as the former Chief Executive Officer of IMG, which is important to Mattel since many of our most popular toys are derived from licensed entertainment properties. In addition, Mr. Dolan's long tenure with Young & Rubicam enables him to provide unique insights into brand building and advertising. Mr. Dolan has also gained valuable experience as the Chief Financial Officer of IMG, Viacom, and Young & Rubicam, where he dealt with complex accounting principles and judgments, internal controls, and financial reporting rules and regulations, and evaluated the financial results and financial reporting processes of large companies.

### Career Highlights

**Bacardi Limited**, a global privately-held spirits company
- Chief Executive Officer (November 2014 – September 2017)
- Interim Chief Executive Officer (May 2014 – November 2014)
- Director (2009 – September 2017; served on Audit Committee until 2014)

**IMG Worldwide**, a global sports, fashion, and media entertainment company
- Chairman of the Board and Chief Executive Officer (November 2011 – May 2014)
- President and Chief Operating Officer (April 2011 – November 2011)
- Executive Vice President and Chief Financial Officer (April 2010 – April 2011)

**Viacom, Inc.**, a global entertainment content company
- Executive Vice President and Chief Financial Officer (May 2004 – December 2006)

**Kohlberg Kravis Roberts & Co.**, a global investment firm
- Senior Advisor (October 2004 – May 2005)

**Young & Rubicam, Inc.**, a global marketing and communications company
- Chairman of the Board and Chief Executive Officer (2001 – 2003)
- Vice Chairman and Chief Operating Officer (2000 – 2001)
- Vice Chairman and Chief Financial Officer (1996 – 2000)

### Other Public Company Directorships
- Haymaker Acquisition Corp. II since 2019
- OneSpaWorld Holdings Limited (2019 – 2020)

### Additional Leadership Experience and Service
- Director, March of Dimes since 2013
- Director, Northside Center for Child Development since 2003
- Chairman of the Board, America's Choice, Inc. (2004 – 2010)



**Age**: 58

**Director Since:** 2020

**Mattel Committee Memberships:**
- Audit Committee (Chair)
- Executive Committee

**Other Current Public Directorships:**
- Frontier Communications Corporation
- Invacare Corp.
- Sally Beauty Holdings, Inc.

# Diana Ferguson

## Key Experience/Director Qualifications

Ms. Ferguson brings to Mattel's Board of Directors significant leadership, finance, and human capital management experience. Ms. Ferguson serves as a principal of Scarlett Investments LLC, a firm that invests in and advises middle-market consumer products companies, which she founded in 2013. Previously, Ms. Ferguson served as Chief Financial Officer of Cleveland Avenue LLC, a privately held venture capital and consulting firm. Ms. Ferguson also served as Chief Financial Officer of the Chicago Board of Education, leading a staff of more than 200 professionals and managing all aspects of the organization's more than $6 billion financial operations.

## Career Highlights

**Scarlett Investments, LLC**, a private investment and consulting firm
- Principal (August 2013 – Present)

**Cleveland Avenue LLC**, a privately held venture capital and consulting firm
- Chief Financial Officer (September 2015 – December 2020)

**The Folgers Coffee Company**, a maker of coffee products
- Senior Vice President and Chief Financial Officer (April 2008 – November 2008)

**Merisant Worldwide, Inc.**, a maker of table-top sweeteners and sweetened food products
- Executive Vice President and Chief Financial Officer (2007 – 2008)

**Sara Lee Corporation**, a global consumer products company
- Senior Vice President and Chief Financial Officer, Sara Lee Foodservice (2006 – 2007)
- Senior Vice President Strategy and Corporate Development (2004 – 2006)
- Vice President and Treasurer (2001 – 2004)

## Other Public Company Directorships

- Frontier Communications Corporation since 2014; also serves as Chair of Compensation Committee and member of Nominating and Corporate Governance Committee
- Invacare Corp. since 2018; also serves on Audit Committee and Nominating and Governance Committee
- Sally Beauty Holdings, Inc. since January 2019; also serves as Chair of Compensation and Talent Committee and member of Audit Committee
- TreeHouse Foods, Inc. (2008 – 2016; chaired Audit Committee and served on Compensation Committee)

## Additional Leadership Experience and Service

- Trustee, Groton School since 2015; also serves as Treasurer
- Board Member, Leadership Greater Chicago (2003 – 2005); also served as Board President (2012 – 2014)

 



**Age**: 56

**Director Since:** 2017

**Mattel Committee Memberships:**
- Equity Grant Allocation Committee

**Other Current Public Directorships:**
- Warner Music Group Corp.

# Ynon Kreiz

### Key Experience/Director Qualifications

Mr. Kreiz brings to Mattel's Board of Directors significant leadership, finance, multimedia, entertainment, and content experience, and during his tenure as a director of Mattel has gained a deep understanding of Mattel's business and the toy industry. As a former Chief Executive Officer of a number of global media companies and a board member of Warner Music Group Corp., he brings a valuable perspective on the entertainment, digital, and media industries, including a focus on children's programming. He was also General Partner at Balderton Capital where he was active in early stage technology and media investments.

### Career Highlights

**Maker Studios, Inc.**, a global digital media and content network company
- Chairman of the Board (June 2012 – May 2014)
- Chief Executive Officer (May 2013 – January 2015)

**Endemol Group**, one of the world's leading television production companies
- Chairman of the Board and Chief Executive Officer (June 2008 – June 2011)

**Balderton Capital** (formerly Benchmark Capital Europe), a venture capital firm
- General Partner (2005 – 2007)

**Fox Kids Europe N.V.**, a children's entertainment company
- Chairman of the Board, Chief Executive Officer and Co-founder (1996 – 2002)

### Other Public Company Directorships
- Warner Music Group Corp. since May 2015; also serves on Audit Committee

### Additional Leadership Experience and Service
- Chairman of the Board, Showmax (March 2017 – August 2018)
- Board of Advisors, Anderson Graduate School of Management at UCLA since April 2015
- Chairman of Board of Trustees, Israeli Olympic Committee, London Games (2012)



**Age**: 57

**Director Since:** 2018

**Mattel Committee Memberships:**
- Finance Committee
- Governance and Social Responsibility Committee

# Soren Laursen

## Key Experience/Director Qualifications

Mr. Laursen brings to Mattel's Board of Directors significant leadership, finance, brand, marketing, retail, global, and toy industry experience. As a former Chief Executive Officer of a toy retail company and former President of a toy manufacturer, he has tested experience and understanding of Mattel's business and the global commercial toy industry, deep expertise in developing strong brand franchises supported by compelling media, digital and technology activations, and leadership experience in successfully turning around a company and driving growth.

## Career Highlights

**TOP-TOY**, a toy retailer in the Nordic market
- Chief Executive Officer (April 2016 – January 2018)

**LEGO Systems, Inc.**, the Americas division of the family-owned and privately-held The LEGO Group, a toy company based in Denmark
- President (January 2004 – March 2016)

**The LEGO Company**
- Senior Vice President, Europe North and Europe East (April 2000 – December 2003)
- Senior Vice President, Special Markets (1999 – 2000)
- Vice President/General Manager, LEGO New Zealand (1995 – 1999)

## Additional Leadership Experience and Service
- Interim Executive Director, Mattel (October 2018 – September 2019)
- Advisor, American Toy Industry Association since 2014; also served as Chairman 2012-2014 and Board Member at large since 2004
- Director, A.T. Cross, R.I (2014 – 2016)
- Board member, Varier Furniture A/S Oslo since 2015; also serves as Chairman since 2019
- Director, LEGO Children's Fund (2010 – 2016)
- Director, Connecticut Children's Medical Center (2008 – 2016; also served on Executive and Strategy Task Force Committee)
- Advisor, AVT Business School since 2018
- Director, Patentrenewals.com since 2018
- Director, Isabella A/S since 2018
- Chairman, Postevand Aps since 2015
- Chairman, BørneRiget Fonden since 2020
- Director, BoeBeauty since 2020



**Age**: 59

**Director Since:** 2015

**Mattel Committee Memberships:**
- Governance and Social Responsibility Committee (Chair)
- Executive Committee

# Ann Lewnes

## Key Experience/Director Qualifications

Ms. Lewnes brings to Mattel's Board her significant leadership experience in branding, advertising, technology, and financial management marketing. She also brings experience in driving strategic growth and global demand at two public technology companies, as well as her experience serving on the boards of nonprofit entities. At Adobe, Ms. Lewnes is responsible for Adobe's corporate brand, corporate communications, and integrated marketing efforts worldwide, and has spearheaded the transformation of the company's global marketing efforts to be digital-first and data-driven. At Intel, Ms. Lewnes played a key role in globally positioning the business and products to consumers, business professionals, and key computer channels.

## Career Highlights

**Adobe Systems Incorporated**, a multinational computer software company providing digital marketing and media solutions
- Chief Marketing Officer and Executive Vice President, Corporate Strategy and Development, since January 2016
- Senior Vice President and Chief Marketing Officer (November 2006 – January 2016)

**Intel Corporation,** a multinational semiconductor manufacturing company that designs, manufactures, and sells integrated digital technology platforms
- Vice President, Sales & Marketing (2000 – 2006)

**Awards Received**
- Matrix Award (2020)
- American Marketing Association Hall of Fame (2019)
- Forbes Most Influential CMOs (2017-2020)

## Additional Leadership Experience and Service
- Director, Advertising Council (2009-2019)
- Director, Sundance Institute since 2020



**Age**: 58

**Director Since:** 2018

**Mattel Committee Memberships:**
- Audit Committee
- Finance Committee

# Roger Lynch

## Key Experience/Director Qualifications

Mr. Lynch brings to Mattel's Board significant leadership, media, technology, and internet experience. He has a wealth of consumer experience, including experience leveraging changing consumer behaviors that can be applied to help further Mattel's growth. Additionally, he has extensive experience leading, innovating, and scaling consumer media and technology businesses globally, including having guided a number of companies through critical transformation periods. Through his media industry experience, Mr. Lynch has frequently worked with large content providers to create business models that embrace technological changes in distribution.

## Career Highlights

**Condé Nast**, a global media company
- Chief Executive Officer since April 2019

**Pandora Media, Inc.**, a streaming music service
- Chief Executive Officer, President, and Director (September 2017 – February 2019)

**Sling TV Holding LLC**, an on-demand internet streaming television service (subsidiary of DISH Network)
- Chief Executive Officer and Director (July 2012 – August 2017)

**Dish Network LLC**, a pay television operator
- Executive Vice President, Advanced Technologies (November 2009 – July 2012)

**Video Networks International, Ltd.**, an internet protocol television provider
- Chairman and Chief Executive Officer (2002 – 2009)

**Chello Broadband N.V.**, a broadband internet service provider in Europe
- President and Chief Executive Officer (1999 – 2001)

## Additional Leadership Experience and Service

- Director, Partnership for New York City since 2021
- Director, USC Dornsife School of Letters, Arts and Sciences since 2018
- Director, Quibi LLC since 2018
- Director, Tuck School of Business at Dartmouth since 2017
- Director, Video Networks International LTD since 2002
- Board Observer, Roku LLC (2012 – 2017)
- Director, Digitalsmiths LLC (2010 – 2015; served as Chair of Compensation Committee)



**Age**: 62

**Director Since:** 2006

**Mattel Committee Memberships:**
• Finance Committee (Chair)
• Audit Committee
• Executive Committee

**Other Current Public Directorships:**
• East West Bancorp, Inc.

# Dominic Ng

### Key Experience/Director Qualifications

Mr. Ng brings to Mattel's Board significant experience in leadership, strategy, business development, and global business. He also has valuable experience in dealing with complex accounting principles and judgments, internal controls, and financial reporting rules and regulations, and evaluating financial results and financial reporting processes of large companies. Mr. Ng transformed East West Bank from a small savings and loan association based in Los Angeles into a large, full-service commercial bank with differentiated focus on the United States and China markets. Mr. Ng's extensive experience conducting business in China is extremely valuable to Mattel because of Mattel's large manufacturing presence in China and emerging markets initiatives (including China). He also brings to Mattel's Board extensive business and governmental relationships in the State of California and the greater metropolitan area of Los Angeles, where Mattel is headquartered.

### Career Highlights

**East West Bancorp, Inc. and East West Bank**, a global bank based in California
• Chief Executive Officer and Chairman of the Board since 1992
• President (1992 – 2009)

**Seyen Investment, Inc.**, a private family investment business
• President (1990 – 1992)

**Deloitte & Touche LLP**, an accounting firm
• Certified Public Accountant (1980 – 1990)

### Other Public Company Directorships

• East West Bancorp, Inc. since 1992; also Chairman since 1992
• PacifiCare Health Systems, Inc. (2003 – 2005)
• ESS Technology, Inc. (1998 – 2004)

### Additional Leadership Experience and Service

• Director, STX Entertainment (August 2016 – April 2020)
• Trustee, University of Southern California since 2014
• Trustee, Academy Museum of Motion Pictures since 2018
• Member, Keck School of Medicine Board of Overseers since 2016
• Director of the following nonprofit entities and government organizations: Federal Reserve Bank of San Francisco – Los Angeles Branch (2005 – 2011); California Bankers Association (previously 2002 – 2011, 2016 – 2017); Chairman, Committee of 100 (2011 – 2014); The United Way of Greater Los Angeles (2006 – 2014); Pacific Council on International Policy (2010 – 2013); and Los Angeles' Mayor's Trade Advisory Council as Co-Chair (2009 – 2011)



**Age**: 69

**Director Since:** 2018

**Mattel Committee Memberships:**
• Compensation Committee
• Governance and Social Responsibility Committee

**Other Current Public Directorships:**
• Ares Management LLC
• United Therapeutics Corp.

# Dr. Judy Olian

## Key Experience/Director Qualifications

Dr. Olian brings to Mattel's Board her extensive leadership record in running large organizations, as well as her professional expertise in human resource management, top management teams, and management strategy. She also has extensive board experience in publicly traded and nonprofit boards. Prior to her most recent roles, she served as Dean of Penn State's Smeal College of Business, and in various faculty and leadership roles at the University of Maryland. She was also a management consultant, and chairman of AACSB International, the premier accrediting and thought leadership organization for global business schools.

## Career Highlights

**Quinnipiac University**
• President since July 2018

**UCLA Anderson School of Management**
• Dean and John E. Anderson Chair in Management (January 2006 – July 2018)

## Other Public Company Directorships

• Ares Management LLC since 2015; also serves on Audit Committee
• United Therapeutics Corp. since 2016; also serves on Audit Committee

## Additional Leadership Experience and Service

• Director, UCLA Technology Development Corporation (2014 – 2018)
• Board member, Business-Higher Education Forum
• Member, CT Governor's Workforce Commission
• Advisory Board Member, Catalyst Inc. since 2011
• Board member, AdvanceCT related to economic development, appointed by Governor of Connecticut
• Chairman, Loeb Awards for Excellence in Business Journalism (2006 – 2018)
• Member, International Advisory Board, Peking University School of Business (2007 – 2016)

 

# Board Composition and the Director Nomination Process

## Identifying and Evaluating Director Nominees

The Board, acting through the Governance and Social Responsibility Committee, is responsible for identifying and evaluating candidates for membership on the Board. The Board's Amended and Restated Guidelines on Corporate Governance (the "Guidelines on Corporate Governance") set forth the process for selecting candidates for director positions and the role of the Governance and Social Responsibility Committee in identifying potential candidates and screening them, with input from the Chairman of the Board.

Under the Guidelines on Corporate Governance and the charter of the Governance and Social Responsibility Committee, the Governance and Social Responsibility Committee is responsible for reviewing with the Board annually the appropriate skills and characteristics required of Board members given the current make-up of the Board and the perceived needs of the Board at that time. The Governance and Social Responsibility Committee also reviews the results of the Board's annual self-evaluation. This review includes an assessment of the talents, skills, areas of expertise, experience, diversity, and independence of the Board and its members. Any changes that may have occurred in any director's responsibilities, as well as such other factors as may be determined by the committee to be appropriate for review, are also considered.

The charter of the Governance and Social Responsibility Committee also sets forth the process by which the committee actively seeks qualified director candidates for recommendation to the Board. The committee, with input from the Chairman of the Board, screens candidates to fill any vacancies on the Board, solicits recommendations from Board members as to such candidates, and considers recommendations for Board membership submitted by stockholders as described further below. The committee works with a third-party, independent search firm to locate candidates who may meet the needs of the Board. Candidates who the committee expresses interest in pursuing must meet in person with at least two members of the committee before being selected. The committee recommends to the Board the director nominees for election at each annual meeting of stockholders. Diana Ferguson was initially recommended to the committee by a member of Mattel's Talent Acquisition team.

Our Director Nominations Policy describes the methodology for selecting the candidates who are included in the slate of director nominees recommended to the Board and the procedures for stockholders to follow in submitting nominations and recommendations of possible candidates for Board membership.

**Under our Director Nominations Policy, each director nominee should, at a minimum, possess the following:**

- An outstanding record of professional accomplishment in his or her field of endeavor;
- A high degree of professional integrity, consistent with Mattel's values;
- Willingness and ability to represent the general best interests of all of Mattel's stockholders and not just one particular stockholder or constituency, including a commitment to enhancing long-term stockholder value; and
- Willingness and ability to participate fully in Board activities, including active membership on at least one Board committee and attendance at, and active participation in, meetings of the Board and the committee(s) of which he or she is a member, and no commitments that would, in the judgment of the Governance and Social Responsibility Committee, interfere with or limit his or her ability to do so.

**Our Director Nominations Policy also lists the following additional skills, experiences, and qualities that are desirable in director nominees:**

- Skills and experiences relevant to Mattel's business, operations, or strategy;
- Qualities that help the Board achieve a balance of a variety of knowledge, experience, and capability on the Board, and an ability to contribute positively to the collegial and collaborative culture among Board members; and
- Qualities that contribute to the Board's overall diversity – diversity being broadly construed to mean a variety of opinions, perspectives, professional and personal experiences, and backgrounds, as well as other differentiating characteristics.

Lastly, a nominee's ability to qualify as an independent director of Mattel is considered in terms of both the overall independence of Mattel's Board as well as the independence of its committees.

The committee reviews the Director Nominations Policy periodically and may amend the policy from time to time as necessary or advisable based on changes to applicable legal requirements and listing standards as well as the evolving needs and circumstances of the business. In addition, the Guidelines on Corporate Governance are reviewed periodically, and may be changed by the Board only if, upon a determination by the independent directors in executive session, the independent directors determine that such change is in the best interests of the Company and its stockholders, and recommend such change to be made to the full Board. For additional information on the Board's selection and evaluation process, see our Director Nominations Policy, which is available on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance.

# Stockholder Recommendations of Director Candidates

The Governance and Social Responsibility Committee will consider recommendations for director candidates made by stockholders and evaluate them using the same criteria as other candidates. Under our Director Nominations Policy, any such recommendation must include a detailed statement explaining why the stockholder is making the recommendation, as well as all information that would be required were the stockholder to nominate such person under our Amended and Restated Bylaws (the "Bylaws") or applicable law. For additional information on stockholder recommendations, see our Bylaws and Director Nominations Policy, which are available on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance.

Stockholder recommendations for director candidates should comply with our Director Nominations Policy and should be addressed to:

Governance and Social Responsibility Committee
c/o Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

## Stockholder Proxy Access Right

Our Bylaws permit a stockholder, or group of up to 20 stockholders, owning at least three percent of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials for an annual meeting of stockholders, director nominees constituting up to the greater of two nominees or 20% of the Board, provided that the stockholder(s) and the director nominee(s) satisfy the requirements specified in the Bylaws. Additional information on the deadlines to submit director nominations pursuant to the proxy access provisions of our Bylaws is set forth on page 113 under "Director Nominations Pursuant to Proxy Access Provisions."

# Board Structure

# Board Leadership Structure

The Board believes that one of its most important responsibilities is to evaluate and determine the most appropriate Board leadership structure for Mattel so that it can provide effective, independent oversight of management and facilitate its engagement in, and understanding of, Mattel's business. To carry out this responsibility, the Guidelines on Corporate Governance empower the Board to evaluate and determine the optimal leadership structure for the Company in relation to Mattel's specific characteristics or circumstances at any given time. The Board evaluates its structure periodically, as well as when warranted by specific circumstances, such as the appointment of a new CEO. As part of its evaluation, the Board assesses which structure it believes is in the best interests of Mattel and its stockholders based on the evolving needs of the Company. This governance structure provides the Board appropriate flexibility to determine the leadership structure best suited to support the dynamic demands of our business.

In April 2018, in connection with Mr. Kreiz's appointment as CEO, the Board determined that the Company and its stockholders would be best served by a leadership structure in which Mr. Kreiz serves as Chairman and CEO, counterbalanced by a strong, independent Board led by Mr. Dolan, as Independent Lead Director.

The Board believes that this leadership structure, including our strong Independent Lead Director, best serves Mattel and its stockholders at this time by leveraging executive leadership experience while providing effective independent oversight. Independent leadership still remains an important pillar of the Board leadership structure and, as such, the Company continues to have an Independent Lead Director with robust, well-defined responsibilities as set forth below under "Independent Lead Director Responsibilities."

Going forward, the Board will continue to evaluate its leadership structure in order to confirm it aligns with and supports the evolving needs and circumstances of the Company and its stockholders.

## Independent Lead Director Responsibilities

The Board recognizes the importance of strong independent Board leadership. As such, the independent directors of the Board elect annually an Independent Lead Director when the Chairman is not independent. Our Independent Lead Director has specifically-enumerated powers and responsibilities, providing the same leadership, oversight, and benefits to the Company and Board that would be provided by an independent Chairman.

### Michael Dolan | Independent Lead Director



- Director since 2004; Independent Lead Director since 2015
- Chair of the Compensation Committee and Executive Committee; member of Governance and Social Responsibility Committee
- Board experience at Mattel in multiple operating environments

In 2020, the independent directors of the Board re-elected Mr. Dolan to serve as the Board's current Independent Lead Director, a position he has held since January 2015. The Board believes that Mr. Dolan's extensive business experience across a variety of industries, unique insights in the areas of advertising and brand building, and prior service on several boards of directors make him well qualified to serve as Mattel's Independent Lead Director.

**The Independent Lead Director's duties include the following significant powers and responsibilities:**

- Presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serves as liaison between the Chairman and the independent directors;
- Approves information sent to the Board;
- Approves meeting agendas for the Board;
- Approves schedules of meetings to assure that there is sufficient time for discussion of all agenda items;
- Has authority to call meetings of the independent directors; and
- If requested by significant stockholders, makes himself or herself available for consultation and direct communication.

# Board Independence Determinations

Mattel's Board has adopted Guidelines on Corporate Governance consistent with Nasdaq listing standards that include qualifications for determining director independence. These provisions incorporate Nasdaq's categories of relationships between a director and a listed company that would make a director ineligible to be independent.

The Board has affirmatively determined that each of Messrs. Bradley, Dolan, Laursen, Lynch, and Ng, Mses. Cisneros, Ferguson, and Lewnes, and Dr. Olian is independent within the meaning of both Mattel's and Nasdaq's director independence standards, as currently in effect, and has no relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Because Mr. Kreiz is employed by Mattel, he does not qualify as independent. Vasant Prabhu, who served as director until June 10, 2020, was determined to be independent during the time he served on the Board. Furthermore, the Board has determined that each of the members of our Audit Committee, Compensation Committee, and Governance and Social Responsibility Committee is independent within the meaning of Nasdaq director independence standards applicable to members of such committees, as currently in effect.

The Compensation Committee members also qualify as "non-employee directors" and "outside directors" within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Section 162(m) of the Internal Revenue Code, respectively.

In making these determinations, the Board considered, among other things, ordinary course commercial relationships with companies at which Board members then served as executive officers (including Adobe Systems Incorporated and Condé Nast). The aggregate annual amounts involved in these commercial transactions were less than the greater of $200,000 or 5% of the annual consolidated gross revenues of these companies, and the Board members were not deemed to have a direct or indirect material interest in those transactions. The Board has determined that none of these relationships are material and that none of these relationships impair the independence of any non-employee director.

# Board Committees

The Board has established six principal committees: the Audit Committee, the Compensation Committee, the Governance and Social Responsibility Committee, the Finance Committee, the Executive Committee, and the Equity Grant Allocation Committee. Each of the Audit Committee, the Compensation Committee, and the Governance and Social Responsibility Committee has a written charter that is reviewed annually and revised as appropriate. A copy of each of these committee's current charter is available on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance.

The current chairs and members of these committees are identified in the following table:

| Director | Audit | Compensation | Governance and Social Responsibility | Finance | Executive | Equity Grant Allocation |
|---|---|---|---|---|---|---|
| **Non-Employee Directors** | | | | | | |
| **R. Todd Bradley**† | ● | ● | | | | |
| **Adriana Cisneros** | | | ● | | | |
| **Michael Dolan**+ | | Chair | ● | | Chair | |
| **Diana Ferguson**† | Chair | | | | ● | |
| **Soren Laursen** | | | ● | ● | | |
| **Ann Lewnes** | | | Chair | | ● | |
| **Roger Lynch**† | ● | | | ● | | |
| **Dominic Ng**† | ● | | | Chair | ● | |
| **Dr. Judy Olian** | | ● | ● | | | |
| **Employee Director** | | | | | | |
| **Ynon Kreiz** | | | | | | ● |

Chair = Chair

+ = Independent Lead Director

† = Audit Committee Financial Expert

● = Member

 

The primary responsibilities, membership, and meeting information for the committees of the Board during 2020 are summarized below.

## Audit Committee

### Members in 2020:

Diana Ferguson (Chair, effective September 2020)
R. Todd Bradley
Roger Lynch
Dominic Ng
Vasant Prabhu (member until June 2020)

### Meetings in 2020: 15

The Board has determined that each member meets applicable SEC, Nasdaq, and Mattel independence and "financial sophistication" standards and qualifies as an "audit committee financial expert" under applicable SEC regulation.

### Primary Responsibilities

- Assist the Board in fulfilling the Board's oversight responsibilities regarding the quality and integrity of Mattel's financial reports, the independence, qualifications, and performance of Mattel's independent registered public accounting firm, the performance of Mattel's internal audit function, and Mattel's compliance with legal and regulatory requirements

- Oversee the Company's assessment and management of Mattel's material risks impacting the Company's business, including those relating to the Company's financial reporting and accounting and information technology security

- Sole authority to appoint or replace the independent registered public accounting firm; directly responsible for the compensation and oversight of the work of the independent registered public accounting firm for the purpose of preparing or issuing an audit report or related work; directly responsible for the evaluation of the performance and independence of the independent registered public accounting firm, including consideration of the adequacy of quality controls and the provision of permitted non-audit services

- Meet with the independent registered public accounting firm and management in connection with each annual audit to discuss the scope of the audit, the staffing of the audit, and the procedures to be followed

- Review and discuss Mattel's quarterly and annual financial statements with management, the independent registered public accounting firm, and the internal audit group

- Discuss with management and the independent registered public accounting firm Mattel's practices with respect to risk assessment, risk management, and critical accounting policies

- Discuss with management and the independent registered public accounting firm key reporting practices (including the use of non-GAAP measures) and new accounting standards

- Review periodically with the Chief Legal Officer the implementation and effectiveness of Mattel's compliance and ethics programs

- Discuss periodically with the independent registered public accounting firm and the senior internal auditing officer the adequacy and effectiveness of Mattel's accounting and financial controls, and consider any recommendations for improvement of such internal control procedures

- Pre-approve audit services, internal-control-related services, and permitted non-audit services to be performed for Mattel by its independent registered public accounting firm

# Governance and Social Responsibility Committee

**Members in 2020:**

Ann Lewnes (Chair)
Adriana Cisneros
Michael Dolan
Soren Laursen
Dr. Judy Olian

**Meetings in 2020: 5**

The Board has determined that each member meets applicable Nasdaq and Mattel independence standards.

**Primary Responsibilities**

- Assist the Board by identifying individuals qualified to become Board members, consistent with the criteria approved by the Board, and to select, or to recommend that the Board select, the director nominees for the next annual meeting of stockholders
- Assist the Board in evaluating potential executive candidates in succession planning
- Develop and recommend to the Board the Guidelines on Corporate Governance
- Lead the evaluation of the Board's performance
- Evaluate and make recommendations to the Board regarding the independence of the Board members
- Recommend director nominees for each committee of the Board
- Assist the Board with oversight and review of social responsibility matters such as sustainability, corporate citizenship, community involvement, diversity and equal opportunity matters, responsible supply chain standards, public policy matters, and environmental, health, and safety issues
- Oversee and review with management risks relating to governance and social responsibility matters
- Oversee the Company's engagement with institutional stockholders and proxy advisory firms concerning governance and social responsibility matters
- Provide oversight with regard to philanthropic activities
- Work closely with the CEO and other members of Mattel's management to affirm that Mattel is governed effectively and efficiently

## Compensation Committee

**Members in 2020:**

Michael Dolan (Chair)
R. Todd Bradley
Dr. Judy Olian

**Meetings in 2020: 7**

The Board has determined that each member meets applicable Nasdaq and Mattel independence standards and qualifies as an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code and as a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act.

Meets at least once each year without the CEO present.

**Primary Responsibilities**

- Develop, evaluate and, in certain instances, approve or determine compensation plans, policies, and programs
- Approve all forms of compensation to be provided to the CEO and all other executives who are subject to Section 16 of the Exchange Act
- Annually review and approve corporate goals and objectives relevant to the CEO, and review and evaluate the CEO's performance
- Administer short- and long-term incentive and equity compensation plans and programs
- Approve all forms of compensation to be provided to the non-employee directors
- Assess material risks associated with Mattel's compensation structure, policies, plans, and programs generally
- Report and, as appropriate, make recommendations to the Board regarding executive compensation programs and practices
- Inform the non-management directors of the Board of its decisions regarding compensation for the CEO and other senior executives
- Oversee the Company's engagement with institutional stockholders and proxy advisory firms concerning executive compensation matters

## Independent Compensation Consultant

The Compensation Committee has the authority to retain independent legal or other advisors, to the extent it deems necessary or appropriate, and has retained Frederic W. Cook & Co., Inc. ("FW Cook") as its independent compensation consultant since August 2007 to provide the committee with advice and guidance on the design of our executive compensation levels, plans, programs, and practices. FW Cook has not performed and does not currently provide any services to management or Mattel. Each year the Compensation Committee reviews the independence of the compensation consultant and other advisors who provide advice to the Compensation Committee, employing the independence factors specified in the Nasdaq listing standards. The Compensation Committee has determined that FW Cook is independent within the meaning of the committee's charter and the Nasdaq listing standards, and the work of FW Cook for the committee does not raise any conflicts of interest. FW Cook attends Compensation Committee meetings when invited and meets with the Compensation Committee without management. FW Cook provides the Compensation Committee with third-party data and analysis as well as advice and expertise on competitive compensation practices and trends, executive compensation plans and program designs, and proposed executive and director compensation levels. FW Cook reports directly to the Compensation Committee and, as directed by the Compensation Committee, works with management and the Chair of the Compensation Committee. In 2020, FW Cook assisted the Compensation Committee on the following matters:

- Analyzing and advising on:
  - The base salaries, bonus leverage, target and actual annual cash incentives, target and actual annual LTIs, TDC, and all other compensation for our CEO and his direct reports (Executive Vice Presidents ("EVPs") and above) as compared to the market and compensation of their counterparts in our peer group;

- Our MIP and LTI designs, provisions, and practices; and
- The compensation of the Board as compared to the board compensation at our peer group companies.
- Reviewing and advising regarding our peer group;
- Assessing if our compensation plans, policies, and programs present potential material risk to the Company;
- Reviewing and advising on our 2020 Proxy Statement;
- Providing executive compensation regulatory and legislative updates; and
- Advising regarding institutional proxy advisors' voting policies and market trends.

## Finance Committee

**Members in 2020:**                                                     **Meetings in 2020: 5**

Dominic Ng (Chair)
Soren Laursen
Roger Lynch
Vasant Prabhu (member until June 2020)

### Primary Responsibilities

- Advise and make recommendations to the Board regarding allocation and deployment of available capital, including credit facilities and debt securities, capital expenditures, dividends to stockholders, stock repurchase programs, and hedging transactions
- Oversee interactions with credit rating agencies
- Advise and make recommendations to the Board regarding mergers, acquisitions, dispositions, and other strategic transactions
- Oversee third-party financial risks

## Other Board Committees

The **Executive Committee** did not hold any meetings in 2020. The members of the Executive Committee are Mses. Ferguson and Lewnes and Messrs. Dolan and Ng. Mr. Prabhu was a member of the Executive Committee until June 2020. Mr. Dolan chairs the Executive Committee. The Executive Committee may exercise all the powers of the Board, subject to limitations of applicable law, between meetings of the Board.

Mattel also has an **Equity Grant Allocation Committee** ("EGAC") with Mr. Kreiz as the current sole member. The EGAC's primary function is to exercise the limited authority delegated to the committee by the Board and the Compensation Committee with regard to approving annual and off-cycle equity grants to employees below the CEO direct report level (Senior Vice Presidents ("SVPs") and below) who are not Section 16 officers.

 

# Board Meetings

During 2020, the Board held five meetings. No incumbent director attended less than 75% of the aggregate of all Board meetings and all meetings held by any committee of the Board on which such director served (in each case, held during the period of time such director served on the Board or the applicable committee).

# Policy Regarding Attendance of Directors at the Annual Meeting of Stockholders

Each member of Mattel's Board is expected, but not required, to attend Mattel's annual meeting of stockholders. There were ten directors at the time of our 2020 annual meeting of stockholders ("2020 Annual Meeting") and nine directors attended the meeting.

# Board's Role and Responsibilities

## Strategic Oversight

Our Board is responsible for maintaining a leadership structure that provides independent oversight of the Company's business strategy. The Board oversees and provides advice and guidance to senior management on the formulation and implementation of the Company's strategic plans, including, but not limited to, the execution of the Company's transformation strategy. To reflect that this remains a key responsibility for the Board, members of the Board conduct this oversight through regular meetings of the Board and its committees, a dedicated meeting each year to focus on strategy, and regular discussions between the Board and management outside of Board and Committee meetings.

This ongoing effort enables the Board to assess Company performance both in the short-to-mid term and the mid-to-long term. In addition to overseeing financial and operational performance, our Board remains focused on non-financial measures, including human capital management, diversity and inclusion, culture, sustainability, and risk management.

In 2020, the Board worked closely with management in evaluating the impacts of the COVID-19 pandemic on Mattel's business, strategy, and workforce – receiving regular briefings from Mattel's Finance, Commercial, Supply Chain, and Human Resources teams.

While the Board and its committees oversee the Company's transformation strategy, management is charged with its day-to-day execution. To monitor performance against the Company's transformation strategy, the Board receives regular updates and actively engages in dialogue with management.

# Risk Oversight

**FULL BOARD AND COMMITTEES**

## Board Oversight

The full Board is responsible for overseeing Mattel's ongoing assessment and management of material risks impacting Mattel's business. The Board relies on Mattel's management to identify and report on material risks, and relies on each Board committee to oversee management of specific risks related to that committee's function. The Board engages in risk oversight throughout the year and specifically focuses on risks facing Mattel each year at a regularly scheduled Board meeting.

## Audit Committee

The Audit Committee oversees the Company's assessment and management of Mattel's material risks impacting the Company's business, including those relating to the Company's financial reporting and accounting and information technology security. The Audit Committee receives regular reports from management regarding Mattel's information technology security programs and policies, including its response to cyber threats and related risks. The Audit Committee is also responsible for overseeing Mattel's compliance risk, which includes risk relating to Mattel's compliance with laws and regulations. The Audit Committee annually reviews and discusses with Company management the steps management has taken to monitor and control these risks.

## Compensation Committee

The Compensation Committee oversees and assesses material risks associated with Mattel's compensation plans, policies, and programs generally, including those that may relate to pay mix, selection of performance measures, the goal setting process, and the checks and balances on the payment of compensation. See "Compensation Risk Review" for a more detailed description of the Compensation Committee's review of potential pay risk.

## Finance Committee

The Finance Committee oversees and reviews with management risks relating to capital allocation and deployment, including Mattel's credit facilities and debt securities, capital expenditures, dividend policy, mergers, acquisitions, dispositions, and other strategic transactions. The Finance Committee also oversees third-party financial risks, which include risks arising from customers, vendors, suppliers, subcontractors, creditors, debtors, and counterparties in hedging transactions, mergers, acquisitions, dispositions, and other strategic transactions.

## Governance and Social Responsibility Committee

The Governance and Social Responsibility Committee oversees and reviews with management risks relating to governance and social responsibility matters, including succession planning, environmental and health and safety compliance, sustainability, corporate citizenship, community involvement, global responsible supply chain standards, diversity and equal opportunity, philanthropy and charitable contributions, and public policy and government relations.

**MANAGEMENT**

## Role of Management

Consistent with their role as active managers of Mattel's business, our senior executive officers play the most active role in risk management, and the Board looks to such officers to keep the Board apprised on an ongoing basis about risks impacting Mattel's business and how such risks are being managed. Each year as part of Mattel's risk evaluation process performed by its internal audit team, Mattel's most senior executive officers, including the Chief Legal Officer, provide input regarding material risks facing the business group or function that each manages. These risks are presented to the Audit Committee and the full Board along with Mattel's strategy for managing such risks. Since much of the Board's risk oversight occurs at the committee level, Mattel believes that this process is important to make all directors aware of Mattel's most material risks.

## Oversight of COVID-19

In response to the COVID-19 pandemic, we assembled a cross-functional team with members of Mattel's management, including our executive officers, responsible for continuously monitoring the impact of the pandemic on our business operations and implementing necessary measures to appropriately manage risk. Management has provided the Board with regular updates regarding developments related to the COVID-19 situation and has involved the Board in strategic decisions related to the impact of the COVID-19 pandemic on our business.

 

# Director Succession Planning

The Board has a robust director succession and search process. The Board retains an independent, third-party search firm to assist with the search for director candidates. The Board has worked diligently to achieve the right balance between long-term, institutional knowledge, and fresh perspectives on the Board. The Board believes that the current mix of director tenures provides Mattel with an optimal balance of knowledge, experience, and capability. In its oversight of management and our continued transformation efforts, this mix allows the Board to leverage the new viewpoints, experiences, and ideas of newer directors as well as the deep Company knowledge of, and experience with, Mattel of longer-tenured directors. The Board continues to be thoughtful and proactive about this process and will continue to evaluate its composition with respect to skills, attributes, and experience in order to maintain the right balance for effective, independent Board oversight.

# Human Capital Management Oversight

Mattel believes that the Company is at its best when every member of our team feels respected, included, and heard. We value and share a wide range of ideas and voices that evolve and broaden our perspectives with a reach that extends into all of our brands, partners, and suppliers. Recruiting, developing, and motivating a talented global workforce is key to Mattel's long-term growth and success. The Board is actively involved in the oversight of how we manage human capital through the Company and how we foster a culture of diversity and inclusion where everyone can show up as themselves and do their best work every day. In particular, the Board and the Governance and Social Responsibility Committee receive regular updates on our workforce management and diversity and inclusion programs.

Our purpose-driven culture reflects how Mattel works and manages its global workforce:

- **We collaborate**: Being a part of Mattel means being part of one team with shared values and common goals where every person counts.
- **We innovate**: At Mattel, we always aim to find new and better ways to create innovative products and experience across the organization.
- **We execute**: We are a performance-driven company that empowers our people to strive for excellence and best-in-class outcomes.

Consistent with our long-standing commitment to providing a safe and ethical working environment for all of our employees, our top priority over the course of the COVID-19 pandemic has been to protect the health and safety of our employees, while at the same time mitigating the disruption to our business. The Board oversaw the implementation of enhanced protocols to provide a safe and sanitary working environment for employees. In late 2019 and early 2020, Mattel successfully transitioned to a remote work structure for many of our employees. In addition, we have adopted rigorous health and safety measures to safeguard employees at our manufacturing plants and distribution centers.

Continuously developing our people's skills and capabilities for the future is essential to transforming Mattel into an IP-driven, high-performing toy company. We believe that offering employees the opportunity to continuously learn and grow their careers at Mattel is a key driver of our employee engagement strategy. In 2020, employees at all levels around the globe participated in almost 600,000 hours of learning content across professional, management development, and technical training. This included both online and instructor-led training.

An integral component towards fostering an inclusive culture at Mattel are our Employee Resource Groups (ERGs), created and led by employees to bring together members and allies of underrepresented identities across the organization. The ERGs organize Company-wide learning opportunities, cultural celebrations, and community outreach, elevate important conversations, and collect critical feedback.

We have been repeatedly recognized for these efforts and for our commitment to diversity and inclusion, including being recognized by the Human Rights Campaign Foundation as one of the country's top places to work for LGBTQ+ equality. For the second consecutive year, we received a perfect score on the Human Rights Campaign Foundation's Corporate Equality Index, a leading benchmarking survey and report measuring corporate policies and practices related to LGBTQ+ workplace equality.

In 2020, we announced the following global diversity and inclusion goals:

1. Achieve 100% pay equity for all employees performing similar work globally.
2. Increase female representation at all levels of the organization.
3. Increase minority representation at all levels of the organization.

In 2020, we achieved 100% pay equity for all employees in the United States. In addition, in 2020, women made up 56% of the global workforce and 51% of all leadership positions, and in the U.S., 42% of our employees are persons of color.

# Board Accountability and Effectiveness

## Stockholder Engagement

Stockholder feedback is an important consideration for the Board, helping to shape our practices.

Mattel has established and maintains an ongoing and active stockholder engagement program. This engagement helps inform the Board's understanding of stockholder perspectives on a wide range of matters. Stockholder dialogue is a year-round practice for Mattel facilitated by our Investor Relations team. In addition, an engagement effort focused on governance and executive compensation is also led by an independent director, with management, once or twice a year.

### Investor Engagement Cycle

 **Summer**
- Review annual meeting vote results and feedback
- Plan for Fall engagement with investors

 **Winter**
- Consider enhancements to governance and compensation practices and disclosures, if needed

**Annual Meeting of Stockholders**

 **Fall**
- Conduct off-season engagement focused on governance and executive compensation
- Share investor input with Board and Board committees

 **Spring**
- Conduct in-season engagement to understand investor views on proposals, if needed

In 2020, our Independent Lead Director, Mr. Dolan, participated in all stockholder engagement meetings with members of senior management. Input received from our stockholders during these engagements is shared with the full Board, the Governance and Social Responsibility Committee, and the Compensation Committee, who consider this input when making decisions. Mr. Dolan's participation in stockholder engagement allows for a direct line of communication with our Board.

**Total Percentage of Stockholders Contacted in 2020**



~76%

**Total Percentage of Stockholders Engaged in 2020**



~70%

Our substantive conversations with stockholders covered a variety of governance and compensation-related topics, including:

| | | |
|---|---|---|
| **Business Strategy** | **Executive Compensation Programs** | **Board Structure** |
| **COVID-19 Response** | **Governance Practices** | **Environmental Sustainability** |
| **Diversity & Inclusion** | **Board Refreshment** | **Human Capital Management** |

We believe our regular stockholder engagement is productive and provides an open exchange of ideas and perspectives for both Mattel and our stockholders. We look forward to continuing these dialogues with our stockholders in 2021 and beyond.

 

# Board Evaluations

The Board conducts an annual self-evaluation process to assess effectiveness at both the Board and Board committee levels. The Chair of the Governance and Social Responsibility Committee is responsible for leading the annual review and makes herself available for private sessions with Board members during the evaluation process. Comments are aggregated and summarized, and the results are reviewed with the Board and Board committees. In addition, the Governance and Social Responsibility Committee conducts an annual review of the Board's composition and skills, and makes recommendations to the Board accordingly. This review includes an assessment of the talent base, skills, areas of expertise, experience, diversity, and independence of the Board and its members, and consideration of any recent changes in a director's outside employment or responsibilities.

**Key Areas of Focus for the Annual Evaluations**

- Board operations
- Board accountability
- Board committee performance

**Improvements in Board Effectiveness due to Evaluations**

- Enhanced agenda item selection
- Improved discussion formats
- Greater interaction with our CEO and management team

**Process**

**1**
**Questionnaires**

Directors provide feedback regarding board composition and structure, Board interaction with management, meetings and materials, effectiveness of the Board, future agenda items, and director education opportunities.

**2**
**Committee Review**

The Governance and Social Responsibility Committee reviews the results of the evaluations.

**3**
**Board Review**

Results are presented to the full Board.

**4**
**Feedback and Action**

Based on the evaluation results, changes in practices or procedures are considered and implemented, as appropriate.

# Certain Transactions with Related Parties

The Board maintains a written Related Party Transactions Policy regarding the review, approval, and ratification of any transaction required to be reported under Item 404(a) of the SEC's Regulation S-K. Under the policy, a related party transaction (as defined below) may be consummated or may continue only if the Audit Committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. A transaction entered into without pre-approval of the Audit Committee is not deemed to violate the policy so long as the transaction is brought to the Audit Committee as promptly as reasonably practical after it is entered into. The policy provides that management shall present to the Audit Committee each new or proposed related party transaction, including the terms of the transaction, the business purpose of the transaction, and the benefits to Mattel and to the relevant related party. For the purposes of our policy, a "related party transaction" is any transaction or relationship directly or indirectly involving one of our directors (which term includes any director nominee) or executive officers (within the meaning of Rule 3b-7 under the Exchange Act), any person known by us to be the beneficial owner of more than 5% of our common stock, or any person known by us to be an immediate family member of any of the foregoing that would need to be disclosed under Item 404(a) of the SEC's Regulation S-K.

Our directors and executive officers complete questionnaires on an annual basis designed to elicit information about any potential related party transactions. They are also instructed and periodically reminded of their obligation to inform our legal department of any potential related party transactions. In addition, we review information about security holders known by us to be beneficial owners of more than 5% of any class of our voting securities (see "Stock Ownership and Reporting – Principal Stockholders") to determine whether there are any relationships with such security holders that might constitute related party transactions.

We are not aware of any related party transactions with any directors, executive officers, more-than-5% security holders, or any person known by us to be an immediate family member of any of the foregoing requiring disclosure under the SEC's rules or our Related Party Transactions Policy.



# Code of Conduct

The Board has adopted a Code of Conduct, which is a general statement of Mattel's standards of ethical business conduct. The Code of Conduct applies to all of our employees, including our CEO and CFO. Certain provisions of the Code of Conduct also apply to members of the Board in their capacity as Mattel's directors. The Code of Conduct covers topics including, but not limited to, conflicts of interest, confidentiality of information, and compliance with laws and regulations. We intend to disclose any future amendments to certain provisions of our Code of Conduct in accordance with the SEC rules, and any waivers of provisions of the Code of Conduct required to be disclosed under the SEC rules or the Nasdaq listing standards, on Mattel's corporate website at https://corporate.mattel.com/en-us/citizenship/ethics-and-compliance#code-of-conduct.

# Corporate Governance Documentation and How to Obtain Copies

In addition to our Committee charters and Code of Conduct, current copies of the following materials related to Mattel's corporate governance policies and practices are available publicly on Mattel's corporate website at https://corporate.mattel.com/en-us/investors/corporate-governance:

- Amended and Restated Guidelines on Corporate Governance;
- Restated Certificate of Incorporation;
- Amended and Restated Bylaws;
- Director Nominations Policy;
- Audit Committee Complaint Procedures for Accounting, Internal Accounting Controls and Auditing Matters;
- Policy on Adoption of a Shareholder Rights Plan; and
- Golden Parachute Policy.

# Communications with the Board

The independent directors of Mattel have unanimously approved a process by which stockholders of Mattel and other interested persons may send communications to any of the following: (i) the Board, (ii) any committee of the Board, (iii) the Independent Lead Director, or (iv) the independent directors. Such communications should be submitted in writing by mailing them to the relevant addressee at the following address:

[Addressee]
c/o Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

Any such communications will be relayed to the Board members who appear as addressees, except that the following categories of communications will not be so relayed, but will be available to Board members upon request:

- Communications concerning Company products and services;
- Solicitations;
- Matters that are entirely personal grievances; and
- Communications about litigation matters.

 

# Director Compensation

## Independent Consultant Review

On an annual basis, the Compensation Committee reviews, with the assistance of FW Cook, our non-employee director compensation program. In November 2020, FW Cook conducted an independent review of our non-employee director compensation program and concluded that the total annual compensation for our non-employee directors on average was slightly less than the median of our then current peer group and that the mix of cash and equity aligns with peer practice. As a result, our Compensation Committee determined, based in part on FW Cook recommendations, that there would be no change to our non-employee director compensation program, under which no increases have been made since May 2016. In addition, FW Cook indicated that our non-employee director compensation program structure is aligned with best practices, as set forth below.

**Non-Employee Director Compensation Program Elements:**

- ✔ Retainer-only cash compensation (i.e., no meeting fees);
- ✔ Total annual compensation mix slightly weighted in favor of equity versus cash;
- ✔ Annual equity grants delivered as full value awards based on a fixed-value formula;
- ✔ Immediate vesting that avoids entrenchment;
- ✔ Robust stock ownership guidelines;
- ✔ Flexible voluntary deferral provisions;
- ✔ Annual total limit on equity and cash compensation in the stockholder approved equity plan; and
- ✔ No major benefits or perquisites other than modest charitable gift matching.

## Cash Retainers

For 2020, non-employee directors received:

| | |
|---|---:|
| Annual cash retainer | $100,000 |
| Additional cash retainer for the Independent Lead Director of the Board | $ 30,000 |
| Additional cash retainer for the Chairs of the Audit and Compensation Committees | $ 20,000 |
| Additional cash retainer for the Chairs of the Executive, Finance, and Governance and Social Responsibility Committees | $ 15,000 |
| Additional cash retainer for Audit Committee members, including the Chair | $ 10,000 |

Directors had the option to receive all or a portion of their annual cash retainer in the form of shares of Mattel common stock and/or to defer receipt of all or a portion of their total cash retainer under the Mattel, Inc. Deferred Compensation Plan for Non-Employee Directors ("Director DCP"), as described below under "Narrative Disclosure to Director Compensation Table - Director DCP." Each of our non-employee directors who were elected at our 2020 Annual Meeting on June 10, 2020, received his or her total cash retainer shortly thereafter, except Messrs. Lynch and Ng who elected to defer their total cash retainer under the Director DCP.

For non-employee directors commencing service as a non-employee director other than at our annual meeting of stockholders, cash retainers are prorated from the date of commencement of service until the next annual meeting of stockholders. Ms. Ferguson, who was elected by the Board as a non-employee director effective July 21, 2020, received a prorated cash retainer in July 2020 based on the number of months (including partial months) she will have served from July 2020 to the date of the 2021 Annual Meeting.



# Equity Compensation

For 2020, non-employee directors received:

| | |
|---|---|
| Annual equity grant of deferred vested RSUs (intended fixed grant value) | $140,000 |

Each of our non-employee directors elected at our annual meeting of stockholders receives the annual grant of deferred vested RSUs on the annual meeting date. However, in June 2020, in light of the volatility in financial markets and our stock price caused by the COVID-19 pandemic, the Board determined that the non-employee director annual equity grants would be granted on July 31, 2020 (other than for Ms. Ferguson, which was granted on her appointment date), the same date as the employee annual 2020 equity grants, to ensure consistent treatment with LTI-eligible employees when determining the number of deferred vested RSUs granted. It is expected that the non-employee directors elected at our 2021 Annual Meeting will receive the annual grant of deferred vested RSUs on the annual meeting date, consistent with standard practice prior to 2020.

For non-employee directors commencing service on the Board other than at our annual meeting of stockholders, annual equity grants are prorated for service until the next annual meeting of stockholders. Accordingly, Ms. Ferguson received deferred vested RSUs with a value of $128,333 on July 21, 2020, upon her appointment to the Board. Each RSU represents a contingent right to receive one share of Mattel common stock. These RSUs vest immediately, but a non-employee director generally will not receive actual shares of Mattel common stock in settlement of the vested RSUs until the earlier of the third anniversary of the grant date or the date he or she ceases to be a director. The Compensation Committee reserves the right to settle the RSUs in cash in an amount equal to the fair market value of the stock but does not anticipate doing so. The RSUs have dividend equivalent rights, meaning that for the period before the RSUs are settled in shares, we will pay the director cash equal to any cash dividends that he or she would have received if the RSUs had been an equivalent number of actual shares of Mattel common stock. The directors may also elect to defer the receipt of the RSU shares under the Director DCP and, if they do so, any dividends paid on such shares are also deferred under the Director DCP in the form of Mattel stock equivalents.

# Director Compensation Table

The following table shows the compensation of the members of the Board who served at any time during 2020, other than Mr. Kreiz, whose compensation as an executive officer is set forth in the Summary Compensation Table.

| Name | Fees Earned or Paid in Cash[1] ($) | Stock Awards[2] ($) | All Other Compensation[3] ($) | Total ($) |
|---|---|---|---|---|
| **R. Todd Bradley** | 130,000 | 139,997 | 0 | 269,997 |
| **Adriana Cisneros** | 100,000 | 139,997 | 7,500 | 247,497 |
| **Michael Dolan** | 165,000 | 139,997 | 0 | 304,997 |
| **Diana Ferguson** | 119,167 | 128,338 | 8,500 | 256,005 |
| **Soren Laursen** | 100,000 | 139,997 | 7,500 | 247,497 |
| **Ann Lewnes** | 115,000 | 139,997 | 15,000 | 269,997 |
| **Roger Lynch** | 110,000 | 139,997 | 15,000 | 264,997 |
| **Dominic Ng** | 125,000 | 139,997 | 15,000 | 279,997 |
| **Dr. Judy Olian** | 100,000 | 139,997 | 15,000 | 254,997 |
| **Vasant Prabhu[4]** | 0 | 0 | 0 | 0 |

[1] The amount shown for Ms. Ferguson represents a prorated portion of the cash retainer in light of her appointment to the Board on July 21, 2020. For Messrs. Lynch and Ng, the amount shown was deferred under the Director DCP.

[2] Each of our non-employee directors received an annual equity grant of 12,601 RSUs under our Amended and Restated 2010 Equity and Long-Term Compensation Plan (the "Amended 2010 Plan"). In light of her appointment to the Board in July 2020, Ms. Ferguson received an initial grant of 11,418 RSUs, representing a prorated portion of the annual equity grant. Amounts in this column represent the grant date fair value of such shares, computed in accordance with FASB ASC Topic 718, based on our closing stock price of $11.24 on July 21, 2020 and $11.11 on July 31, 2020.

 

The table below shows the aggregate number of stock awards outstanding for each of our non-employee directors as of December 31, 2020. Stock awards consist of vested but not settled RSUs and any deferrals of vested RSUs under the Director DCP. Our directors held no outstanding stock option awards as of December 31, 2020.

| Name | Aggregate Stock Awards Outstanding as of December 31, 2020 |
|------|------------------------------------------------------------|
| R. Todd Bradley | 34,330 |
| Adriana Cisneros | 32,515 |
| Michael Dolan | 34,330 |
| Diana Ferguson | 11,418 |
| Soren Laursen | 28,971 |
| Ann Lewnes | 34,330 |
| Roger Lynch | 32,515 |
| Dominic Ng | 75,072 |
| Dr. Judy Olian | 31,686 |
| Vasant Prabhu | 0 |

(3) The "All Other Compensation" column reflects the gifts made by the Mattel Children's Foundation pursuant to the Board of Directors Recommended Grants and Matching Recommended Grants Program, as described below, for the applicable director.

(4) Mr. Prabhu did not stand for re-election at the 2020 Annual Meeting.

# Narrative Disclosure to Director Compensation Table

## Recommended and Matching Grants Program

Subject to certain limitations, each director may recommend that the Mattel Children's Foundation (the "Foundation") make grants of up to a total of $7,500 per year to one or more nonprofit public charities that help fulfill the Foundation's mission of serving children in need. The Foundation also will match up to $7,500 per year for any personal gifts made by the director, subject to certain limitations. This program may not be used to satisfy any pre-existing commitments of the director or any member of the director's family.

## Director DCP

The Director DCP allows directors to defer their Board cash retainers and the common stock underlying their annual RSU grants. Cash retainers deferred in the Director DCP are maintained in account balances that are deemed invested in one or more of a number of externally managed institutional funds that are similarly available under the executive Mattel, Inc. Deferred Compensation and PIP Excess Plan (the "DCP"). Mattel common stock deferred in the Director DCP is deemed invested in Mattel stock equivalents.

Distribution of amounts deferred under the Director DCP may be paid in a lump sum or in ten annual installments, with payment made or commencing in April following the later of a director ceasing service with the Board or the director achieving a specified age not to exceed 72. As of December 31, 2020, the following directors had the following aggregate number of Mattel stock equivalents in the Director DCP, including deferred vested RSUs: Ms. Cisneros: 12,601; Mr. Lynch: 25,168; and Mr. Ng: 145,367.

## Expense Reimbursement Policy

Mattel reimburses directors for expenses incurred while traveling for Board business and permits directors to use Company-selected aircraft when traveling for Board business, as well as commercial aircraft, charter flights, and non-Mattel private aircraft. These expenses are not considered perquisites, as they are limited to travel for Board business. In the case of travel by a non-Mattel private aircraft, the amount reimbursed is generally limited to variable costs or direct operating costs relating to travel for Mattel Board business and generally does not include fixed costs such as a portion of the flight crew's salaries, monthly management fee, capital costs, or depreciation.

# Non-Employee Director Stock Ownership

The Board has adopted guidelines regarding non-employee director stock ownership. Within five years after joining the Board, non-employee members of the Board must attain stock ownership equivalent in value to five times the annual cash retainer. For this purpose, Mattel common stock holdings are valued at the greater of actual cost or current market value. Cash retainers and equity grants deferred into Mattel stock equivalents in the Director DCP receive credit and are valued at the current market value. Each of the Board members who had served on the Board for five years as of 2020 met the targeted stock ownership level in 2020.

# Audit Matters

<table>
<tr><td><strong>Proposal</strong><br><strong>2</strong></td><td><h2>Ratification of Selection of Independent Registered Public Accounting Firm</h2></td></tr>
</table>

 **The Board recommends a vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as Mattel's Independent Registered Public Accounting Firm.**

The Audit Committee of the Board has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the year ending December 31, 2021. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2021 Annual Meeting to respond to appropriate questions and will have an opportunity to make a statement if they desire to do so.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accountants is not required by our Restated Certificate of Incorporation, our Bylaws, or otherwise. However, the Board is submitting the selection of PricewaterhouseCoopers LLP to the stockholders for ratification because we believe it is a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain PricewaterhouseCoopers LLP, but may still retain them. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in Mattel's best interests and that of our stockholders.

# Report of the Audit Committee

**The following Report of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission ("SEC") or subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended ("Exchange Act"), or the liabilities of Section 18 of the Exchange Act. The Report of the Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent Mattel specifically incorporates it by reference.**

The Audit Committee's responsibility is to assist the Board in its oversight of:

• The quality and integrity of Mattel's financial reports;

• The independence, qualifications, and performance of PricewaterhouseCoopers LLP ("PwC"), Mattel's independent registered public accounting firm;

• The performance of Mattel's internal audit function; and

• The compliance by Mattel with legal and regulatory requirements.

Management of Mattel is responsible for Mattel's consolidated financial statements as well as Mattel's financial reporting process and internal control over financial reporting, including Mattel's disclosure controls and procedures.

PwC is responsible for performing an integrated audit of Mattel's annual consolidated financial statements and of its internal control over financial reporting.

In this context, the Audit Committee has reviewed and discussed with management, the principal internal auditor of Mattel, and PwC, the audited financial statements of Mattel as of and for the year ended December 31, 2020 and Management's Report on Internal Control Over Financial Reporting. Management has confirmed to the Audit Committee that, as required by Section 404 of the Sarbanes-Oxley Act, management has evaluated the effectiveness of Mattel's internal control over financial reporting using the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission. Based on this evaluation, management concluded that Mattel's internal control over financial reporting was effective as of December 31, 2020.

PwC has expressed its opinion that:

• Mattel's consolidated financial statements present fairly, in all material respects, its financial position as of December 31, 2020 and 2019, and its results of operations and cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America; and

• Mattel has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in *Internal Control – Integrated Framework* issued by COSO.

In addition, Mattel's Chief Executive Officer and Chief Financial Officer reviewed with the Audit Committee, prior to filing with the SEC, the certifications that were filed pursuant to the requirements of the Sarbanes-Oxley Act and the disclosure controls and procedures management has adopted to support the certifications. The Audit Committee periodically meets in executive sessions and in separate private sessions with management, including the Chief Executive Officer, the Chief Financial Officer, and/or the Chief Legal Officer, the principal internal auditor, and PwC. Each of the Chief Executive Officer, the Chief Financial Officer, the Chief Legal Officer, the principal internal auditor, and PwC has unrestricted access to the Audit Committee.

The Audit Committee has discussed with PwC the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and the SEC. In addition, the Audit Committee has received the written disclosures and the letter from PwC required by the PCAOB regarding the firm's independence from Mattel, and the Audit Committee has also discussed with PwC the firm's independence from Mattel.

The Audit Committee has also considered whether PwC's provision of non-audit services to Mattel is compatible with maintaining the firm's independence from Mattel.

The members of the Audit Committee are not engaged in the accounting or auditing profession and, consequently, are not experts in matters involving accounting or auditing, including the subject of auditor independence. As such, it is not the duty of the Audit Committee to plan or conduct audits or to determine that Mattel's consolidated financial statements fairly present Mattel's financial position, results of operations and cash flows, and are in conformity with accounting principles generally accepted in the United States of America and applicable laws and regulations. Each member of the Audit Committee is entitled to rely on:

• The integrity of those persons within Mattel and of the professionals and experts (such as PwC) from which the Audit Committee receives information;

• The accuracy of the financial and other information provided to the Audit Committee by such persons, professionals, or experts absent actual knowledge to the contrary; and

• Representations made by management or PwC as to any information technology services of the type described in Rule 2-01(c)(4)(ii) of Regulation S-X and other non-audit services provided by PwC to Mattel.

Based on the reports and discussions described above, the Audit Committee recommended to the Board that the audited financial statements be included in Mattel's Annual Report on Form 10-K for the year ended December 31, 2020, for filing with the SEC.

**AUDIT COMMITTEE**

**Diana Ferguson** (Chair)
**R. Todd Bradley**
**Roger Lynch**
**Dominic Ng**

March 23, 2021

# Fees Incurred for Services by PricewaterhouseCoopers LLP

The following table summarizes the fees accrued by Mattel for audit and non-audit services provided by PwC for fiscal years 2020 and 2019:

| Fees | 2020 ($) | 2019 ($) |
|---|---:|---:|
| Audit fees[1] | 7,539,000 | 8,305,000 |
| Audit-related fees[2] | 223,000 | 197,000 |
| Tax fees[3] | 1,700,000 | 2,368,000 |
| All other fees | — | — |
| **Total** | 9,462,000 | 10,870,000 |

[1] Audit fees consisted of fees for professional services provided in connection with the integrated audit of Mattel's annual consolidated financial statements and the audit of internal control over financial reporting, the performance of interim reviews of Mattel's quarterly unaudited financial information, comfort letters, consents, and statutory audits required internationally.

[2] Audit-related fees consisted primarily of the fees related to the audits of employee benefit plans and compliance audits in 2020 and 2019.

[3] Tax fees principally included (i) tax compliance and preparation fees (including fees for preparation of original and amended tax returns, claims for refunds, and tax payment-planning services) of $813,000 for 2020 and $685,000 for 2019, and (ii) other tax advice, tax consultation, and tax planning services of $887,000 for 2020 and $1,683,000 for 2019.

The Audit Committee charter provides that the Audit Committee pre-approves all audit services and permitted non-audit services to be performed for Mattel by its independent registered public accounting firm, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act.

In addition, consistent with SEC rules regarding auditor independence, the Audit Committee has adopted a Pre-Approval Policy, which provides that the Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm. The Pre-Approval Policy sets forth procedures to be used for pre-approval requests relating to audit services, audit-related services, tax services, and all other services and provides that:

- The term of the pre-approval is 12 months from the date of pre-approval, unless the Audit Committee specifically provides for a different period or the services are specifically associated with a period in time;
- The Audit Committee may consider the amount of estimated or budgeted fees as a factor in connection with the determination of whether a proposed service would impair the independence of the registered public accounting firm;
- Requests or applications to provide services that require separate approval by the Audit Committee are submitted to the Audit Committee by both the independent registered public accounting firm and the CFO and Corporate Controller or Senior Vice President, Tax (for tax services), and must include a joint statement as to whether, in their view, the request or application is consistent with the rules of the SEC and PCAOB on auditor independence;
- The Audit Committee may delegate pre-approval authority to one or more of its members, and if the Audit Committee does so, the member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting; and
- The Audit Committee does not delegate to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

All services provided by our independent registered public accounting firm in 2020 and 2019 were pre-approved in accordance with the Audit Committee's Pre-Approval Policy.

# Compensation at Mattel

<table>
<tr><td>**Proposal**<br>**3**</td><td>## Advisory Vote to Approve Named Executive Officer Compensation ("Say-On-Pay")</td></tr>
</table>

 **The Board recommends a vote FOR approval of the executive compensation of Mattel's named executive officers.**

We are asking our stockholders to approve, on a non-binding, advisory basis, the compensation of our NEOs as described in the Compensation Discussion and Analysis and set forth in the executive compensation tables and narrative discussion on pages 56 through 90.

The Board believes that the information provided in the Compensation Discussion and Analysis and the executive compensation tables and narrative discussion demonstrates that our executive compensation programs are designed appropriately, emphasize pay-for-performance, and are working to ensure that management's interests are aligned with our stockholders' interests to support long-term stockholder value creation.

The Board has determined to hold a "Say-on-Pay" advisory vote every year. In accordance with this determination and Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking our stockholders to approve the following advisory resolution at the 2021 Annual Meeting:

"RESOLVED, that the stockholders of Mattel approve, on an advisory basis, the compensation of Mattel's named executive officers, as disclosed in the Compensation Discussion and Analysis, executive compensation tables, and narrative discussion of this Proxy Statement."

The Say-on-Pay vote is advisory and, therefore, not binding on Mattel, the Compensation Committee, or the Board. Although non-binding, the Compensation Committee and the Board will review and consider the voting results when making future decisions regarding our executive compensation programs.

# Executive Officers

The current executive officers of Mattel are as follows:

| Name | Age | Position | Executive Officer Since |
|---|---|---|---|
| Ynon Kreiz[1] | 56 | Chairman of the Board and Chief Executive Officer | 2018 |
| Richard Dickson | 53 | President and Chief Operating Officer | 2014 |
| Anthony DiSilvestro | 62 | Chief Financial Officer | 2020 |
| Jonathan Anschell | 53 | Executive Vice President, Chief Legal Officer, and Secretary | 2021 |
| Roberto Isaias | 53 | Executive Vice President and Chief Supply Chain Officer | 2019 |
| Amanda Thompson | 45 | Executive Vice President and Chief People Officer | 2017 |
| Steve Totzke | 51 | Executive Vice President and Chief Commercial Officer | 2020 |

 **Mr. Dickson** has been President and Chief Operating Officer since April 2015. From January 2015 to April 2015, he served as President, Chief Brands Officer. He served as Chief Brands Officer from May 2014 to January 2015. From February 2010 to May 2014, he served as President and CEO of Branded Businesses at The Jones Group, Inc. From August 2008 to February 2010, he served as General Manager and Senior Vice President of the Barbie Brand at Mattel. From 2000 to 2008, he was Senior Vice President at Mattel overseeing Consumer Products, Marketing, Media, Entertainment, and Packaging. Prior to Mattel, he served as Vice President of Brand Management and Merchandising at Estee Lauder Companies, Inc. and was Principal with Gloss.com, an e-commerce beauty website he helped develop and manage until its acquisition by Estee Lauder. Mr. Dickson started his career and spent nearly a decade with Bloomingdale's, a leading U.S. fashion retailer.

 **Mr. DiSilvestro** has been Chief Financial Officer since August 2020.[2] From May 2014 to September 2019, he served as Senior Vice President and Chief Financial Officer of Campbell Soup Company, a manufacturer and marketer of branded food and beverage products. Mr. DiSilvestro held several leadership roles at Campbell Soup Company from 1996 to 2014, including Senior Vice President – Finance, Vice President – Controller, Vice President – Finance and Strategy, Campbell International, Vice President – Strategic Planning and Corporate Development, Vice President – Finance, North America Division, and Vice President and Treasurer. Earlier in his career, Mr. DiSilvestro held leadership roles at Scott Paper Company and the Continental Group.

 **Mr. Anschell** has been Executive Vice President, Chief Legal Officer, and Secretary since January 2021. From December 2019 to December 2020, he served as Executive Vice President and General Counsel, ViacomCBS Media Networks, a mass media company. From January 2016 to December 2019, he served as Executive Vice President, Deputy General Counsel and Secretary of CBS Corporation. From September 2004 to December 2019, he served as Executive Vice President and General Counsel of CBS Broadcasting Inc. Prior to that, Mr. Anschell was a partner with the law firm White O'Connor Curry.



**Mr. Isaias** has been Executive Vice President and Chief Supply Chain Officer since February 2019. From April 2014 to February 2019, he served as Senior Vice President and Managing Director – Latin America. From December 2011 to April 2014, he served as Senior Vice President and General Manager – Latin America (except Brazil). From September 2007 to December 2011, he served as Vice President and General Manager – Mexico. From March 2005 to September 2007, he served as General Manager Latin America – South Cone (Chile, Argentina, Peru, Uruguay, Paraguay, and Bolivia). From August 2002 to March 2005, he was Senior Sales & Trade Marketing Director – Mexico. From August 2001 to August 2002, he served as Head of Commercial for Traditional Trade at Procter & Gamble Mexico. Prior to that, he served as Associate Director for the Modern Trade, Drug Distributors, and Key Regions at Procter & Gamble Mexico. Mr. Isaias' full legal name is Roberto J. Isaias Zanatta.



**Ms. Thompson** has been Executive Vice President and Chief People Officer since September 2017. From 2012 to 2017, she served as Chief People Officer of TOMS Shoes, a designer, manufacturer, and distributor of shoes, apparel, and accessories. Ms. Thompson held several executive and leadership roles at Starbucks Coffee Company from 2006 to 2012, including Vice President of Human Resources, China and the Asia Pacific Region; Vice President of Human Resources, Strategic Initiatives; and, Vice President of Human Resources, Seattle's Best Coffee. From 2003 to 2006, Ms. Thompson was Senior Director, Employee and Organization Development at Ticketmaster Corporation. Prior to that, she served as Director, Human Resources, at CitySearch.com. From 2017 to 2019, Ms. Thompson served on the Board of Directors of Feed the Children.



**Mr. Totzke** has been Executive Vice President and Chief Commercial Officer since July 2018. From February 2016 to July 2018, he served as Executive Vice President and Chief Commercial Officer – North America. From May 2014 to February 2016, he served as Senior Vice President, Sales and Shopper Marketing, and from April 2012 to May 2014, he served as Senior Vice President, U.S. Sales. From January 2010 to April 2012, he served as Vice President and General Manager, Australia, and from February 2008 to December 2009, he served as General Manager, Australia/New Zealand. Prior to that, he served as Senior Director of Sales and Vice President, Canada.

(1) Information regarding Mr. Kreiz is provided in the "Proposal 1 – Election of Directors" section of this Proxy Statement.

(2) Mr. DiSilvestro joined Mattel as an Executive Advisor on June 29, 2020 and commenced service as CFO effective August 11, 2020.

 

# Compensation Discussion and Analysis

## 2020 Named Executive Officers

Our fiscal year 2020 Named Executive Officers, or NEOs, were:



**Ynon Kreiz**
Chief Executive Officer



**Richard Dickson**
President and Chief Operating Officer



**Anthony DiSilvestro**
Chief Financial Officer



**Steve Totzke**
Executive Vice President and Chief Commercial Officer



**Roberto Isaias**
Executive Vice President and Chief Supply Chain Officer

Per SEC rules, our former Chief Financial Officer, Joseph Euteneuer, was also an NEO for fiscal year 2020.

## Overview

### 2020 Strategic Overview and Business Highlights

**In spite of the challenges, particularly with respect to the first half of the year, 2020 was another milestone year as we continued to make significant progress on restoring profitability, regaining topline growth, and growing global market share. This performance drove a stock price improvement of 29% for the year, well above the median performance of both the S&P 500 Index constituents and the Company's executive compensation peers.**

Mattel's management teams and business were highly resilient in navigating COVID-19 related challenges in 2020, restoring profitability and topline growth, and achieving growth that outpaced the broader industry. Mattel today is a much stronger company creatively, operationally, competitively, and culturally, than it has been in many years. As we continue to advance our goal to transform Mattel into an IP-driven, high-performing toy company, we remain committed to our strategy and creation of long-term stockholder value.

**We successfully executed on our executive transition plan.**
On June 19, 2020, we appointed Anthony DiSilvestro as our Chief Financial Officer ("CFO") effective on August 11, 2020, the date following the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. As part of our previously announced transition plan, we further determined that Joseph Euteneuer would cease to serve as our CFO upon Mr. DiSilvestro's appointment. To ensure a smooth transition, Mr. DiSilvestro joined Mattel on June 29, 2020 and served as Executive Advisor until the date that he became our CFO.

### Pay-For-Performance

**Our executive compensation decisions and programs continue to reflect our commitment to pay-for-performance and compensation governance best practices.**

The Compensation Committee annually evaluates the overall competitiveness of our senior executives' annual TDC and remains focused on ensuring pay and performance alignment, which incentivizes actions that support our strategic priorities and drive long-term stockholder value. See "Reviews and Process – Market Competitiveness and Peer Group Review" below for further discussion, including the Compensation Committee's decision in February 2020 to hold our CEO's 2020 target TDC unchanged from 2019.

Our compensation programs continued to reflect our commitment to pay-for-performance and long-term stockholder value creation by emphasizing at-risk performance-based compensation in the form of annual cash incentives ("MIP") and annual LTIs. As a result, our CEO's annual target TDC continued to be delivered primarily in the form of performance-based LTI, with a continued annual LTI mix of 75% Performance Units and 25% stock options. Our other NEOs continued to receive an annual LTI mix of 50% Performance Units, 25% stock options, and 25% RSUs. The chart below shows the 2020 target TDC mix for our CEO, Mr. Kreiz, and the average 2020 target TDC mix for our other NEOs:

### A Significant Portion of 2020 Target TDC* is At Risk



**CEO**

**72%** Equity Long-Term Incentives ("LTIs")

**11%** Base Salary

**89%** Performance-Based

**17%** Target Annual Cash Incentive ("MIP")



**Other NEOs****

**57%** Equity Long-Term Incentives ("LTIs")

**23%** Base Salary

**77%** Performance-Based

**20%** Target Annual Cash Incentive ("MIP")

\*  TDC is the sum of 2020 year-end annual base salary, MIP target incentive opportunity, and Annual LTI Value (i.e., grant value of Performance Units granted under the 2020-2022 LTIP, stock options, and RSUs).

\*\*  In light of Mr. Euteneuer's departure in August 2020, this chart excludes his compensation.

 

## Key Elements of Our 2020 Executive Compensation Programs

| 2020 Compensation | 2020 Objective, Structure, and Performance Measures | Portion of 2020 Target TDC | |
|---|---|---|---|
| | | **CEO** | **Other NEOs*** |
| **Base Salary** | • Provide fixed cash compensation based on individual role, skill set, market data, and internal pay equity | **11%** | **23%** |
| **Annual Cash Incentive ("MIP")** | • Incentivize and motivate senior executives to achieve our short-term strategic and financial objectives that we believe will drive long-term stockholder value<br><br>• Our 2020 MIP financial measures focused on restoring profitability, regaining topline growth, and improving our working capital position. The 2020 MIP was structured as follows:<br><ul><li>50% MIP-Adjusted EBITDA</li><li>20% MIP-Adjusted Net Sales</li><li>15% MIP-Adjusted Gross Margin</li><li>15% MIP-Adjusted Inventory & Accounts Receivable</li><li>Individual Performance Multiplier of 0%-125%</li></ul> | **17%** | **20%** |
| **Equity Long-Term Incentives ("LTIs")** | | | |
| **Performance Units** | • Incentivize and motivate senior executives to achieve key long-term strategic financial objectives and stock price outperformance<br><br>• Three-Year Cumulative Adjusted Free Cash Flow Goal<br><br>• Three-Year Relative TSR vs. S&P 500 Multiplier of 67%-133% | **72% LTIs**<br><br>75% Performance Units | **57% LTIs**<br><br>50% Performance Units |
| **Stock Options** | • Align senior executives' interests with stockholders' interests and drive focus on increasing long-term stockholder value<br><br>• Vest in approximately equal annual installments over three years | 25% Stock Options | 25% Stock Options |
| **RSUs** | • Encourage senior executive stock ownership<br><br>• Stockholder-aligned retention<br><br>• Vest in approximately equal annual installments over three years | 0% RSUs | 25% RSUs |

\* In light of Mr. Euteneuer's departure in August 2020, this chart excludes his compensation.



## 2020 Pay Outcomes Reflected Our Pay-For-Performance Philosophy

**The compensation outcomes in 2020 reflected our pay-for-performance philosophy by rewarding progress on restoring profitability and regaining topline growth, and improved stock price performance.**

▶ *2020 MIP Earnout Reflects Continued Progress on Restoring Profitability and Regaining Topline Growth.*

Our 2020 MIP financial measures focused on our short-to-mid term strategy of restoring profitability, regaining topline growth, and improving our working capital position.

In 2020, we continued to make significant progress on restoring profitability, with MIP-Adjusted Gross Margin increasing by 480-basis points to 49.2%, and MIP-Adjusted EBITDA increasing by 66% to $720 million. This broad-based success was driven by the commitment of the entire organization and several key strategic initiatives, including $1 billion in cost savings through 2020, primarily driven by our multi-year Structural Simplification and Capital Light programs, which were key drivers in restoring profitability. We also made meaningful progress towards regaining topline growth in 2020, achieving a 1% increase in MIP-Adjusted Net Sales versus prior year – our second consecutive year of MIP-Adjusted Net Sales growth.

For our NEOs, the 170% Company financial performance earnout under the MIP was based on our maximum achievement against goals for MIP-Adjusted EBITDA, MIP-Adjusted Net Sales, and MIP-Adjusted Gross Margin, and below threshold achievement for MIP-Adjusted Inventory & Accounts Receivable (no earnout). The Company earnout was then adjusted by a multiplier of 0% to 125% based on our CEO's assessment of each executive's progress, and the Compensation Committee's assessment of our CEO's progress, against pre-established individual goals that tied to the execution of our short-to-mid term strategy ("Individual Performance Multiplier"). For 2020, the Individual Performance Multiplier for our CEO was 125% and for our other NEOs ranged from 100% to 125%. Please see "2020 Individual Performance Assessments" on page 64.

**Earnout of MIP Target Opportunity for our CEO: 200%**

**Earnout of MIP Target Opportunity for our Other NEOs: 170% to 200%**

▶ *2018-2020 LTIP Earnout Reflects Improvements in Adjusted Free Cash Flow and Stock Price Performance.*

By continuing to make significant progress on restoring profitability, we achieved three-year cumulative Adjusted Free Cash Flow of $300 million, exceeding the maximum goal of $209 million and resulting in a maximum performance earnout of 150% for the three-year performance period ended December 31, 2020 under our 2018-2020 LTIP. At the end of the performance period, our relative TSR was at the 32nd percentile, resulting in a TSR multiplier adjustment of 76% and a total earnout of 114% of target Performance Units granted.

**Earnout of 2018-2020 LTIP Target Performance Units: 114%**

## Stockholder Input and 2020 "Say-on-Pay" Advisory Vote

As part of its annual compensation review process, the Compensation Committee carefully considers both the input received from stockholders on our executive compensation programs through our stockholder engagement program and the results of our annual Say-on-Pay vote. Last spring, our Say-on-Pay proposal received the support of over 86% of the votes cast. In addition, over the course of the year, we engaged with stockholders representing approximately 70% of our outstanding shares, during which investors expressed their general support for the current design and structure of our executive compensation programs. We believe our stockholders' support for Mattel's executive compensation programs reflects our continued focus on closely aligning pay with performance and maintaining compensation governance best practices. Going forward, the Compensation Committee will continue to prioritize input from our investors when considering potential refinements to Mattel's executive compensation programs. For more information on Mattel's ongoing and active stockholder engagement program, see "Board Accountability and Effectiveness – Stockholder Engagement," above.

 

# Pay-For-Performance Philosophy

**Our executive compensation programs reflect our pay-for-performance philosophy.**

The guiding principles of our executive compensation programs include:

- Paying for performance;
- Aligning the financial interests of senior executives with those of our stockholders;
- Attracting and retaining the best talent; and
- Upholding compensation governance best practices.

The Compensation Committee has designed our executive compensation programs so that a significant percentage of annual compensation is performance-based and at risk, with incentive earnouts based on Company financial, individual, and stock price performance. Further, a large portion of this performance-based annual compensation is delivered in the form of equity, rather than cash, which promotes alignment with stockholders' interests by creating incentives for long-term performance and stockholder value creation.

# Elements of Compensation

## Base Salary

The base salary component of our annual executive compensation provides fixed cash compensation based on individual role, skill set, market data, and internal pay equity.

The Compensation Committee reviews the base salaries of our CEO and his direct reports (including NEOs) at its first meeting each year. Our CEO typically provides the Compensation Committee with recommendations regarding base salary increases for his direct reports (including NEOs), which are driven primarily by his evaluation of impact and criticality of role, individual experience, market competitive factors, and internal pay equity. Our CEO's base salary is determined by the Compensation Committee, with input from FW Cook also based on the above factors, in an executive session without the presence of our CEO.

**2020 Pay Decisions**

The 2020 base salary for Mr. Kreiz was established based on a review of competitive market practices and remained unchanged from the salary that was established when he commenced employment as our CEO in April 2018.

The 2020 base salary of Mr. DiSilvestro, who commenced service as Executive Advisor on June 29, 2020 and transitioned to CFO on August 11, 2020, was established based on a review of competitive market practices and the compensation required to attract him to Mattel. Mr. DiSilvestro's base salary for his service as our CFO was set at $900,000, the same amount as our former CFO.

The Compensation Committee approved an annual base salary increase of 23% to $800,000 for Mr. Totzke, and an annual base salary increase of 15% to $575,000 for Mr. Isaias, in each case, as supported by competitive market practices data provided by FW Cook.



# Annual Cash Incentive

Our annual cash incentive plan, or MIP, provides our NEOs and approximately 7,700 other global employees with the opportunity to earn annual cash incentive compensation based on achievement of our short-term strategic and financial objectives, as well as individual goals, that are intended to drive long-term stockholder value creation. The objectives of the MIP include:

- Link pay to financial performance and put a meaningful portion of compensation at risk based on our financial success;
- Incentivize and motivate senior executives to achieve our short-term strategic and financial objectives on an annual basis, which we believe over time will drive long-term stockholder value creation;
- Provide a competitive target annual cash incentive opportunity to attract and retain key talent;
- Promote team orientation by encouraging collaboration across the organization to achieve Company-wide goals; and
- Provide appropriate reward leverage and risk for threshold to maximum performance.

## 2020 MIP Payout Formula

| Target Opportunity ($) | × | Financial Performance Earnout (%) | × | Individual Performance Multiplier (%) | = | MIP Payout ($)* |
|---|---|---|---|---|---|---|

\* NEOs' payouts were capped at 200% of MIP target opportunity and subject to achievement of a profitability-based funding requirement of 10% of target MIP-Adjusted EBITDA, which was achieved.

## 2020 Target MIP Opportunity

Mr. DiSilvestro's target MIP opportunity was set at 100% of base salary, the same target as our former CFO. Due to the criticality and impact of Mr. Totzke's role as EVP and Chief Commercial Officer, and in light of competitive market practices data provided by FW Cook, his target MIP opportunity was increased from 70% to 80% of base salary in 2020. There were no other changes to 2020 target MIP opportunities for our other NEOs, including our CEO.

The following table shows the 2020 target MIP opportunities for our NEOs, expressed as a percentage of base salary.

| Name and Position | 2020 Target MIP Opportunity as a % of Base Salary (%) |
|---|---|
| **Ynon Kreiz**, CEO | 150 |
| **Richard Dickson**, President and COO | 100 |
| **Anthony DiSilvestro**, CFO | 100 |
| **Steve Totzke**, EVP and Chief Commercial Officer | 80 |
| **Roberto Isaias**, EVP and Chief Supply Chain Officer | 65 |
| **Joseph Euteneuer**, Former CFO* | 100 |

\* Mr. Euteneuer's service with the Company ended in August 2020. In accordance with the Severance Plan (as modified by his participation letter agreement), Mr. Euteneuer's payout under the 2020 MIP was prorated based on the number of days in 2020 through his separation date.

## 2020 MIP Performance Measures & Weightings

To align with our strategic priorities of restoring profitability and regaining topline growth, the Compensation Committee approved an annual cash incentive design under the MIP with the following performance measures and weightings:

**Why This Measure Was Chosen**



**50% MIP-Adjusted EBITDA**
Directly linked to our strategic priority of restoring profitability

**20% MIP-Adjusted Net Sales**
Directly linked to our strategic priority of regaining topline growth

**15% MIP-Adjusted Gross Margin**
Provides a balanced approach to profitable growth and aligns with our Structural Simplification and Capital Light programs

**15% MIP-Adjusted Inventory & Accounts Receivable**
Provides a more balanced approach to profitable growth and disciplined cash management

The amount that could be earned under each financial measure was 35% of target for threshold performance, 100% for target performance, and 200% of target for maximum performance. Linear interpolation from threshold to target performance and from target to maximum performance was applied for each measure. No amount could be earned under any financial measure for below threshold performance.

In order to differentiate individual performance and to encourage accountability, the Compensation Committee approved individual goals for our CEO and his direct reports (including NEOs) that tied to the execution of our short-to-mid term strategy, and approved an Individual Performance Multiplier with a range of 0% to 125%, based on a performance assessment of each NEO's progress against these goals, to determine the final amount earned by each NEO under the MIP. In no event, however, could an NEO's payout amount exceed 200% of target MIP opportunity.

### 2020 Financial Performance Goals and Results

In prior years, the Compensation Committee has typically approved the annual financial performance goals for the MIP in March. Due to the uncertainty of the COVID-19 pandemic and resulting global economic disruption beginning in the first quarter of 2020, the Compensation Committee determined to delay approval of the financial performance goals for the 2020 MIP. The Compensation Committee instead established such performance goals in mid-May 2020, at a time when our first quarter 2020 Net Sales and Gross Sales were down 14% versus 2019 with potential further decline as we continued to confront the significant global economic disruption caused by the COVID-19 pandemic. In this context, the Compensation Committee established target goals that were within pre-established plan parameters but generally lower than actual performance in 2019 and thereby consistent with the uncertain impact of the COVID-19 pandemic on our business. Further, the Compensation Committee set higher maximum performance levels versus the 2019 MIP for MIP-Adjusted EBITDA, MIP-Adjusted Net Sales, and MIP-Adjusted Gross Margin performance goals, reflecting the global economic uncertainty while maintaining performance metrics that promote long-term stockholder value creation. These considerations were balanced with the importance of continued execution of our strategic transformation, with a particular focus on restoring profitability and regaining topline growth. The Compensation Committee set the Company's 2020 financial measure performance goals, along with accompanying changes to performance bands (range of threshold and maximum goals from target), as follows:

- 2020 MIP-Adjusted EBITDA target goal was set at $402 million, which was approximately 7% lower than 2019 MIP-Adjusted EBITDA performance of $434 million. The performance band was widened to +$198/-$73 million from the 2019 band of +/-$75 million, increasing the range from target to maximum performance levels but generally maintaining the range from threshold to target performance levels.
- 2020 MIP-Adjusted Net Sales target goal was set at $3,987 million, which was approximately 12% lower than 2019 MIP-Adjusted Net Sales performance of $4,516 million and was informed by the negative impact of the COVID-19 pandemic on Net Sales in the first quarter of 2020. The performance band was widened to +11.5%/-4.5% from the 2019 band of +3.5%/-3.6%.



- 2020 MIP-Adjusted Gross Margin target goal was set at 45.8%, an increase of 132 basis points from 2019 MIP-Adjusted Gross Margin performance of 44.4%. The performance band was widened to +200/-150 basis points from the 2019 band of +/-150 basis points, increasing the range from target to maximum performance levels but maintaining the range from threshold to target performance levels.

- 2020 MIP-Adjusted Inventory & Accounts Receivable target goal was set at 1,339 million, a decrease (improvement) of 7% from 2019 MIP-Adjusted Inventory & Accounts Receivable performance of $1,446 million. The performance band remained unchanged at +/-10%.

In setting the above goals, the Compensation Committee focused on establishing financial performance targets under the MIP that would be challenging but achievable in light of the negative impact of the COVID-19 pandemic on Net Sales in the first quarter of 2020 and uncertain impact of the pandemic on our business.

The largest driver of our 2020 MIP above-target earnout was our MIP-Adjusted EBITDA performance, which reflected our significant progress on restoring profitability. This broad-based success was driven by the commitment of the entire organization and several key strategic initiatives, including $1 billion in cost savings through 2020 primarily driven by our multi-year Structural Simplification and Capital Light programs, which were key drivers in restoring profitability. Our 2020 MIP earnout reflected performance above maximum for MIP-Adjusted Net Sales resulting from our meaningful progress towards regaining topline growth, with MIP-Adjusted Net Sales up almost $50 million. Our 2020 MIP earnout also reflected the 480-basis point improvement in MIP-Adjusted Gross Margin from 44.4% to 49.2%.

These financial results yielded a Company earnout of 170% of target MIP opportunity, based on the following pre-established threshold, target, and maximum performance goals and weightings:

| Financial Measure | Weighting | Threshold (35% earned) | Target (100% earned) | Max (200% earned) | % Earned before weighting | % Earned after weighting |
|---|---|---|---|---|---|---|
| MIP-Adjusted EBITDA | 50% | $330 | $402 | $600 — $720 | 200% | 100% |
| MIP-Adjusted Net Sales | 20% | $3,810 | $3,987 | $4,446 — $4,565 | 200% | 40% |
| MIP-Adjusted Gross Margin | 15% | 44.3% | 45.8% | 47.8% — 49.2% | 200% | 30% |
| MIP-Adjusted Inventory & Accounts Receivable | 15% | $1,555 — $1,473 | $1,339 | $1,205 | 0% | 0% |
| **TOTAL EARNED** | | | | | | **170%** |

$ in millions.

The table above reflects actual performance as adjusted from GAAP results consistent with the pre-established plan parameters, which were approved by the Compensation Committee. Such adjustments are intended to ensure that events outside the control of management do not unduly influence the achievement of the performance measures, while also ensuring that they are aligned with stockholders' interests. All financial measures for the MIP are based on actual amounts including the effect of foreign exchange, with foreign exchange collars for individuals at or above the level of EVP. For the 2020 MIP, actual results for EBITDA, Net Sales, and Gross Margin were adjusted for severance and restructuring costs, equity compensation expense, certain litigation costs, foreign exchange, tax disputes, and out-of-period adjustments, all as set forth in the MIP definitions approved by the Compensation Committee. For 2020, there were no adjustments to the MIP-Adjusted Inventory & Accounts Receivable financial measure and no adjustments to any financial measure relating to the impact of the COVID-19 pandemic.

These financial measure adjustments are an integral part of the MIP, ensuring employees are not penalized for the impact of unusual items that are unforeseeable or unquantifiable at the time the annual operating plan is set. Each measure is defined under "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations."

 

## 2020 Individual Performance Assessments

For our NEOs, the earnout under the MIP for Company financial performance was then adjusted by an Individual Performance Multiplier of 0% to 125%:

- 0% earned for Results Below Expectations rating
- 90% earned for Accomplished Results (-) rating
- 100% earned for Accomplished Results rating
- 110% earned for Accomplished Results (+) rating
- 125% earned for Exceeded Results rating

In no event, however, could an NEO's payout exceed 200% of target MIP opportunity.

As in prior years, the Compensation Committee utilized pre-established individual goals in order to ensure a comprehensive performance assessment of our NEOs, which included objectives critical to our transformation tied to the execution of our short-to-mid term strategy not otherwise rewarded or incentivized in the MIP financial measures.

Our CEO performed an assessment of each NEO's performance towards their individual goals. He presented his assessments and recommendations regarding performance ratings and associated Individual Performance Multipliers to the Compensation Committee, who concurred with the CEO's assessments and recommendations. The Compensation Committee separately evaluated the CEO's performance and determined, with input from FW Cook, in an executive session without the presence of our CEO, his performance rating and associated Individual Performance Multiplier.

| | |
|---|---|
| **Ynon Kreiz**<br>CEO | • Led Mattel to achieve a second year of consecutive topline growth and significant improvement in profitability, exceeding full year 2020 performance goals<br>• Advanced Mattel's strategy to capture the full value of its IP through franchise management and online retail and e-commerce<br>• Led the Company's response to the COVID-19 pandemic, protecting the health and safety of the global workforce and mitigated against business disruption<br>• Accelerated corporate citizenship impact through critical advancements in environmental sustainability and diversity and inclusion<br>• Drove continued efficiencies throughout the enterprise resulting in significant and sustainable cost savings |
| **Richard Dickson**<br>President and COO | • Led the design and development of a strong product pipeline, including new product innovation across the portfolio<br>• Drove strong performance across category flagship properties, securing the world's #1 Toy property (Barbie), #1 Vehicle brand (Hot Wheels), and #1 Game (UNO), and remained the #1 ITPS manufacturer (Fisher-Price) for 2020, per NPD<br>• Strengthened relationships with key partners, broadened existing licenses and acquired new licenses to capture the value of Mattel IP<br>• Advanced Mattel's content strategy significantly by tripling television content in 2020, establishing a pipeline for 2021 and beyond, and securing new deal structures for key properties such as Barbie and Thomas & Friends |
| **Anthony DiSilvestro**<br>CFO | • Drove execution of financial and operating plan that significantly over-delivered MIP-Adjusted EBITDA goal and exceeded MIP-Adjusted Gross Margin goal<br>• Advanced training and implementation of new IT systems to further optimize operations<br>• Developed Optimizing for Growth program, designed to optimize operations and drive greater productivity to accelerate growth and generate sustainable cost savings |
| **Steve Totzke**<br>EVP and Chief Commercial Officer | • Led Mattel to gain market share and be recognized as the #1 toy manufacturer in the U.S., per NPD<br>• Accelerated topline growth, leading all commercial markets to exceed profitability goals<br>• Drove significant growth in online retail and e-commerce channels across all toy categories<br>• Grew market share of global toy properties with notable growth across all categories, outpacing expectations in all regions |
| **Roberto Isaias**<br>EVP and Chief Supply Chain Officer | • Optimized operations by increasing supply chain efficiency and performance across all metrics<br>• Advanced the Capital Light program and delivered sustainable improvements to cost structure<br>• Closed underutilized production facilities and transitioned manufacturing to more efficient operating locations<br>• Managed production and logistics to meet increased product demands |



The following table summarizes the resulting incentive payouts expressed as a percentage of target MIP opportunity, and the cash incentive payouts under the MIP. To induce Mr. DiSilvestro to join Mattel in June 2020 and to drive immediate accountability for full 2020 fiscal-year results, his 2020 MIP payout was not prorated based on his hire date, as set forth in the offer letter agreement he entered into upon his commencement of employment with Mattel.

| Name | Financial Performance Earnout (%) | Individual Performance Multiplier (%) | Final % of MIP Opportunity Earned (%) | MIP Payout |
|------|------|------|------|------|
| Ynon Kreiz | 170 | 125 | 200 | $4,500,000 |
| Richard Dickson | 170 | 125 | 200 | $2,000,000 |
| Anthony DiSilvestro | 170 | 100 | 170 | $1,530,000 |
| Steve Totzke | 170 | 125 | 200 | $1,280,000 |
| Roberto Isaias | 170 | 125 | 200 | $ 747,500 |
| Joseph Euteneuer* | 170 | 100 | 170 | $ 932,229 |

\* Mr. Euteneuer's service with the Company ended in August 2020. In accordance with the Severance Plan (as modified by his participation letter agreement), Mr. Euteneuer's payout under the 2020 MIP was prorated based on the number of days in 2020 through his separation date.

## Equity-Based Long-Term Incentives

Our LTIs are equity-based and aimed at focusing our senior executives on achieving our key long-term financial goals and strategic objectives, while rewarding relative growth in stockholder value that is sustained over several years. We believe our equity-based LTIs align our senior executives' interests with those of our stockholders, emphasize long-term stockholder value creation, and provide important retention value.

Our portfolio approach to LTIs continues to be comprised of three components:

### Performance Units

Performance Units are granted under our LTIP and earned based on the Company's performance against a three-year financial performance measure, modified by our relative TSR over the three-year performance period.

### Stock Options

Stock options have value only with stock price appreciation and continued service over time, thereby aligning interests with our stockholders. Our stock options typically vest in approximately equal installments on each of the first three anniversaries of the grant date, subject to continued service through such date. Stock options have ten-year terms.

### RSUs

RSUs assist our senior executives in meeting stock ownership requirements and serve as a stockholder-aligned retention tool. Our RSUs typically vest in approximately equal installments on each of the first three anniversaries of the grant date, subject to continued service through such date.

Our CEO does not receive RSUs, as his LTI mix is entirely performance-based and at risk with 75% Performance Units and 25% stock options.

We do not provide dividend equivalents on stock options or RSUs for executives.


## 2020 LTI Mix and Grant Values

**100% Performance-Based and at-Risk Annual LTI Mix for Our CEO**

The Compensation Committee remains focused on ensuring our LTIs continue to closely align with our long-term strategic objectives and incentivize actions that drive long-term stockholder value. To continue emphasizing pay-for-performance alignment and incentivize long-term stockholder value creation, the Compensation Committee determined in February 2020 to continue to provide our CEO with an LTI mix entirely performance-based and at risk – 75% Performance Units, 25% stock options, and no RSUs. In July 2020 (June 2020 for Mr. DiSilvestro), the Compensation Committee determined that the 2020 LTI mix for each of the other senior executives would continue to be composed of 50% Performance Units, 25% stock options, and 25% RSUs, subject to our Choice Program discussed below.

Since 2017, we have maintained our Choice Program, which allows senior executives (currently, other than our CEO, COO, and CFO) the ability to make an election prior to the grant date to allocate the grant value of the time-based component (stock options and RSUs) of their Annual LTI mix to a self-selected mix of stock options and RSUs in 25% increments (representing 12.5% of Annual LTI Value). Under our Choice Program, of the 50% Annual LTI Value allocated to stock options and RSUs, our CEO direct reports and other Section 16 officers must allocate at least 25% of such value to the stock option portion. This Choice Program was designed and implemented to strengthen executive engagement, investment, and retention at this critical time in our transformation. The LTI mix for our COO and CFO is fixed at 50% Performance Units, 25% stock options, and 25% RSUs, while the mix for our CEO is fixed at 75% Performance Units and 25% stock options.

**2020 Annual LTI Grant Values**

In March 2020, the uncertainty of the COVID-19 pandemic and resulting global economic disruption prompted the Compensation Committee to delay approval of the performance goals for the 2020-2022 LTIP from March to July 2020. The Compensation Committee also determined that all annual 2020 equity awards were to be granted on July 31, 2020, to continue to have a single annual grant date that coincides with the historical grant date for our time-based grants (stock options and RSUs), and to continue to proactively manage the Company's equity plan share reserve. As a result, the 2020-2022 Performance Units were granted on July 31, 2020, subject to the measures and goals also approved in July 2020, along with the grants of stock options and RSUs.

In February 2020, the Compensation Committee also determined to hold Mr. Kreiz's 2020 target TDC, including his LTI value, unchanged from 2019, as described further below in "Reviews and Process – Market Competitiveness and Peer Group Review." In July 2020, the Compensation Committee also determined that, except with respect to Mr. Totzke, the 2020 LTI Value for our NEOs would not change from their 2019 Annual LTI Values. In the case of Mr. Totzke, due to the criticality and impact of his role as EVP and Chief Commercial Officer, and also in light of competitive market practices data provided by FW Cook, his 2020 LTI Value was increased from $1.2 million to $1.5 million. In the case of Mr. DiSilvestro, the terms of his 2020 LTI Value were set forth in the offer letter agreement he entered into upon his commencement of employment with Mattel. Informed by competitive market practices data provided by FW Cook, this offer letter provided for a grant with a value of $2.1 million. In light of Mr. Euteneuer's separation from the Company, which was announced in October 2019, he did not receive any equity grants in 2020.

The following table summarizes the 2020 LTI Values set and granted by the Compensation Committee and reflects the allocation of Performance Units under the 2020-2022 LTIP, as well as stock option and RSU grants for eligible participants under our Choice Program discussed above.

| Name | 2020-2022 Performance Units ($) | 2020 Stock Options ($) | 2020 RSUs ($) | 2020 LTI Value ($) |
|---|---|---|---|---|
| **Ynon Kreiz** | 7,162,500 | 2,387,500 | 0 | 9,550,000 |
| **Richard Dickson** | 2,250,000 | 1,125,000 | 1,125,000 | 4,500,000 |
| **Anthony DiSilvestro** | 1,050,000 | 525,000 | 525,000 | 2,100,000 |
| **Steve Totzke** | 750,000 | 375,000 | 375,000 | 1,500,000 |
| **Roberto Isaias** | 525,000 | 131,250 | 393,750 | 1,050,000 |
| **Joseph Euteneuer** | — | — | — | — |

## Long-Term Incentive Program ("LTIP")

| Three-Year Cumulative Adjusted Free Cash Flow Performance Earnout (%) | × | Three-Year Relative TSR Performance Multiplier (%) | = | LTIP Total Earnout (%) |
| --- | --- | --- | --- | --- |

The earnout percentage resulting from the three-year cumulative Adjusted Free Cash Flow performance measure is 37% for threshold performance, 100% for target performance, and 150% for maximum performance, with linear interpolation between such performance levels. No amount can be earned under the LTIP for below threshold performance for the Adjusted Free Cash Flow measure. The Adjusted Free Cash Flow earnout percentage will then be adjusted up or down based on our relative three-year TSR performance versus the companies in the S&P 500 Index, with a multiplier ranging from 67% for performance of 25th percentile or below to 133% for performance of 75th percentile or above. The relative TSR performance measure continues to provide a balance between absolute and relative performance measures in the LTIP. No amount can be earned above 200% of target Performance Units granted, consistent with all of our incentive programs, and the minimum amount that can be earned based on threshold performance is 25% (unless threshold performance for the Adjusted Free Cash Flow measure is not achieved, in which case no amount can be earned). Actual results are adjusted for the impact of specified unusual items in order to ensure that events outside the control of management do not unduly influence the achievement of performance measures and to ensure alignment with stockholders' interests. For 2020, there were no adjustments to any financial measure relating to the impact of the COVID-19 pandemic.

The outstanding Performance Units have dividend equivalent rights that are converted to shares of Mattel common stock only when and to the extent the underlying Performance Units are earned and paid. Dividend equivalents are accumulated in shares of stock attributed to each Performance Unit based upon the number of shares earned, assuming each dividend is reinvested in shares as of the closing stock price on the ex-dividend date and participate in future dividend distributions for all dividends during the three-year performance period.

In July 2020, the Compensation Committee approved the design of the 2020-2022 LTIP consistent with prior LTIP cycles, employing three-year cumulative Adjusted Free Cash Flow as the financial measure and a three-year relative TSR multiplier.

### 2018-2020 LTIP Financial Performance Goals and Results

By continuing to make significant progress on restoring profitability, we achieved three-year cumulative Adjusted Free Cash Flow of $300 million, exceeding the maximum goal of $209 million and resulting in a maximum earnout of 150% for the three-year performance period ended December 31, 2020. As of the end of the performance period, our relative TSR was at the 32nd percentile, resulting in a TSR multiplier adjustment of 76% and a total earnout of 114% of target Performance Units granted.

| Financial Measure* | Threshold (37% earned) | Target (100% earned) | Max (150% earned) | % Earned |
| --- | --- | --- | --- | --- |
| Three-Year Cumulative Adjusted Free Cash Flow* | ($469) | ($91) | $209 | 150% |

| | Effect of TSR Multiplier | | | Actual at December 31, 2020 |
| --- | --- | --- | --- | --- |
| Mattel TSR Relative to S&P 500 | ≤25th | 50th | ≥75th | 32nd |
| TSR Multiplier** | 67% | 100% | 133% | 76% |
| TOTAL EARNED | | | | 114% |

\* Adjusted Free Cash Flow is a non-GAAP measure under the SEC's rules. Please see "Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations" on page 114 for a description of the adjustments under the LTIP.

\*\* The TSR Multiplier for TSR levels achieved between the 25th, 50th, and 75th percentiles is linearly interpolated.

The Compensation Committee approved the 2018-2020 LTIP financial performance goals consistent with internal forecasts at the time of grant so that they would be challenging but achievable. In particular, the Compensation Committee established rigorous cumulative Adjusted Free Cash Flow goals that would require meaningful improvement over the three-year performance period.


The following table summarizes the 2018-2020 LTIP payout. Mr. DiSilvestro was hired in 2020 after 2018-2020 Performance Units were granted and is therefore excluded from the table.

| Name | Target Performance Units Granted | Actual Shares Earned |
|---|---|---|
| **Ynon Kreiz** | 273,042 | 311,268 |
| **Richard Dickson** | 142,293 | 162,214 |
| **Steve Totzke** | 27,304 | 31,127 |
| **Roberto Isaias** | 10,997 | 12,537 |
| **Joseph Euteneuer\*** | 89,359 | 87,721 |

\*   Mr. Euteneuer's service with the Company ended in August 2020. In accordance with the Severance Plan (as modified by his participation letter agreement) and his grant agreement, Mr. Euteneuer's payout under the 2018-2020 LTIP was prorated based on the number of full months in the three-year performance period through his separation date.

## Other Forms of Compensation

### Perquisites and Other Personal Benefits

We offer the following perquisites to our NEOs to attract and retain key executive talent:

- Car Allowance – We provide a monthly car allowance to allow our senior executives to fulfill their job responsibilities that involve travel to the offices of customers and business partners. The monthly amount of the allowance is a set amount based on the executive's job level. We provide the use of a Company car instead of a car allowance to our CEO. Mr. Isaias was provided the use of a Company car only during January 2020. Starting in February 2020, he was paid a monthly car allowance based on his job level.

- Financial Counseling and Tax Return Services – We provide to our CEO, COO, and CFO the choice of financial counseling and tax return preparation services through a Company-selected third-party financial service or up to an annual $10,000 reimbursement for such services through a company of the executive's choice. We believe that providing these services gives our most senior executives a better understanding of their compensation and benefits, allowing them to focus their attention on Mattel's future success.

- Executive Physical – We provide our senior executives with comprehensive executive physical examinations and diagnostic services. We believe that these physical examinations and diagnostic services help ensure the health of our executives and provide a retention tool at a reasonable cost to Mattel.

- Relocation Assistance – We provide relocation assistance to newly hired and current senior executives who must relocate to accept our job offer or a new role within Mattel. Such relocation assistance is generally pursuant to Mattel's relocation program, which is designed to cover the costs directly resulting from the Company-requested relocation, including travel, shipment of household goods, two months of temporary housing, and participation in a home sale program (which covers certain costs, but not loss, on the sale of the executive's home). On limited occasions, in order to recruit new hires or promote or transfer into new positions, we will provide additional, special relocation payments.

  The executives are required to repay relocation program benefits and payments if they resign or their employment is terminated for cause within one year or two years of the relocation date, as applicable. We provide tax gross-up payments for taxable relocation benefits under our relocation program. Our relocation program and special relocation payments benefit Mattel, are business-related, and are primarily intended to eliminate or lessen the expenses that the executive incurs as a result of the Company's request to relocate. They are important tools for us to recruit and retain key management talent and allocate our talent as best fits Mattel's needs.

  In February 2020, in connection with his relocation from Mexico to our headquarters in California, we entered into a letter agreement with Mr. Isaias, memorializing his current salary, MIP bonus opportunity, and eligibility to participate in our executive compensation programs, including our commitment to provide relocation assistance and services in accordance with our standard International Transfer Program, which includes travel, temporary accommodations, and shipment of household goods. Pursuant to Mattel's International Transfer Program, Mr. Isaias was eligible to receive tax gross-up payments on such relocation benefits. In addition, we provided Mr. Isaias with a transition payment in February 2020 in the amount of $120,000 to facilitate his move. In accordance with our repayment provisions, Mr. Isaias is required to repay the full transition payment and relocation costs incurred by us for these benefits if he resigns or his employment is terminated with cause within one year following the relocation date and/or transition payment date, and repay 50% of the transition payment and relocation costs if such resignation or termination occurs during the second year following such relocation and/or transition payment date.



### Retirement Plans

Our NEOs participate in the same broad-based benefit plans as our other U.S. employees. In addition, we provide our NEOs certain executive benefits, which are not provided to other employees generally, to promote tax efficiency or to replace benefit opportunities that are not available to executives because of regulatory limits. This includes the DCP, our non-qualified deferred compensation plan, which generally provides our U.S.-based executives with a mechanism to defer compensation in excess of the amounts that are permitted to be deferred under our 401(k) Plan. Together, the 401(k) Plan and the DCP allow participants to set aside amounts as tax-deferred savings for their retirement. Similar to the 401(k) Plan, the DCP provides for Company automatic contributions and matching contributions, both of which are at the same levels as the Company contributions in the 401(k) Plan. In light of the rapidly evolving COVID-19 pandemic, the Company suspended the automatic contribution to the DCP and the 401(k) Plan in May 2020 but restored the contribution, effective as of November 2020, as the negative business impact from the COVID-19 pandemic abated. The Compensation Committee believes the opportunity to defer compensation under the DCP is a competitive benefit that enhances our ability to attract and retain talented executives while strengthening plan participants' long-term commitment to Mattel. The return on the deferred amounts is linked to the performance of market-based investment choices made available in the DCP.

### No Poor Pay Practice of Tax Gross-Ups on Perquisites and Benefits

Mattel generally does not provide tax gross-up payments to our senior executives in connection with perquisites and benefits. Mattel, however, does provide to senior executives and other employees tax gross-up payments for relocation assistance costs under our relocation program, and any related international tax compliance and tax equalization costs and payments, because such expenses are incurred as a result of Mattel's request to relocate.

## Severance and Change-of-Control Benefits

> **Best Practices in Severance Arrangements** – We maintain executive severance arrangements that reflect current compensation best practices, which include:
>
> - **Double-trigger** cash severance and equity acceleration that requires both a change of control and a qualifying termination of employment.
> - **Severance benefits** set at competitive levels not greater than 2x annual base salary plus annual bonus.
> - **No excise tax gross-ups.**

We have two executive severance arrangements in which our NEOs participate: (i) the Mattel, Inc. Executive Severance Plan B (the "Severance Plan") and (ii) an executive severance practice. Mr. Kreiz participates in the Severance Plan, as modified by the terms of his participation letter agreement with us, Messrs. Dickson and DiSilvestro participate in the Severance Plan, and Messrs. Totzke and Isaias are eligible for benefits under our current executive severance practice. We do not pay any excise tax gross-up payments under our severance arrangements.

Mr. Euteneuer participated in the Severance Plan, as modified by the terms of his participation letter agreement with us, and his separation from service in August 2020 constituted a "Covered Termination" under the Severance Plan and his participation letter agreement thereby entitling him to the severance payments and benefits set forth in such arrangement. See "Potential Payments Upon Termination or Change of Control – Euteneuer Separation Agreement" for a more detailed description of such severance payments and benefits.

At the time of adopting the Severance Plan, the Compensation Committee reviewed competitive severance benefit data prepared by FW Cook. The Compensation Committee believes that the benefits provided by the Severance Plan are reflective of current compensation market practices and trends.

The Compensation Committee believes that our executive severance arrangements are key to our ability to recruit, retain, and develop key, high-quality management talent in a competitive market because such arrangements provide reasonable protection to the executive in the event he or she is not retained under specific circumstances. In addition, our tiered approach to severance arrangements allows us to tailor our arrangements as appropriate to each executive job level based on market practice.

More details regarding our executive severance arrangements are provided below under "Potential Payments Upon Termination or Change of Control."

 

# How Compensation is Determined

## Roles and Expert Independent Advice

### Independent Compensation Committee

Our executive compensation programs are designed and administered under the direction and control of the Compensation Committee. The Compensation Committee is comprised solely of independent directors, who review and approve our overall executive compensation plans, programs, and practices, and set the compensation of our senior executives.

### Independent Compensation Consultant

FW Cook is the Compensation Committee's independent compensation consultant. The Compensation Committee has determined that FW Cook is independent and does not have any conflicts of interests with the Company. FW Cook provides a number of services to the Compensation Committee throughout the year and typically provides a comprehensive market analysis of our compensation programs each year. Our last review occurred in November 2020 in order to take into account the updated comparative data that was then available from SEC filings. See "Corporate Governance at Mattel – Board Structure – Board Committees – Compensation Committee" for a more detailed description of the services provided by FW Cook in 2020.

### CEO and the HR Department

While the Compensation Committee has overall responsibility for establishing the elements, levels, and administration of our executive compensation programs, our CEO and members of our Human Resources ("HR") Department routinely participate in this process. Our CEO makes recommendations to the Compensation Committee regarding adjustments to base salary, target and actual annual cash incentives, and target and actual Annual LTI Values. Our CEO also provides an assessment of his direct reports' performance against their annual individual goals and his recommendation of their annual individual performance ratings. Our CEO's recommendations are one of the factors considered by the Compensation Committee in making its compensation decisions. When appropriate, the Compensation Committee meets in executive session without management, including when CEO compensation is being approved. The Compensation Committee also makes recommendations to the Board regarding our executive compensation programs and practices and informs the Board of its decisions regarding compensation for our CEO, the CEO's direct reports, and other Section 16 officers.

## Reviews and Process

### Market Competitiveness and Peer Group Review

The Compensation Committee annually evaluates the overall competitiveness of our senior executives' annual TDC, comprised of annual base salary, MIP target incentive opportunity, and Annual LTI Value, as well as the composition of our benchmarking peer group. The Compensation Committee remains focused on ensuring pay and performance alignment, which incentivizes actions that support our strategic priorities and drive long-term stockholder value.

Every year, FW Cook evaluates our senior executives' annual target TDC as compared to the annual target TDC of similarly-situated senior executives in our peer group, based on information from their most recent SEC filings and, if applicable, custom selections of certain appropriate market surveys. FW Cook's report includes the base salaries, target annual cash incentives, bonus leverage, LTI grant values, and target TDC, as well as short-term and long-term incentive program design and aggregate LTI detail, at our peer group companies and in the custom surveys, where available. In February 2020, the Compensation Committee determined to hold Mr. Kreiz's target TDC unchanged from 2019. In comparison to the CEOs of our peer group companies, Mr. Kreiz's 2020 target TDC was set between the median and 75th percentile. To continue emphasizing pay-for-performance alignment and incentivize long-term stockholder value creation, the Compensation Committee determined to continue to provide Mr. Kreiz with an LTI mix entirely performance-based and at risk of 75% Performance Units, 25% stock options, and no RSUs. Since a high percentage of Mr. Kreiz's compensation is performance-based and at risk, he is incentivized to create long-term stockholder value by attaining the three-year operating goal and relative TSR performance established for the LTIP cycles. The Compensation Committee believes that delivering LTI value to Mr. Kreiz primarily in the form of Performance Units is more closely aligned with our peer group's practices and provides greater alignment with stockholders' interests.

The Compensation Committee, in conjunction with FW Cook, reviews the makeup of our peer group annually and makes adjustments as it deems appropriate. Our peer group companies are intended to be similar to us in their orientation, business model, cost structure, size (as measured by revenue, net income growth, employees, and market capitalization), and global reach, and are considered to compete with us for executive talent or investor capital. The Compensation Committee believes it is appropriate to have a more diverse peer group beyond toy companies, as there are not enough publicly-reporting toy companies that are comparable to us in size. In addition, the Compensation Committee also considers whether the companies in our peer group have similar pay models and reasonable compensation practices, as well as whether the companies are listed as peers of our other peer group companies, and whether they are listed in peer groups used for us by proxy advisory firms. Our peer group is used to evaluate the market competitiveness of our compensation but is not used for financial performance goal comparisons under our incentive plans.

When setting target amounts for CEO compensation, the Compensation Committee takes into consideration the Company's global compensation framework, which incorporates marked-based compensation programs and pay ranges based on an objective set of factors, such as local market demand for each position, the location of the role, and years of experience for all Company employees. Pay parity is a key component of our ongoing market pay review to ensure that pay decisions are applied consistently and in line with our total pay philosophy.

### Peer Group Composition Reflects Stockholder Feedback

In response to stockholder feedback on the size of our benchmarking peers, in November 2018, the Compensation Committee, with the guidance of FW Cook, revised our peer group to position us closer to median on key size metrics, eliminate over-representation of certain industries, and recognize the strategic focus on branded content and home entertainment.

The revised peer group approved in November 2018, which remained unchanged following FW Cook's subsequent review in September 2019 and therefore informed 2020 target TDC decisions, was redesigned to include:

- Companies generally between approximately 0.4x to 2.5x Mattel's trailing four quarter revenues and 0.25x to 4x the then current and 2-year average market capitalization;
- A reduction of companies in the Apparel & Accessories industry and an increase of companies in the Home Entertainment/Media industry and branded content;
- The addition of four companies, three of which were smaller than Mattel in terms of revenue and market capitalization: Lions Gate Entertainment, Spin Master, Tupperware Brands, and Viacom; and
- The removal of five companies, three of which had market capitalizations greater than 5x Mattel: Estee Lauder, Gap, General Mills, L Brands, and V.F. Corporation.

The Compensation Committee approved the peer group in September 2019 with no changes from the revised peer group approved in November 2018. As of September 2019, Mattel's revenue was close to the peer group 40th percentile and its market capitalization was near the peer group 25th percentile.

Our peer group for 2020 was comprised of the following 22 companies:

### Executive Compensation Benchmarking Peer Group to Inform 2020 Target TDC Decisions

| | | |
|---|---|---|
| Activision Blizzard, Inc. | The Hershey Company | Spin Master |
| Campbell Soup Company | The J.M. Smucker Company | Take-Two Interactive Software, Inc. |
| Church & Dwight Co., Inc. | Kellogg Company | Tapestry, Inc. (formerly Coach, Inc.) |
| The Clorox Company | Lions Gate Entertainment Corp. | Tiffany & Co. |
| Edgewell Personal Care Company | Newell Rubbermaid, Inc. | Tupperware Brands Corporation |
| Electronic Arts Inc. | PVH Corp | Viacom Inc. |
| Hanesbrands Inc. | Ralph Lauren Corporation | |
| Hasbro, Inc. | Spectrum Brands, Inc. | |

### Tally Sheets

As part of the Compensation Committee's annual compensation review process, our HR Department prepares and reviews, with the Compensation Committee and FW Cook, comprehensive tally sheets detailing the total compensation for the most recent two years of our CEO and his direct reports (including NEOs). The tally sheets also include each executive's holdings of Mattel common stock and accumulated value and unrealized gains under prior equity grants at various stock prices (realized and realizable pay). In conjunction with the review of tally sheets, the Compensation Committee reviews the potential severance and change-of-control benefits that would be payable to senior executives pursuant to our executive severance arrangements.

 

# Important Policies, Governance, and Guidelines

## Stock Ownership Guidelines

We have had stock ownership guidelines for our NEOs and other direct reports of the CEO in place since 2001. Under our current stock ownership guidelines, the targeted stock ownership is established as shares of Mattel common stock with a value equal to a multiple of base salary, as set forth below for each NEO (other than Mr. Euteneuer, who separated from service in August 2020).

| Name | Salary Multiple | Deadline |
|------|------:|---------:|
| **Ynon Kreiz** | 6x | 4/30/2023 |
| **Richard Dickson** | 4x | 12/31/2019 |
| **Anthony DiSilvestro** | 4x | 6/30/2025 |
| **Steve Totzke** | 3x | 1/31/2024 |
| **Roberto Isaias** | 3x | 2/29/2024 |

Generally, executives have five years from the later of (a) the date the new targeted levels were established (January 2014) or (b) the date of promotion or hiring to meet the guidelines. If the targeted ownership levels are not met within the compliance deadline, the executives are required to retain 100% of after-tax shares acquired from equity grants until the guidelines are met. Based on input from FW Cook, the Compensation Committee believes that our stock ownership guidelines align with best practices.

All of our NEOs are in compliance with the guidelines either because they have attained the targeted ownership level or are still within their compliance period.

Shares counted towards ownership guidelines include shares of Mattel common stock directly owned, beneficially owned, or held in the Mattel Stock Fund of the 401(k) Plan, and phantom shares of Mattel common stock held in the Mattel Stock Equivalent Fund of our DCP.

## Compensation Risk Review

On behalf of the Compensation Committee, FW Cook annually conducts a detailed risk assessment of our executive compensation plans, policies, and programs (our "Compensation Programs") to determine whether they encourage excessive risk taking. FW Cook employed a framework to assist the Compensation Committee in ascertaining any potential material adverse risks and how they may link with our Compensation Programs. The results of FW Cook's assessment, along with our HR Department's assessment of our Compensation Programs, were presented to our Compensation Committee in September 2020. FW Cook and our HR Department advised the Compensation Committee that our Compensation Programs did not present any risks that are reasonably likely to have a material adverse effect on Mattel. As part of its review and assessment, our Compensation Committee also considered the following characteristics of our Compensation Programs, among others, that discourage excessive or unnecessary risk taking:

- Our Compensation Programs appropriately balance short- and long-term incentives and fixed and variable pay.
- Long-term incentives provide a portfolio approach using Performance Units, stock options, and RSUs.
- Under our MIP, we use performance measures from the income statement and balance sheet that are defined at the beginning of the performance period, with specific adjustments addressed in detail. In addition, performance against individualized strategic objectives is taken into account.
- Our Compensation Committee may apply negative discretion in determining annual cash incentives earned under our MIP.
- Cash and shares earned under our MIP and LTIP, respectively, are capped.
- An established performance evaluation approach based on quantitative and qualitative performance is used on a Company-wide basis.
- Market competitive stock ownership guidelines for our most senior executives, which are reviewed annually by our Compensation Committee for individual compliance.
- We have a Clawback Policy, Insider Trading Policy, and formal equity grant process in place.

Based on this assessment, the Compensation Committee believes that our Compensation Programs do not present any risk that is reasonably likely to have a material adverse effect on the Company.

# No Hedging or Pledging Permitted

Mattel's Insider Trading Policy prohibits Board members, officers, and employees from (i) engaging in hedging, monetization, or speculative transactions in Mattel common stock (including zero-cost collars, forward sale contracts, short sales, transactions in publicly-traded options and other derivative securities), and (ii) holding Mattel shares in a margin account, pledging Mattel shares, or using Mattel shares owned as collateral for loans.

# Recoupment of Compensation

Our Clawback Policy provides for forfeiture or reimbursement of certain cash and equity incentive compensation that was paid, granted, or vested based on financial results that, when recalculated to include the impact of a material financial restatement, were not achieved. The Clawback Policy applies to all Section 16 officers and other direct reports to the CEO and covers incentive compensation (cash and equity) paid, granted, or vested within three years preceding the material financial restatement. The Compensation Committee may recover a portion or the full amount of such incentive compensation provided to a covered employee based on whether such employee engaged in misconduct in connection with the material financial restatement.

In addition, our Amended 2010 Plan provides that, subject to certain limitations, Mattel may terminate outstanding grants, rescind exercises, payments, or deliveries of shares pursuant to grants, and/or recapture proceeds of a participant's sale of shares of Mattel common stock delivered pursuant to grants if the participant violates specified confidentiality and IP requirements or engages in certain activities against the interest of Mattel or any of its subsidiaries and affiliates. These provisions apply only to grants made to participants for services as employees, and they do not apply to participants following any severance that occurs within 24 months after a change of control.

# Equity Grant Process

The Compensation Committee has adopted the following equity grant process:

- Annual Equity Grants – The Compensation Committee approves annual equity grants to the CEO and CEO direct reports and other Section 16 officers, and the Equity Grant Allocation Committee ("EGAC") approves annual equity grants to employees below the CEO direct report level (SVPs and below), other than Section 16 officers. Specific recommendations regarding the aggregate annual equity grant pool to be allocated to employees, and the value and mix of grant types to be granted to employees per job level, previously reviewed by FW Cook, are presented to the Compensation Committee for approval. Typically, the Compensation Committee approves the annual grant values for the CEO and CEO direct reports and other Section 16 officers at its July meeting, but in all events before the grant date, as well as the methodology for converting the grant values to shares or units. The typical grant date for annual grants is August 1st. In July 2020, the Compensation Committee confirmed the annual grant values for the Performance Units, stock options, and RSUs for the CEO and CEO direct reports and other Section 16 officers with a grant date of July 31, 2020, given that August 1st occurred on a Saturday in 2020.
- EGAC – For equity grants to employees below the CEO direct report level (SVPs and below) that are not Section 16 officers, the Board has delegated the authority to the EGAC to, subject to certain limitations, approve annual and off-cycle equity grants (such as grants to employees who are newly hired or promoted). The Board generally appoints our CEO as the sole member of the EGAC. Accordingly, Mr. Kreiz has been the sole member of the EGAC since April 2018.
- Off-Cycle Grants – The Compensation Committee approves new-hire or other off-cycle equity grants for the CEO and CEO direct reports and other Section 16 officers, and the grant date is generally the last trading day of the month of the later of the (i) hire or promotion date or (ii) Compensation Committee approval date.

  The EGAC approves new-hire or other off-cycle grants to employees below the CEO direct report level (SVPs and below) that are not Section 16 officers, with a grant date of: (a) for VPs and above, the last trading day of the month of hire and (b) for employees below the VP level, the last trading day of the month following the month of hire. For certain other off-cycle grants, the grant date is the last trading day of the month in which the EGAC approval occurs.

# Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code disallows a tax deduction for compensation in excess of $1 million paid to named executive officers generally. As a result, we cannot take a deduction for compensation paid to our NEOs in excess of $1 million.

Mattel accounts for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense for share-based payments (including stock options and other forms of equity compensation). The impact of FASB ASC Topic 718 has been taken into account by the Compensation Committee in determining to use a portfolio approach to equity grants, including Performance Units, stock options, and RSUs.

 

# Executive Compensation Tables

## Summary Compensation Table

The following table sets forth information concerning total compensation earned by or paid to our NEOs.

| Name, Principal Position, and Year | Salary[1] ($) | Bonus ($) | Stock Awards[2] ($) | Option Awards[2] ($) | Non-Equity Incentive Plan Compensation[3] ($) | Change In Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) | All Other Compensation[5] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Ynon Kreiz**<br>Chief Executive Officer | | | | | | | | |
| 2020 | 1,500,000 | — | 7,162,498 | 2,387,502 | 4,500,000 | — | 73,432 | 15,623,432 |
| 2019 | 1,500,000 | — | 7,162,507 | 2,387,499 | 4,346,100 | — | 118,891 | 15,514,997 |
| 2018 | 1,027,397 | — | 6,657,261 | 6,506,946 | 2,695,384 | — | 68,672 | 16,955,660 |
| **Richard Dickson**<br>President and Chief Operating Officer | | | | | | | | |
| 2020 | 1,000,000 | — | 3,374,997 | 1,125,002 | 2,000,000 | — | 105,541 | 7,605,540 |
| 2019 | 1,000,000 | — | 3,557,773 | 1,125,002 | 1,931,600 | — | 132,169 | 7,746,544 |
| 2018 | 1,000,000 | 500,000 | 3,539,878 | 1,125,000 | 1,749,000 | — | 126,857 | 8,040,735 |
| **Anthony DiSilvestro**<br>Chief Financial Officer | | | | | | | | |
| 2020 | 457,377 | — | 1,574,999 | 525,001 | 1,530,000 | — | 41,591 | 4,128,968 |
| **Steve Totzke**<br>Executive Vice President and Chief Commercial Officer | | | | | | | | |
| 2020 | 800,000 | — | 1,124,999 | 375,001 | 1,280,000 | — | 74,147 | 3,654,147 |
| **Roberto Isaias**<br>Executive Vice President and Chief Supply Chain Officer | | | | | | | | |
| 2020 | 606,753 | — | 918,754 | 131,250 | 747,500 | — | 316,445 | 2,720,702 |
| 2019 | 441,629 | — | 1,071,179 | 256,251 | 636,800 | — | 227,943 | 2,633,802 |
| **Joseph Euteneuer**<br>Former Chief Financial Officer | | | | | | | | |
| 2020 | 548,361 | — | — | — | 932,229 | — | 1,373,407 | 2,853,997 |
| 2019 | 900,000 | 200,000 | 2,025,004 | 675,000 | 1,580,400 | — | 223,687 | 5,604,091 |
| 2018 | 900,000 | — | 2,070,558 | 674,999 | 1,431,000 | — | 265,020 | 5,341,577 |

[1] Salary. Represents all amounts earned as salary during the applicable year. For Mr. DiSilvestro, the amount for 2020 represents the base salary paid for the period commencing on June 29, 2020 and ending on December 31, 2020. For Mr. Euteneuer, the amount for 2020 represents the base salary paid for the period commencing on January 1, 2020 and ending on August 10, 2020. For Mr. Isaias, the amount for 2020 also includes the payout of his accrued but unused vacation time during his employment in Mexico. Prior to his relocation from Mexico to our headquarters in California, Mr. Isaias received his base salary in Mexican Pesos ("MXN"), and he began receiving his base salary in U.S. Dollars ("USD") on February 1, 2020. The portion of the base salary amount attributable to the period commencing on January 1, 2020 and ending on January 31, 2020, as well as the accrued vacation payout, have been converted to USD from MXN using the exchange rate of 0.05027 USD to 1 MXN as of December 31, 2020.

(2) Amounts shown represent the grant date fair value of RSUs, Performance Units, and stock options granted in the year indicated as computed in accordance with FASB ASC Topic 718.

Stock Awards. Amounts shown under the "Stock Awards" column for 2020 include the grant date fair value for RSUs as well as Performance Units under the 2020-2022 LTIP granted in 2020. The RSUs are valued based on our closing stock price of either $11.11 for annual grants made on July 31, 2020 or $9.67 for Mr. DiSilvestro's new-hire grant on June 30, 2020. The 2020-2022 Performance Units are valued based upon our closing stock price of $11.11 on July 31, 2020, the probable outcome of the performance-related component over the three-year performance period (target performance), and the fair value of the market-related component over the three-year performance period, as determined using a Monte Carlo simulation in accordance with applicable accounting rules. The market-related component could result in up to a 133% adjustment for a maximum earnout of 200% of target Performance Units. Assuming that the maximum level of performance conditions will be achieved for all Performance Units, the grant date fair values for Messrs. Kreiz, Dickson, DiSilvestro, Totzke, and Isaias would be $14,324,995, $4,499,996, $2,099,990, $1,500,007, and $1,050,007, respectively. In light of Mr. Euteneuer's separation from the Company, which was announced in October 2019, he did not receive any RSUs or Performance Units in 2020.

Option Awards. Amounts shown under the "Options Awards" column are calculated using the Black-Scholes option-pricing method. While the amounts shown are computed in accordance with FASB ASC Topic 718, the actual value, if any, that an executive may realize from the options are contingent upon the excess of the stock price over the exercise price, if any, on the date the award is exercised. Thus, there is no assurance that the value, if any, eventually realized by the executive will correspond to the amount shown. For a discussion of the assumptions made in the valuation of options granted in 2020, see Note 8 to Mattel's Consolidated Financial Statements for 2020 contained in our Form 10-K. In light of Mr. Euteneuer's separation from the Company, which was announced in October 2019, he did not receive any stock options in 2020.

(3) Non-Equity Incentive Plan Compensation. Amounts shown represent the performance-based annual cash compensation earned under the MIP, our annual cash incentive plan. See "Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Incentive" for a more complete description of the MIP.

(4) Change in Nonqualified Deferred Compensation Earnings. No amount is included with respect to nonqualified deferred compensation earnings because there were no above-market earnings on nonqualified deferred compensation.

(5) All Other Compensation. The dollar amounts for each perquisite and each other item of compensation shown in the "All Other Compensation" column and in this footnote represent Mattel's incremental cost of providing the perquisite or other benefit to our NEOs. See the "Compensation Discussion and Analysis – Elements of Compensation – Other Forms of Compensation" section of this Proxy Statement for additional discussion of these benefits. Amounts include the following perquisites and other items of compensation provided to our NEOs in 2020.

## All Other Compensation

| All Other Compensation | Kreiz ($) | Dickson ($) | DiSilvestro ($) | Totzke ($) | Isaias ($) | Euteneuer ($) |
|---|---|---|---|---|---|---|
| Car Allowance/Company Car[1] | 5,355 | 24,000 | 12,000 | 24,000 | 37,479 | 15,000 |
| Relocation Assistance[2] | — | — | 1,463 | — | 217,677 | |
| Relocation Tax Gross-up[3] | — | — | 924 | — | 37,590 | |
| Financial Counseling and Tax Return Services | 10,000 | 15,165 | 10,000 | — | — | 10,000 |
| Other Perquisites[4] | 5,000 | 2,914 | — | — | 6,353 | |
| **Total Perquisites** | **20,355** | **42,079** | **24,387** | **24,000** | **299,099** | **25,000** |
| Contributions to 401(k) Plan | 17,100 | 25,650 | 7,512 | 24,792 | 17,175 | 28,500 |
| Savings Fund | — | — | — | — | 171 | — |
| Contributions to DCP | 35,977 | 37,812 | 9,692 | 25,355 | — | 13,495 |
| Severance Payments and Benefits[5] | — | — | — | — | — | 1,306,412 |
| **Total "All Other Compensation"** | **73,432** | **105,541** | **41,591** | **74,147** | **316,445** | **1,373,407** |

(1) Represents the amount of the monthly car allowance for all NEOs (except Mr. Kreiz) and, for Messrs. Kreiz and Isaias, the use of a Company car. The amount of car allowance is based on the executive's job level and is intended to cover all automobile expenses and mileage reimbursement. For Messrs. Kreiz's and Isaias' personal use of a Company car, the amount represents the lease value, and also the cost of insurance, maintenance, permits, and gasoline. In addition, Mr. Isaias purchased a vehicle from the Company for which he paid 60% of the fair market value per Company car policy in Mexico. The amount reported for Mr. Isaias therefore includes the 40% discount that Mr. Isaias received upon purchasing this vehicle, which has been converted to USD from MXN using the exchange rate of 0.05027 USD to 1 MXN as of December 31, 2020.

(2) For Mr. DiSilvestro, the amount shown reflects relocation management fees and home search expenses under our standard relocation program. For Mr. Isaias, the amount shown includes payments of $160,905 to help facilitate his relocation from Mexico to our headquarters in California (the "transition payment"), in addition to amounts attributable to relocation assistance and services in accordance with our standard International Transfer Program that include relocation management fees, home search expenses, a relocation allowance, transitional tax assistance, immigration costs, and temporary accommodations. Prior to his relocation from Mexico to our headquarters in California, Mr. Isaias received a portion of the transition payment in MXN, and this amount has been converted to USD $40,905 from MXN using the exchange rate of 0.05027 USD to 1 MXN as of December 31, 2020. The rest of the transition payment and relocation amounts were paid in USD.

(3) Represents a tax gross-up under our standard relocation program for Mr. DiSilvestro, and our standard International Transfer Program for Mr. Isaias, related to the relocation assistance benefits described above.

(4) For Mr. Kreiz, the amount shown represents attributable income under the Board of Directors Recommended Grants and Matching Recommended Grants Program fostering charitable contributions, which is more fully described in the "Director Compensation" section of this Proxy Statement. For Mr. Dickson, the amount shown reflects an executive physical examination. For Mr. Isaias, the amount shown represents grocery vouchers, food vouchers, a Christmas bonus, and a vacation premium, as provided annually to all Mattel employees in Mexico, all of which were discontinued in connection with his relocation from Mexico to our headquarters in California on February 1, 2020.

(5) Represents the value of severance payments, including the value of shares delivered in connection with the accelerated vesting of equity awards, paid to Mr. Euteneuer pursuant to the terms of the Severance Plan (as modified by his participation letter agreement) through December 31, 2020. See the "Estimated Potential Payments" table for details as to the total severance payments and benefits to be paid to Mr. Euteneuer, including the value of his accelerated equity awards.

 

# Narrative Disclosure to Summary Compensation Table

We have entered into offer letters with each of our NEOs in connection with their commencement of employment with us, setting forth their annual base salary, target MIP opportunity, and the terms and conditions of new-hire and other equity grants. Certain of these terms, pursuant to which we had ongoing obligations as of 2020, are described in more detail below. For a description of our February 2020 letter agreement with Mr. Isaias in connection with his relocation from Mexico to our California headquarters, see "Compensation Discussion and Analysis – Elements of Compensation – Other Forms of Compensation."

## Kreiz Offer Letter

Mr. Kreiz was appointed to serve as our CEO effective as of April 26, 2018. In connection with this appointment, we entered into an offer letter with Mr. Kreiz that included the following key provisions: (i) an annual base salary of $1,500,000; (ii) a target MIP opportunity of 150% of eligible base salary up to a maximum of 300%; (iii) a new-hire grant of performance-based stock options with a value of $5,000,000 with a three-year performance period beginning on April 26, 2018, the date Mr. Kreiz commenced employment as our CEO, subject to continued service and Mattel achieving a relative TSR that is equal to or greater than the 65th percentile as compared to the companies in the S&P 500 Index; and (iv) eligibility to receive annual equity grants. Mr. Kreiz is also eligible to receive perquisites (including a monthly allowance for his automobile expenses, an annual comprehensive physical examination, and Company-paid financial counseling and tax return services), participate in the DCP, and participate in our employee benefit programs (including the 401(k) Plan). Pursuant to his offer letter, Mr. Kreiz is also eligible to participate in the Severance Plan as modified by the terms of his participation letter agreement.

## DiSilvestro Offer Letter

Mr. DiSilvestro was appointed to serve as Executive Advisor effective as of June 29, 2020, until his transition to CFO on August 11, 2020, the date following the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2020. In connection with this appointment, we entered into an offer letter with Mr. DiSilvestro that includes the following key provisions: (i) an annual base salary of $900,000; (ii) a target MIP opportunity of 100% of eligible base salary up to a maximum of 200%; (iii) new-hire equity grants in the form of RSUs valued at $525,000 and stock options valued at $525,000, with such grants vesting as to approximately one-third of the shares subject thereto on each of the first three anniversaries of the grant date, subject to continued service through each applicable vesting date; (iv) Performance Units valued at $1,050,000 under our LTIP; and (v) eligibility to receive an annual equity grant beginning in 2021. Mr. DiSilvestro was not provided any guaranteed payments or inducement equity grants in connection with his appointment.

Mr. DiSilvestro is also eligible to receive perquisites (including a monthly allowance for his automobile expenses and Company-paid financial counseling and tax return services), participate in the DCP, and participate in our employee benefit programs (including the 401(k) Plan). The offer letter further provides relocation benefits in accordance with the terms of our standard relocation program. Pursuant to his offer letter, Mr. DiSilvestro is also eligible to participate in the Severance Plan.



# Grants of Plan-Based Awards in 2020

The following table shows information about the non-equity incentive awards and equity-based awards granted to our NEOs in 2020.

| Name and Grant Date | Committee Action Date | Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units[3] | All Other Option Awards: Number of Securities Underlying Options[4] | Exercise or Base Price of Option Awards ($) | Grant Date Fair Market Value of Stock and Option Awards[5] ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold | Target | Maximum | | | | |
| **Ynon Kreiz** | | | | | | | | | | | |
| | | 787,500 | 2,250,000 | 4,500,000 | | | | | | | |
| 7/31/2020 | 7/29/2020 | | | | 150,094 | 600,377 | 1,200,754 | | | | 7,162,498 |
| 7/31/2020 | 7/29/2020 | | | | | | | | 523,575 | 11.11 | 2,387,502 |
| **Richard Dickson** | | | | | | | | | | | |
| | | 350,000 | 1,000,000 | 2,000,000 | | | | | | | |
| 7/31/2020 | 7/29/2020 | | | | 47,150 | 188,600 | 377,200 | | | | 2,249,998 |
| 7/31/2020 | 7/29/2020 | | | | | | | | 246,711 | 11.11 | 1,125,002 |
| 7/31/2020 | 7/29/2020 | | | | | | | 101,260 | | | 1,124,999 |
| **Anthony DiSilvestro** | | | | | | | | | | | |
| | | 315,000 | 900,000 | 1,800,000 | | | | | | | |
| 7/31/2020 | 7/29/2020 | | | | 22,003 | 88,013 | 176,026 | | | | 1,049,995 |
| 6/30/2020 | 6/8/2020 | | | | | | | | 133,249 | 9.67 | 525,001 |
| 6/30/2020 | 6/8/2020 | | | | | | | 54,292 | | | 525,004 |
| **Steve Totzke** | | | | | | | | | | | |
| | | 224,000 | 640,000 | 1,280,000 | | | | | | | |
| 7/31/2020 | 7/29/2020 | | | | 15,717 | 62,867 | 125,734 | | | | 750,003 |
| 7/31/2020 | 7/29/2020 | | | | | | | | 82,237 | 11.11 | 375,001 |
| 7/31/2020 | 7/29/2020 | | | | | | | 33,753 | | | 374,996 |
| **Roberto Isaias** | | | | | | | | | | | |
| | | 130,813 | 373,750 | 747,500 | | | | | | | |
| 7/31/2020 | 7/29/2020 | | | | 11,002 | 44,007 | 88,014 | | | | 525,004 |
| 7/31/2020 | 7/29/2020 | | | | | | | | 28,783 | 11.11 | 131,250 |
| 7/31/2020 | 7/29/2020 | | | | | | | 35,441 | | | 393,750 |
| **Joseph Euteneuer[6]** | | | | | | | | | | | |

[1] The awards shown represent the potential value of annual cash incentive awards that could be earned for fiscal year 2020 (and paid in 2021) under the MIP for each NEO assuming threshold performance (35% of target MIP opportunity), target performance (100% of target MIP opportunity), and maximum performance (200% of target MIP opportunity). See the "Compensation Discussion and Analysis – Elements of Compensation – Annual Cash Incentive" section of this Proxy Statement for a more complete description of the MIP.

[2] The threshold amounts shown represent 25% of the Performance Units under the 2020-2022 LTIP that may be earned at threshold Adjusted Free Cash Flow performance of 37% multiplied by 67% for threshold relative TSR performance. The target amounts shown represent the number of Performance Units under the 2020-2022 LTIP that may be earned at the end of the three-year performance period if target performance is achieved. The maximum amounts shown represent 200% of the Performance Units under the 2020-2022 LTIP that may be earned at maximum Adjusted Free Cash Flow performance of 150% multiplied by 133% for maximum relative TSR performance. See the "Compensation Discussion and Analysis – Elements of Compensation – Equity-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the 2020-2022 LTIP.

[3] The awards shown are RSUs granted under our Amended 2010 Plan that vest approximately one-third on each of the first three anniversaries of the grant date. These RSUs do not earn dividend equivalents.

[4] The awards shown are stock options granted under our Amended 2010 Plan that vest approximately one-third on each of the first three anniversaries of the grant date. Stock options do not earn dividend equivalents.

 

(5) Amounts shown represent the fair market value per share as of the grant date of the award determined pursuant to FASB ASC Topic 718 multiplied by the number of shares (at target, for the Performance Units). The RSUs are valued based on our closing stock price of either $11.11 for annual grants made on July 31, 2020, or $9.67 for Mr. DiSilvestro's new-hire grant on June 30, 2020. See footnote (2) to the Summary Compensation Table for more information on the grant date fair value of the 2020-2022 LTIP Performance Units. For a discussion of the stock option assumptions made in the valuation reflected in this column, see Note 8 to Mattel's Consolidated Financial Statements for 2020 contained in our Form 10-K.

(6) Mr. Euteneuer's service with the Company ended in August 2020. In accordance with the Severance Plan (as modified by his participation letter agreement), Mr. Euteneuer's payout under the 2020 MIP was prorated based on the number of days during 2020 through his separation date. In light of his separation from the Company, which was announced in October 2019, Mr. Euteneuer did not receive a grant of Performance Units, RSUs, or stock options under our Amended 2010 Plan in 2020.

# Outstanding Equity Awards at 2020 Year End

The following table shows the outstanding equity-based awards that were held by our NEOs as of December 31, 2020.

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name and Grant Date for Options | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options | Option Exercise Price ($) | Option Expiration Date | Grant Date for Stock Awards | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested(1) ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($) |
| | | | | | | | RSUs | | Performance Units | |
| **Ynon Kreiz** | | | | | | | | | | |
| 7/31/2020 | — | 523,575(5) | | 11.11 | 7/31/2030 | | | | | |
| 8/1/2019 | 154,182 | 313,039(6) | | 13.59 | 8/1/2029 | | | | | |
| 8/1/2018 | 248,403 | 127,966(7) | | 15.78 | 8/1/2028 | | | | | |
| 4/30/2018 | — | | 1,068,376(8) | 14.80 | 4/30/2028 | | | | | |
| | | | | | | 7/31/2020 | | | 1,200,754(2) | 20,953,157 |
| | | | | | | 8/1/2019 | | | 962,056(3) | 16,787,877 |
| | | | | | | 8/1/2018 | 44,440(7) | 775,478 | | |
| | | | | | | 6/11/2018 | | | 81,429(4) | 1,420,936 |
| | | | | | | 4/30/2018 | | | 229,839(4) | 4,010,691 |
| **Richard Dickson** | | | | | | | | | | |
| 7/31/2020 | — | 246,711(5) | | 11.11 | 7/31/2030 | | | | | |
| 8/1/2019 | 72,651 | 147,506(6) | | 13.59 | 8/1/2029 | | | | | |
| 8/1/2018 | 135,492 | 69,800(7) | | 15.78 | 8/1/2028 | | | | | |
| 8/1/2017 | 544,959 | | | 19.72 | 8/1/2027 | | | | | |
| 1/31/2017 | 773,994 | | | 26.21 | 1/31/2027 | | | | | |
| 8/1/2016 | 243,902 | | | 32.72 | 8/1/2026 | | | | | |

| Name and Grant Date for Options | **Option Awards** Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options | Option Exercise Price ($) | Option Expiration Date | **Stock Awards** Grant Date for Stock Awards | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested(1) ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($) |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | | **RSUs** | | **Performance Units** | |
| 4/13/2015 | 607,477 | | | 24.31 | 4/13/2025 | | | | | |
| 8/1/2014 | 89,286 | | | 35.25 | 8/1/2024 | | | | | |
| 5/20/2014 | 75,630 | | | 38.53 | 5/20/2024 | | | | | |
| | | | | | | 7/31/2020 | 101,260[5] | 1,766,987 | | |
| | | | | | | 7/31/2020 | | | 377,200[2] | 6,582,140 |
| | | | | | | 8/1/2019 | | | 302,216[3] | 5,273,669 |
| | | | | | | 8/1/2019 | 55,464[6] | 967,847 | | |
| | | | | | | 8/1/2018 | 24,240[7] | 422,988 | | |
| | | | | | | 8/1/2018 | | | 49,026[4] | 855,504 |
| | | | | | | 6/11/2018 | | | 29,610[4] | 516,695 |
| | | | | | | 4/5/2018 | | | 83,578[4] | 1,458,436 |
| **Anthony DiSilvestro** | | | | | | | | | | |
| 6/30/2020 | — | 133,249[9] | | 9.67 | 6/30/2030 | | | | | |
| | | | | | | 7/31/2020 | | | 176,026[2] | 3,071,654 |
| | | | | | | 6/30/2020 | 54,292[9] | 947,395 | | |
| **Steve Totzke** | | | | | | | | | | |
| 7/31/2020 | — | 82,237[5] | | 11.11 | 7/31/2030 | | | | | |
| 8/1/2019 | 29,060 | 59,003[6] | | 13.59 | 8/1/2029 | | | | | |
| 8/1/2018 | 36,131 | 18,614[7] | | 15.78 | 8/1/2028 | | | | | |
| 5/31/2018 | | | 225,225[10] | 15.52 | 5/31/2028 | | | | | |
| 8/1/2017 | 122,616 | — | | 19.72 | 8/1/2027 | | | | | |
| 8/1/2016 | 67,073 | — | | 32.72 | 8/1/2026 | | | | | |
| 7/31/2015 | 64,767 | — | | 23.21 | 7/31/2025 | | | | | |
| 8/1/2014 | 26,228 | — | | 35.25 | 8/1/2024 | | | | | |
| 8/1/2013 | 12,799 | — | | 42.70 | 8/1/2023 | | | | | |
| 8/1/2012 | 11,514 | — | | 34.76 | 8/1/2022 | | | | | |
| | | | | | | 7/31/2020 | 33,753[5] | 588,990 | | |
| | | | | | | 7/31/2020 | | | 125,734[2] | 2,194,058 |
| | | | | | | 8/1/2019 | | | 80,592[3] | 1,406,330 |
| | | | | | | 8/1/2019 | 7,396[6] | 129,060 | | |
| | | | | | | 8/1/2018 | 6,464[7] | 112,797 | | |
| | | | | | | 6/11/2018 | | | 8,143[4] | 142,095 |
| | | | | | | 4/5/2018 | | | 22,984[4] | 401,071 |


| | | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Name and Grant Date for Options | Number of Securities Underlying Unexercised Options Exercisable | Number of Securities Underlying Unexercised Options Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options | Option Exercise Price ($) | Option Expiration Date | Grant Date for Stock Awards | Number of Shares or Units of Stock That Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested[1] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[1] ($) |
| | | | | | | | RSUs | | Performance Units | |
| **Roberto Isaias** | | | | | | | | | | |
| 7/31/2020 | — | 28,783[5] | | 11.11 | 7/31/2030 | | | | | |
| 8/1/2019 | 8,476 | 17,209[6] | | 13.59 | 8/1/2029 | | | | | |
| 2/28/2019 | 7,582 | 15,396[11] | | 14.42 | 2/28/2029 | | | | | |
| 8/1/2016 | 36,585 | — | | 32.72 | 8/1/2026 | | | | | |
| 7/31/2015 | 52,073 | — | | 23.21 | 7/31/2025 | | | | | |
| 8/1/2014 | 33,482 | — | | 35.25 | 8/1/2024 | | | | | |
| 8/1/2013 | 13,083 | — | | 42.70 | 8/1/2023 | | | | | |
| 8/1/2012 | 13,514 | — | | 34.76 | 8/1/2022 | | | | | |
| | | | | | | 7/31/2020 | 35,441[5] | 618,445 | | |
| | | | | | | 7/31/2020 | | | 88,014[2] | 1,535,844 |
| | | | | | | 8/1/2019 | | | 70,518[3] | 1,230,539 |
| | | | | | | 8/1/2019 | 19,413[6] | 338,757 | | |
| | | | | | | 2/28/2019 | 5,809[11] | 101,367 | | |
| | | | | | | 8/1/2018 | 8,188[7] | 142,881 | | |
| | | | | | | 4/5/2018 | | | 12,537[4] | 218,771 |
| **Joseph Euteneuer**[12] | | | | | | | | | | |
| 8/1/2019 | 132,094 | | | 13.59 | 8/10/2023 | | | | | |
| 8/1/2018 | 123,175 | | | 15.78 | 8/10/2023 | | | | | |
| 9/29/2017 | 340,909 | | | 15.48 | 8/10/2023 | | | | | |
| 9/29/2017 | 378,788 | | | 15.48 | 8/10/2023 | | | | | |
| | | | | | | 8/1/2019 | | | 181,330[3] | 3,164,209 |
| | | | | | | 6/11/2018 | | | 22,948[4] | 400,443 |
| | | | | | | 5/16/2018 | | | 19,192[4] | 334,900 |
| | | | | | | 4/5/2018 | | | 45,581[4] | 795,388 |

[1] Amounts are calculated by multiplying the number of units shown in the table by $17.45 per share, which was the closing price of our common stock on December 31, 2020, the last trading day of fiscal year 2020.

[2] The numbers shown represent the 2020-2022 Performance Units, which are earned based on the Company's achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period January 1, 2020 to December 31, 2022. Per SEC rules, based on Company performance for Adjusted Free Cash Flow and relative TSR for the first year of the performance period (through December 31, 2020) between target and maximum goals, the amounts shown reflect the maximum number of units that may be earned at the end of the three-year performance period. See the "Compensation Discussion and Analysis – Elements of Compensation – Equity-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the LTIP.

[3] The numbers shown represent the 2019-2021 Performance Units, which are earned based on the Company's achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period January 1, 2019 to December 31, 2021. Per SEC rules, based on Company performance for Adjusted Free Cash Flow and relative TSR for the first and second year of the performance period (through December 31, 2020) between target and maximum goals, the amounts shown reflect the maximum number of units that may be earned at the end of the three-year performance period. See the "Compensation Discussion and Analysis – Elements of Compensation – Equity-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the LTIP.

[4] The numbers shown represent the number of 2018-2020 Performance Units, which were earned, but subject to continued employment through the settlement date of February 8, 2021 (or subject to the Severance Plan for Mr. Euteneuer), based on the Company's achievement of cumulative Adjusted Free Cash Flow and relative TSR for the period January 1, 2018 to December 31, 2020. The Performance Units were settled and paid in shares on February 8, 2021 and are thus no longer outstanding. See the "Compensation Discussion and Analysis – Elements of Compensation – Equity-Based Long-Term Incentives" section of this Proxy Statement for a more complete description of the LTIP.

[5] 33% vests on July 31, 2021, 33% vests on July 31, 2022, and 34% vests on July 31, 2023.



(6) 50% vests on August 1, 2021 and 50% vests on August 1, 2022.

(7) 100% vests on August 1, 2021.

(8) Vests on April 26, 2021, subject to Mattel achieving a relative TSR that is equal to or greater than the 65th percentile as compared to the companies in the S&P 500 Index for the three-year performance period from April 26, 2018 through April 26, 2021. In the event of Mr. Kreiz's termination of employment by Mattel without cause or due to his death or permanent disability, the option will vest in full and remain exercisable until the third anniversary (in the event of a termination without cause) or the fifth anniversary (in the event of a termination due to death or permanent disability) of the termination date (or the original expiration date, if earlier).

(9) 33% vests on June 30, 2021, 33% vests on June 30, 2022, and 34% vests on June 30, 2023.

(10) Vests on May 31, 2021, subject to Mattel achieving a relative TSR that is equal to or greater than the 65th percentile as compared to the companies in the S&P 500 Index for the three-year performance period from May 31, 2018 through May 31, 2021. In the event of Mr. Totzke's termination of employment by Mattel without cause, the option will vest in full, and in the event of a termination due to death or permanent disability, the option will vest pro-rata based on the number of full months employed during the performance period, and will remain exercisable until the second anniversary of the termination date (or the original expiration date, if earlier).

(11) 50% vests on February 28, 2021 and 50% vests on February 28, 2022.

(12) Because Mr. Euteneuer's separation was a "Covered Termination" under the Severance Plan without retirement eligibility under our Amended 2010 Plan, he received accelerated prorated vesting of his RSUs, based on the number of full months that he was employed during the vesting period.

# Option Exercises and Stock Vested in 2020

For each of our NEOs, the following table provides information for options exercised and stock awards vested in 2020.

| | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| Name | Number of Shares Acquired on Exercise | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting(1) | Value Realized on Vesting(2) ($) |
| **Ynon Kreiz** | — | — | 48,798 | 533,703 |
| **Richard Dickson** | — | — | 102,730 | 1,318,911 |
| **Anthony DiSilvestro** | — | — | 0 | 0 |
| **Steve Totzke** | — | — | 20,449 | 253,767 |
| **Roberto Isaias** | — | — | 30,184 | 346,805 |
| **Joseph Euteneuer(3)** | — | — | 82,408 | 944,099 |

(1) Number of shares acquired on vesting represent RSUs and do not include any of the Performance Units under the 2018-2020 LTIP, as these Performance Units did not vest, and the underlying shares were not issued, until the settlement date of February 8, 2021.

(2) Amounts are calculated by multiplying the number of shares underlying RSUs by our closing stock price on the date of vesting, or if the stock market was closed on the date of vesting, by our closing stock price on the next preceding day on which the stock market was open.

(3) Because Mr. Euteneuer's separation was a "Covered Termination" under the Severance Plan without retirement eligibility under our Amended 2010 Plan, he received accelerated prorated vesting of his RSUs, based on the number of full months that he was employed during the vesting period.

# 2020 Nonqualified Deferred Compensation

The following table provides the benefits accrued under our DCP by our NEOs as of December 31, 2020. Mr. Isaias did not participate in the DCP in 2020 and, accordingly, is excluded from the table.

| Name | Executive Contributions in 2020(1) ($) | Company Contributions in 2020(2) ($) | Aggregate Earnings in 2020(3) ($) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at End of 2020(4) ($) |
| --- | --- | --- | --- | --- | --- |
| **Ynon Kreiz** | 0 | 35,977 | 12,356 | — | 169,497 |
| **Richard Dickson** | 45,208 | 37,812 | 209,785 | 850,527 | 1,120,948 |
| **Anthony DiSilvestro** | 0 | 9,692 | 68 | — | 9,761 |
| **Steve Totzke** | 255,298 | 25,355 | 141,238 | — | 1,043,674 |
| **Joseph Euteneuer** | 18,428 | 13,495 | 22,730 | — | 270,255 |

(1) Represents the amounts that our NEOs elected to defer in 2020 under the DCP. These amounts represent compensation earned by our NEOs in 2020, and therefore are also reported in the appropriate columns in the Summary Compensation Table above.

(2) Represents the amounts credited in 2020 as Company contributions to the accounts of our NEOs under the DCP. These amounts represent automatic contributions and matching contributions as described in the narrative disclosure below. These amounts are also reported in the Summary Compensation Table above in the "All Other Compensation" column.

(3) Represents the net amounts credited to the DCP accounts of our NEOs as a result of the performance of the investment vehicles in which their accounts were deemed invested, as more fully described in the narrative disclosure below. These amounts do not represent above-market earnings, and thus are not reported in the Summary Compensation Table.

 

(4) Represents the amounts of the DCP account balances at the end of 2020 for each of our NEOs. The amounts that were previously reported as compensation for each NEO in the Summary Compensation Table in years prior to 2020 are as follows:

| Name | Aggregate Amounts Previously Reported ($) |
|---|---|
| Ynon Kreiz | 114,400 |
| Richard Dickson | 1,370,363 |
| Anthony DiSilvestro | 0 |
| Steve Totzke | 0 |
| Joseph Euteneuer | 199,200 |

## Description of DCP

The DCP allows participants to defer the amounts listed below. All amounts deferred under the DCP are reflected in bookkeeping accounts.

Under the DCP, participants may elect to defer:

- any amounts that could be deferred under the 401(k) Plan, but for Internal Revenue Code limitations;
- up to 75% of base salary; and
- up to 100% of annual cash incentive compensation (MIP).
- Company automatic contributions equal to the automatic contributions that would have been made to the 401(k) Plan, but for Internal Revenue Code limitations. The formula for these contributions currently is a percentage of base salary, based on the participant's age, as follows:
  - under 40 years: 3%;
  - at least 40 but less than 45 years: 4%;
  - at least 45 but less than 50 years: 5%;
  - at least 50 but less than 55 years: 6%; or
  - 55 years or more: 7%.
- Company matching contributions of 50% of the first 6% of the participant's elective deferrals are made in coordination with the Company's 401(k) Plan to ensure no duplication of benefits.

In light of the rapidly evolving COVID-19 pandemic, the Company suspended the automatic contribution in the DCP and the 401(k) Plan in May 2020 but restored the contribution, effective November 2020, as the negative business impact from the COVID-19 pandemic abated.

The amounts deferred under each participant's DCP accounts are deemed to be invested by the participant from a range of choices established by the plan administrator. Currently, the available choices include: (i) deemed investment in Mattel common stock (sometimes referred to as "phantom stock"); (ii) deemed investment in any of 12 externally-managed institutional funds, including equity and bond mutual funds; and (iii) pre-constructed portfolios with investment strategies aligned with five different risk profiles. A fixed interest account, which provides interest at a rate that is reset annually, was frozen in 2002. The rates of return of the investment options under the DCP for 2020 ranged from -4.85% to 28.78%. Mattel retains the right to change, at its discretion, the available investment options.


The investment options and their annual rates of return for the calendar year ended December 31, 2020 are contained in the following table.

| Name of Investment Option | 2020 Rate of Return (%) |
|---|---|
| Fidelity VIP Government Money Market Initial | 0.32 |
| Hartford Total Return HLS IA | 9.03 |
| HIMCO U.S. Aggregate Bond Index | 7.50 |
| PIMCO VIT Real Return Instl | 11.88 |
| DFA VA US Large Value | -1.38 |
| HIMCO S&P 500 Index Division | 18.44 |
| Vanguard VIF Capital Growth | 17.47 |
| Vanguard VIF Mid Cap Index | 18.07 |
| NT Russell 2000 Index Division | 20.08 |
| HIMCO MSCI EAFE Index Division | 8.11 |
| American Funds International 2 | 13.97 |
| Vanguard VIF REIT Index | -4.85 |
| Mattel Stock Equivalent Fund | 28.78 |
| Fixed Rate | 2.48 |

The participant and Company contributions are credited to bookkeeping accounts for the participants, and the balances of these accounts are adjusted to reflect, in the case of participants who chose the fixed rate fund, the applicable interest rate, and in the case of participants who chose the Mattel Stock Equivalent Fund or any of the 12 externally managed investment funds or five risk-based portfolios, the gains or losses that would have been obtained if the contributions had actually been invested in Mattel common stock or the applicable externally managed institutional fund, respectively.

We set aside funds to cover our obligations under the DCP in a trust. The assets of the trust, however, belong to Mattel and are subject to the claims of Mattel's creditors in the event of bankruptcy or insolvency.

Generally, participants make annual deferral elections, and the DCP allows distributions on a scheduled withdrawal date, death, permanent disability, retirement, or other termination of employment, with distributions payable in lump sum or up to 15 installments. Certain additional rules apply in the event of a change of control, hardship, or, in the case of contributions before 2005, non-hardship accelerated distributions.

# Potential Payments Upon Termination or Change of Control

We have two executive severance arrangements in which our NEOs participate: the Severance Plan and an executive severance practice. The following table reflects the severance arrangement that each NEO was eligible for as of December 31, 2020:

| Name and Position | Severance Arrangement |
|---|---|
| **Ynon Kreiz,** CEO | Severance Plan[1] |
| **Richard Dickson,** President and COO | Severance Plan |
| **Anthony DiSilvestro,** CFO | Severance Plan |
| **Steve Totzke,** EVP and Chief Commercial Officer | Executive severance practice |
| **Roberto Isaias,** EVP and Chief Supply Chain Officer | Executive severance practice |
| **Joseph Euteneuer,** Former CFO | Severance Plan[1] |

[1] As modified by individual participation agreement.

 

We summarize below the severance and change-of-control arrangements in effect as of December 31, 2020 (or in the case of Mr. Euteneuer, as of his separation in August 2020) as well as pursuant to the terms of other plans and agreements with relevant severance and change-of-control provisions (e.g., our Amended 2010 Plan, grant agreements, and the MIP).

## Severance Plan

### Involuntary Termination

Under the Severance Plan, if a participating NEO's employment is terminated by Mattel without cause other than in connection with a change of control (an "involuntary termination"), the executive generally will be entitled to the following benefits, which are more fully described in the footnotes to the Estimated Potential Payments table below:

- Severance payments:
  - Under the Severance Plan for Mr. Kreiz, severance to be paid in equal bi-weekly installments over two years, equal to the sum of two times the sum of his annual base salary and target MIP opportunity for the year in which the termination of employment occurs; or
  - Under the Severance Plan for Messrs. Dickson and DiSilvestro, severance to be paid in equal bi-weekly installments over one year, equal to the sum of such executive's annual base salary and target MIP opportunity for the year in which the termination of employment occurs; and in the event the executive has not found employment on the first anniversary of the termination date, additional payments totaling 0.5 times the sum of the executive's annual base salary and target MIP opportunity for the year in which the termination of employment occurs, to be paid in equal bi-weekly installments for up to six months following the first anniversary of the termination date.
- Payment of an amount representing an annual cash incentive payout under the MIP for the year of termination based on actual amount earned for the year, prorated based on the number of days the executive was employed during the year and paid at the time such bonuses are generally paid to employees;
- Payment of a monthly amount approximately equivalent to the then current COBRA premium applicable to such executive for up to one year;
- Accelerated vesting of all unvested stock options with extended exercise periods that vary based on whether the participant is retirement eligible (i.e., at least age 55 with at least five years of continuous service): three years if not retirement eligible and five years if retirement eligible, or in each case, if less, the remaining term;
- Accelerated prorated vesting of RSUs, based on the number of full months the executive was employed during the vesting period. If, however, the participant is retirement eligible, then full vesting for RSUs that were outstanding at least six months;
- Prorated vesting of Performance Units based on the number of full months the executive was employed during the three-year performance period, payable at the end of the three-year period at the time such payout occurs for other participants based on our achievement of the performance measures over the three-year period; and
- Outplacement services not to exceed $50,000, provided until the earlier of two years following termination of employment or until new employment is found.

### Involuntary Termination Following Change of Control

Under the Severance Plan, if a participating NEO's employment is involuntarily terminated (including, for Mr. Kreiz, a resignation for good reason) within the two-year period following a change of control, the executive will be entitled to the same severance payments and benefits as an involuntary termination, as discussed above, except that:

- Severance payments will be paid in a lump sum equal to two times for Mr. Kreiz, and 1.5 times for Messrs. Dickson and DiSilvestro, the sum of the executive's annual base salary and target MIP opportunity for the year in which the termination of employment occurs;
- The amount representing the annual cash incentive payout under the MIP will be prorated for the number of days the executive was employed during the year and based on such executive's target MIP opportunity for the year in which such termination occurs and will be paid at the time that the lump sum severance payment is paid;
- All of such executive's RSU awards will be fully accelerated;
- All of such executive's Performance Units will be fully accelerated based on the greater of the target level award opportunity or the actual performance through the most recent completed year prior to the change of control or the date of termination of employment, as applicable, payable within 60 days of such event; and
- The executive will receive a monthly payment approximately equivalent to the then current COBRA premium applicable to such executive for up to two years for Mr. Kreiz, and up to 18 months for Messrs. Dickson and DiSilvestro, following the termination date.



No tax gross-ups are provided under the Severance Plan. Participants in the Severance Plan are not entitled to be indemnified for any excise tax imposed as a result of severance or other payments deemed made in connection with a change of control. Instead, they will be required either to pay the excise tax or have such payments reduced to an amount that would not trigger the excise tax if it would be more favorable to them on an after-tax basis.

In order to be entitled to severance payments and benefits under the Severance Plan, the executive is required to execute a general release agreement with Mattel and, in certain circumstances, comply with post-employment covenants to (i) protect our confidential information, (ii) not accept employment with or provide services to a competitor, (iii) not solicit our employees, and (iv) not disparage or otherwise impair our reputation, goodwill, or commercial interests or any of our affiliated entities or their officers, directors, employees, stockholders, agents, or products.

Under the Severance Plan:

- "Cause" generally means willful neglect of significant duties or willful violation of a material policy; commission of a material act of dishonesty, fraud, misrepresentation, or other act of moral turpitude; willful act or omission in the course of employment that constitutes gross negligence; or willful failure to obey lawful direction of the Board (or the CEO other than for Mr. Kreiz); provided, in each case, unless the activity cannot be cured, written notice will be provided to the executive and the executive will be given a reasonable opportunity to cure or correct such activity;

- Solely for the purposes of Mr. Kreiz's participation in the Severance Plan, "good reason" generally means (i) any material diminution in any of his duties, authority or responsibilities as CEO; (ii) Mattel's material reduction of his base salary and target bonus opportunity, as in effect on his Severance Plan eligibility date or as the same may be increased from time to time; (iii) any other action or inaction that constitutes a breach by Mattel of his participation agreement or the plan amendment provision of the Severance Plan; (iv) any failure by Mattel to obtain the assumption and agreement to perform under the Severance Plan by a successor as contemplated by the Severance Plan, except where such assumption and agreement occurs by operation of law; or (v) any relocation of his principal office from its current location in El Segundo, California by more than 50 miles; and

- "Change of control" generally includes an acquisition by a third party of 35% or more of Mattel's outstanding stock; a change in the Board, such that the current members and their approved successors cease to be a majority; a merger or other business combination following which our pre-transaction stockholders cease to hold more than 50% of our stock, we have a new 35%-or-more stockholder, or our pre-transaction Board members do not constitute a majority of the continuing board of directors; and stockholder approval of a liquidation of Mattel.

## Executive Severance Practice

Under our current executive severance practice, if a senior executive who does not participate in the Severance Plan incurs an involuntary termination, the executive generally may receive the following benefits:

- Severance payments equal to the greater of (i) an amount calculated based on their continuous years of service, salary, and age and (ii) their annual base salary. The first half of the severance amount will be paid in installments equal to the then current bi-weekly regular rate of pay, and the remaining half will be paid (in bi-weekly installments as well) only to the extent the executive has not found employment and is still actively looking for employment;

- Continued benefits coverage for up to three months and payment of a monthly amount approximately equivalent to the then current COBRA premium applicable to such executive for up to an additional three months; and

- Outplacement services not to exceed $35,000, provided until the earlier of two years following termination of employment or until new employment is found.

No tax gross-ups are provided under our executive severance practice. Executives are not entitled to be indemnified for any excise tax imposed as a result of severance or other payments deemed made in connection with a change of control. Instead, they will be required either to pay the excise tax or have such payments reduced to an amount that would not trigger the excise tax if it would be more favorable to them on an after-tax basis.

Amounts under our executive severance practice will not exceed the amounts under the Severance Plan. In addition, in order to receive the severance amount, the executive is required to execute a general release agreement with Mattel.

 

# Equity Plan and Grant Agreements

## Stock Options and RSUs

Unless otherwise provided in an individual grant agreement or severance agreement, the Amended 2010 Plan provides for accelerated vesting of equity grants and extended option exercisability under specified terminations of employment, including a qualifying termination in connection with a change of control. "Retirement" for purposes of the Amended 2010 Plan is defined as any termination of employment other than the participant's death or termination of employment by Mattel for cause, at a time when the participant has attained at least 55 years of age and completed at least five years of continuous service with Mattel.

### Amended 2010 Plan

- Awards that have been assumed or substituted in a change of control will vest in full if the participant's employment is terminated without cause within 24 months following the change of control, and options will remain exercisable for the lesser of two years following the termination of employment or their remaining term. Awards that are not assumed or substituted in a change of control generally will vest in full upon the change of control, and outstanding RSUs generally will be settled immediately.

- In accordance with the terms of the grant agreements adopted under the Amended 2010 Plan for employees other than participants in the Severance Plan, in the event of a termination of employment due to death, permanent disability or Retirement, outstanding unvested stock options that were granted at least six months prior to the termination date receive full vesting and would remain exercisable for the lesser of five years or their remaining term. In the event of death, permanent disability or involuntary Retirement, unvested RSUs that were granted at least six months prior to the termination date will receive full vesting. The grant agreement for the participants in the Severance Plan incorporates the vesting provisions under the Severance Plan.

## Mr. Kreiz's and Mr. Totzke's Performance-Based Stock Option Grants

Under Mr. Kreiz's new-hire performance-based stock option grant, which was granted on April 30, 2018, in the event of a termination of his employment by the Company without cause or due to his death or permanent disability, the option will vest in full and will remain exercisable until the earlier to occur of (i) the third anniversary (or in the event of a termination due to death or permanent disability, the fifth anniversary) of the termination date or (ii) the remaining term of the option. Under Mr. Totzke's performance-based stock option grant, which was granted on May 31, 2018, in the event of termination of his employment by the Company without cause, the option will vest in full, and in the event of a termination due to death or permanent disability, the option will vest pro-rata based on the number of full months employed during the performance period, and will remain exercisable until the earlier to occur of (i) the second anniversary of the termination date or (ii) the remaining term of the option.

## Performance Units

In the event of a change of control, if (i) the Performance Units are assumed or substituted by the acquirer and the participant's employment is involuntarily terminated within 24 months following the change of control, or (ii) the Performance Units are not assumed or substituted by the acquirer, then the vesting of the Performance Units will be accelerated, based on the greater of the target level award opportunity or the actual performance through the most recent completed year prior to the change of control or the date of termination of employment, as applicable, payable within 60 days of such event.

Under the 2019-2021 and 2020-2022 LTIP cycles, in the event of a participant's termination due to retirement, death, or permanent disability, in each case, at least six months after the beginning of the performance period, the participant will receive prorated vesting based on the number of full months the participant was employed during the three-year performance period, payable at the end of the three-year period based on our achievement of the performance measures.

# MIP

The terms of the MIP provide that upon a change of control, each participant who is employed by Mattel immediately prior to such change of control will be paid any unpaid annual cash incentive with respect to any performance periods that concluded prior to the closing date of the change-of-control transaction. With respect to any performance period that includes the closing date, if the participant executes a waiver of the right to any duplicate cash payments under the executive severance plans (including the Severance Plan) or the Compensation Committee uses its discretion to reduce the cash payment made under the MIP by the amount paid under the executive severance plans (including the Severance Plan), such participant shall be paid an amount equal to the greater of (i) the amount that such participant would have received under the MIP with respect to the performance period as if the target-



level performance goals had been achieved, prorated based on the number of months that elapsed from the start of the performance period to the closing date (the "Adjusted Performance period"), or (ii) if determinable, the amount that such participant would have received under the MIP with respect to the Adjusted Performance period, measuring for such purposes, the actual achievement of the performance objectives for the Adjusted Performance period as of the closing date. Any such amounts must be paid within 30 days following the closing date.

## Euteneuer Separation Agreement

We entered into an offer letter with Mr. Euteneuer in connection with his appointment as our CFO in September 2017 that, among other things, provided for his participation in the Severance Plan as modified by the terms of his participation letter agreement. In connection with Mr. Euteneuer's separation from service in August 2020, we entered into a separation agreement with Mr. Euteneuer providing that Mr. Euteneuer's separation from service constituted a "Covered Termination" under the Severance Plan and his participation letter agreement. In connection with such a termination, Mr. Euteneuer therefore became entitled to receive the following payments and benefits: (i) severance (to be paid in equal bi-weekly installments) equal to the sum of his base salary and target MIP opportunity for 2020 and, in the event he has not found employment on the first anniversary of his termination date, additional payments totaling 0.75 times the sum of his annual base salary and target MIP opportunity; (ii) an amount representing an annual incentive payout under the MIP based on actual performance, prorated based on the number of days that he was employed during 2020; (iii) payment of a monthly amount equivalent to his then current COBRA premium for up to one year; (iv) accelerated vesting of all unvested stock options and extended exercise periods of up to three years following the termination date; (v) accelerated prorated vesting of all unvested RSUs, based on the number of full months that he was employed during the vesting period; and (vi) outplacement services for up to two years not to exceed $50,000. These payments and benefits were conditioned on Mr. Euteneuer's execution of a general release agreement with the Company and compliance with post-employment covenants to (i) protect the Company's confidential information; (ii) not accept employment with or provide services to a competitor or solicit the Company's employees for one year after the termination date; and (iii) not disparage or otherwise impair the Company's reputation or goodwill or the commercial interests of the Company or any of the Company's affiliated entities or its officers, directors, employees, stockholders, agents or products.

# Estimated Potential Payments

The table below sets forth the estimated current value of payments and benefits to each of our NEOs (other than Mr. Euteneuer) upon a change of control, involuntary termination, involuntary termination following a change of control ("COC Termination"), retirement, death or permanent disability, assuming that such event occurred on December 31, 2020, when our closing stock price was $17.45. For Mr. Euteneuer, the table below sets forth the severance payments and benefits payable under the Severance Plan and his participation letter agreement in connection with his "Covered Termination" in August 2020.

For all our NEOs, the amounts shown do not include: (i) benefits earned during the term of our NEOs' employment that are available to all benefit-eligible salaried employees, and (ii) benefits previously accrued under the DCP and 401(k) Plan. For information on amounts payable under the DCP, see the "2020 Nonqualified Deferred Compensation" table. The actual amounts of payments and benefits that would be provided can only be determined at the time of the NEO's termination of employment.

| Name and Trigger | Severance: Multiple of Salary and Bonus[1] ($) | Current Year Bonus[2] ($) | Value of Performance Units[3] ($) | Valuation of Equity Vesting Acceleration[4] ($) | Value of Other Benefits[5] ($) | Total Value ($) |
|---|---|---|---|---|---|---|
| **Ynon Kreiz** | | | | | | |
| Change of Control | — | 4,500,000 | — | — | — | 4,500,000 |
| Involuntary Termination | 7,500,000 | 4,500,000 | 19,929,750 | 7,904,699 | 78,530 | 39,912,979 |
| COC Termination | 7,500,000 | 4,500,000 | 36,502,958 | 8,348,174 | 107,061 | 56,958,192 |
| Retirement | — | — | — | — | — | — |
| Death | — | — | 19,929,750 | 5,028,708 | — | 24,958,458 |
| Permanent Disability | — | — | 19,929,750 | 5,028,708 | — | 24,958,458 |

 

| Name and Trigger | Severance: Multiple of Salary and Bonus[1] ($) | Current Year Bonus[2] ($) | Value of Performance Units[3] ($) | Valuation of Equity Vesting Acceleration[4] ($) | Value of Other Benefits[5] ($) | Total Value ($) |
|---|---|---|---|---|---|---|
| **Richard Dickson** | | | | | | |
| Change of Control | — | 2,000,000 | — | — | — | 2,000,000 |
| Involuntary Termination | 3,000,000 | 2,000,000 | 7,385,015 | 2,882,039 | 78,530 | 15,345,584 |
| COC Termination | 3,000,000 | 2,000,000 | 12,591,257 | 5,407,909 | 92,796 | 23,091,961 |
| Retirement | — | — | — | — | — | — |
| Death | — | — | 7,385,015 | 2,076,774 | — | 9,461,788 |
| Permanent Disability | — | — | 7,385,015 | 2,076,774 | — | 9,461,788 |
| **Anthony DiSilvestro** | | | | | | |
| Change of Control | — | 1,530,000 | — | — | — | 1,530,000 |
| Involuntary Termination | 2,700,000 | 1,530,000 | 911,256 | 1,194,582 | 69,123 | 6,404,961 |
| COC Termination | 2,700,000 | 1,530,000 | 2,733,772 | 1,984,073 | 78,684 | 9,026,528 |
| Retirement | — | — | — | — | — | — |
| Death | — | — | 911,256 | 1,984,073 | — | 2,895,329 |
| Permanent Disability | — | — | 911,256 | 1,984,073 | — | 2,895,329 |
| **Steve Totzke** | | | | | | |
| Change of Control | — | 1,280,000 | — | — | — | 1,280,000 |
| Involuntary Termination | 1,168,327 | — | — | 434,684 | 49,112 | 1,652,122 |
| COC Termination | 1,168,327 | 1,280,000 | 3,536,561 | 2,045,751 | 49,112 | 8,079,750 |
| Retirement | — | — | — | — | — | — |
| Death | — | — | 1,887,863 | 875,006 | — | 2,762,869 |
| Permanent Disability | — | — | 1,887,863 | 875,006 | — | 2,762,869 |
| **Roberto Isaias** | | | | | | |
| Change of Control | — | 747,500 | — | — | — | 747,500 |
| Involuntary Termination | 686,152 | — | — | — | 39,750 | 725,902 |
| COC Termination | 686,152 | 747,500 | 2,496,265 | 1,497,011 | 39,750 | 5,466,678 |
| Retirement | — | — | — | — | — | — |
| Death | — | — | 1,281,476 | 696,081 | — | 1,977,557 |
| Permanent Disability | — | — | 1,281,476 | 696,081 | — | 1,977,557 |
| **Joseph Euteneuer** | | | | | | |
| Involuntary Termination[6] | 3,150,000 | 932,229 | 1,848,576 | 605,177 | 57,582 | 6,593,565 |

[1] For these purposes, the representative bonus portion of the severance payment for Messrs. Kreiz, Dickson, and DiSilvestro is determined in accordance with the Severance Plan as the target MIP opportunity for 2020, the year in which the termination of employment occurs. For Messrs. Totzke and Isaias, there is no representative bonus amount in the calculation of their respective severance payments pursuant to our current executive severance practice, and the amount only reflects their respective calculation based on their continuous years of service, salary, and age. The involuntary termination severance amounts for Messrs. Dickson and DiSilvestro assume they have not found employment, and are continuing to look for employment, on the first anniversary of the termination date and through the time of the last severance payment, and for Messrs. Totzke and Isaias, assume they have not found employment, and are continuing to look for employment, at the time the first half of the severance payments have been paid and through the time of the last severance payment.

[2] The Severance Plan provides that upon an involuntary termination (not within two years following a change of control), executives will receive an amount representing a prorated (based on days employed) annual cash incentive under the MIP that the executive would have received had the executive remained employed through the MIP annual cash incentive payment date, based on actual performance. Thus, the table shows the actual payouts under the 2020 MIP in the event of an involuntary termination based on actual 2020 financial and individual performance results. Under the terms of the MIP, Messrs. Totzke and Isaias, who are not participants in the Severance Plan, would not be entitled to a MIP payment upon an involuntary termination (not within two years following a change of control), as the deemed termination occurred before the 2020 MIP payout in 2021.



Upon a COC Termination, the Severance Plan provides that a prorated amount is paid based on the executive's current target MIP opportunity. However, under the terms of the MIP, upon a change of control, the greater of the actual MIP amounts earned or target MIP is paid if the individual is employed by Mattel immediately prior to the change of control. On December 31, 2020, actual MIP amounts are greater and would be paid (with no duplication under the Severance Plan), and therefore the amounts shown upon a COC Termination reflect actual MIP amounts earned for the year ended December 31, 2020. The executive severance practice does not provide for bonus payments in connection with an involuntary termination or a change of control. Thus, in the case of Messrs. Totzke and Isaias, the amounts assume that such individuals were employed as of immediately prior to the change of control thereby entitling them to receive a payment under the MIP as described herein.

Pursuant to the terms of the MIP, a participant may only be eligible for payment of a bonus if he or she is an active employee of Mattel on the date of payment; therefore, generally, a participant has not "earned" the MIP annual cash incentive as of December 31, 2020 if the participant leaves the Company on such date and thus there would be no payments under the 2020 MIP due in the event of death, retirement or permanent disability on December 31, 2020.

(3) We assume that in the event of a change of control, the Performance Units are assumed or substantially similar new rights are substituted therefor by the acquirer. If such Performance Units are not assumed or substantially similar new rights are not substituted in a change of control, and the executive experiences a COC Termination, the vesting of Performance Units will be accelerated, based on the greater of target-level award opportunity or the actual performance through the most recent completed year prior to the date of change of control. We have shown actual performance of 114% of target for the 2018-2020 LTIP Performance Units since target performance was exceeded. Since actual performance is trending above target for each of the 2019-2021 LTIP and the 2020-2022 LTIP, we have also shown performance of 148% (in the case of the 2019-2021 LTIP Performance Units, based on 2019-2020 actual and 2021 target) and 178% (in the case of the 2020-2022 LTIP Performance Units, based on 2020 actual and 2021-2022 target).

In the event of retirement, involuntary termination (for the Severance Plan), death or permanent disability, we have also shown the values earned under the 2018-2020 LTIP and the values based on performance of 148% in the case of the 2019-2021 LTIP Performance Units and 178% in the case of the 2020-2022 LTIP Performance Units. In accordance with the terms of the LTIP cycles and the Severance Plan, the prorated amount that each NEO would receive would be based on the number of full months employed during the 36-month performance period. Thus, the prorated amount would generally be two-thirds for the 2019-2021 LTIP and one-third for the 2020-2021 LTIP. Amounts shown are valued based on our closing stock price of $17.45 on December 31, 2020.

For a discussion of the achievement of Adjusted Free Cash Flow and relative TSR with respect to the 2018-2020 LTIP, see the "Compensation Discussion and Analysis – Elements of Compensation – Equity-Based Long-Term Incentives" section of this Proxy Statement.

(4) Stock Options – We assume that in the event of a change of control only, the outstanding options are assumed or substantially similar new rights are substituted therefor by the acquirer. If such options are not assumed or substantially similar new rights are not substituted for the outstanding awards, then the vesting of such options will be fully accelerated. For all other scenarios, amounts shown include the value of option acceleration due to retirement or involuntary termination (or in the case of Mr. Kreiz's new-hire performance-based option grant, death or permanent disability). Amounts shown assume that all stock options would be exercised immediately upon termination of employment. Stock option values represent the excess of the assumed value of the option shares or the change of control price, as applicable, for which vesting is accelerated over the exercise price for those option shares, using our closing stock price of $17.45 on December 31, 2020. Certain accelerated stock options were underwater as of December 31, 2020 and thus no value is attributed to the acceleration of such stock options. If the stock options were not immediately exercised, the value realized by the executives could differ from that disclosed. However, this value is not readily ascertainable since it depends upon a number of unknown factors, such as the date of exercise and the value of the underlying Mattel common stock on that date.

RSUs – In the event of a termination of employment due to death or permanent disability, unvested RSUs that were granted at least six months prior to the termination date will fully vest. For participants in the Severance Plan, in the event of an involuntary termination, unvested RSUs vest pro-rata (based on the number of full months of employment during the vesting period).

We assume that in the event of a change of control only, the outstanding RSUs under the Amended 2010 Plan are assumed or substantially similar new rights are substituted therefor by the acquirer. If such RSUs are not assumed or substantially similar new rights are not substituted for the outstanding awards, then the vesting of such RSUs will be fully accelerated. The amount shown in the table includes the value of the RSUs for which vesting would have been accelerated under all applicable scenarios (other than a change of control only), based on our closing stock price of $17.45 on December 31, 2020.

(5) Other benefits include: (i) up to two years of outplacement services up to an aggregate maximum cost of $50,000 each for Messrs. Kreiz, Dickson, and DiSilvestro and $35,000 for Messrs. Totzke and Isaias, (ii) payment of a monthly amount equivalent based on the then current COBRA premium for up to one year in an involuntary termination and up to two years in a COC Termination for Mr. Kreiz, up to one year in an involuntary termination and up to 18 months in a COC Termination for Mr. Dickson, up to one year in an involuntary termination and up to 21 months in a COC Termination for Mr. DiSilvestro, and up to three months for Messrs. Totzke and Isaias following three months of continued benefits coverage. In the event that the executive obtains new employment, the other benefits described above will terminate; however, amounts shown represent the maximum period of continuation.

(6) The amounts set forth for Mr. Euteneuer represent the amounts that he is actually entitled to receive in connection with his separation from service on August 10, 2020, under the Severance Plan (as modified by his participation letter agreement) and his grant agreements. The severance amount assumes Mr. Euteneuer has not found employment, and is continuing to look for employment, on the first anniversary of the termination date and through the time of the last severance payment. The amount in the "Value of Performance Units" column reflects the prorated vesting of Mr. Euteneuer's 2018-2020 and 2019-2021 Performance Units based on the number of full months during the three-year performance period through his separation date. See footnote (3) for the assumptions regarding the LTIP values shown for Mr. Euteneuer, provided that the amounts in the "Value of Performance Units" and "Valuation of Equity Vesting Acceleration" columns are based on our closing stock price of $11.66 on his separation date. For outstanding stock options, the actual amount realized by Mr. Euteneuer depends on the exercise date and the value of Mattel's common stock on such date. The amount in the "Value of Other Benefits" column represents (i) $30,800 paid in outplacement services and (ii) payment of a monthly amount equivalent based on the then current COBRA premium for up to one year.

 

# Pay Ratio of CEO to Median Employee

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of the SEC's Regulation S-K, we are providing information about the relationship of the annual total compensation of our median employee and the annual total compensation of Mr. Kreiz, our CEO. The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of the SEC's Regulation S-K.

Due to a change in our employee population in 2020 that would result in a significant change to the pay ratio disclosure, we re-established our median employee for 2020. We continued to employ December 31 as the date for determining the employees to be considered in computing the pay ratio and employed 2020 as the measurement period. We continued to use "base pay" as our consistently applied compensation measure, which was determined as base salary or base hourly wage multiplied by regularly scheduled hours, or, in the case of temporary employees, estimated hours. No cost-of-living adjustments were made. Based on our consistently applied compensation measure, a large number of our employees were at the median compensation level. The median employee would typically be determined using a statistical sampling of this group. However, for 2020, the selected median employee based on this approach resulted in an employee with anomalous compensation, and thus we substituted another employee with substantially similar compensation to the originally identified median employee as the median employee for 2020. "Total Annual Compensation" of our CEO and median employee for purposes of the pay ratio was based on compensation reportable in the Summary Compensation Table, according to applicable rules, instructions, and interpretations.

As of December 31, 2020, we had approximately 32,100 worldwide employees (including temporary and seasonal employees) and a significant global manufacturing labor workforce of approximately 22,800 employees (71% of our total workforce), with approximately 27,600 employees (86% of our total workforce) located outside the U.S., a majority of whom are employed in our manufacturing plants. Market levels of pay and wage rates are dramatically lower for foreign countries in which Mattel has manufacturing facilities. The Total Annual Compensation of our global median employee, determined in accordance with Item 402(u) of the SEC's Regulation S-K, was $6,052, which was less than 11% of the median wage of our U.S. employees. The global median employee worked in our manufacturing facility in Indonesia.

The 2020 Total Annual Compensation of our CEO was $15,623,432, as reported in the Summary Compensation Table, which resulted in a pay ratio of 2,582:1 when compared to the 2020 Total Annual Compensation for our global median employee of $6,052.

We believe that there are a number of reasons why our pay ratio is not comparable to that of other companies, including that other companies may have a median employee that works in the U.S., may outsource manufacturing, may have different types of workforces, may operate in different countries, or may utilize different compensation practices. Further, in calculating their own pay ratios, other companies may utilize methodologies, exclusions, estimates, and assumptions that substantially differ from Mattel's calculation methodology.



# Report of the Compensation Committee

The Compensation Committee reviewed and discussed Mattel's Compensation Discussion and Analysis with Mattel's management. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into Mattel's Annual Report on Form 10-K for the fiscal year ended December 31, 2020.

**COMPENSATION COMMITTEE**

**Michael Dolan** (Chair)
**R. Todd Bradley**
**Dr. Judy Olian**

March 23, 2021




**Proposal**

**4**

# Approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan

✓ **The Board recommends that stockholders vote FOR the approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan.**

The share reserve under the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan (as amended, the "2010 Plan") has been significantly depleted. If our stockholders do not approve an increase in the share reserve under the 2010 Plan, we may not have sufficient shares to cover our annual equity award grants scheduled to be made in August 2021, and we will lose access to an important compensation tool that is key to our ability to attract, motivate, reward, and retain our key employees and directors.

Consequently, on March 24, 2021, upon the recommendation of our Compensation Committee, our Board adopted the Fifth Amendment (the "Amendment") to the 2010 Plan, subject to stockholder approval. The 2010 Plan, as amended by the Amendment, is hereinafter referred to as the "Amended Plan."

The Amendment makes the following key changes to the 2010 Plan (along with certain other clarifying changes):

• Increase to the maximum number of shares that may be issued pursuant to the 2010 Plan by 5.7 million shares; and

• Revise the full-value share debiting rate (as described below) from 2.35:1 to 1.9:1 for awards granted after March 1, 2021.

If stockholders do not approve this Proposal 4, the Amendment will not become effective, the proposed additional shares will not become available for issuance under the 2010 Plan, and the 2010 Plan will continue as in effect prior to the Amendment, subject to previously authorized share limits.

A copy of the Amendment is attached as Appendix A to this Proxy Statement, and a conformed copy of the 2010 Plan, as amended by the Amendment, is attached as Appendix B to this Proxy Statement. Other than the limited amendments described herein, we are not making other changes to the 2010 Plan.

# Background and Purpose of the Amended Plan

The Compensation Committee and the Board are asking Mattel's stockholders to approve the Amendment because the Compensation Committee and the Board believe that it is in the best interest of Mattel and its stockholders to provide, through the Amended Plan, a comprehensive equity and long-term compensation program designed to enable Mattel to attract, retain, and reward employees, non-employee directors, and other persons providing services to the Company. The Compensation Committee and the Board also believe that long-term equity compensation is essential to link executive compensation with long-term stockholder value creation. Equity compensation represents a significant portion of the compensation package for our key employees. Since our equity awards generally vest over several years, the value ultimately realized from these awards depends on the long-term value of our common stock. We strongly believe that granting equity awards motivates employees to think and act like owners, rewarding them when value is created for stockholders.

The Amended Plan provides for a broad range of awards to enable Mattel to respond to market trends and to structure incentives to align to its business goals. In particular, the Amended Plan authorizes the grant of stock options, stock appreciation rights ("SARs"), restricted stock, RSUs, dividend equivalents, unrestricted stock, and performance awards (in the form of equity or cash).

The Amended Plan also includes several provisions that we believe are key compensation and governance best practices, including the following:

- **Minimum vesting requirement.** No awards granted under the Amended Plan may vest until the first anniversary of the applicable grant date (subject to limited exceptions).

- **Aggregate non-employee director compensation limits.** Under the Amended Plan, the sum of the aggregate grant date fair value of all equity-based grants and any cash fees paid to a single non-employee director, for services as a non-employee director, in a calendar year may not exceed $750,000.

- **Payment of dividends and dividend equivalents only if underlying awards vest.** Under the Amended Plan, neither dividends nor dividend equivalents may be paid with respect to unvested awards unless and until the underlying award subsequently vests.

- **No discretion to accelerate vesting of awards upon a change of control.** The Amended Plan prohibits discretionary acceleration of vesting in connection with a change of control.

- **Limitation on vesting of performance-vesting awards in connection with a change of control.** If performance-vesting awards granted on or after the date of our 2018 annual meeting of stockholders are not replaced with a qualifying replacement award in connection with a change of control, the Amended Plan provides that such awards will vest based on the greater of (a) actual performance as of the change of control or (b) prorated target performance based on a shortened performance period as of the change of control.

- **No replacement or repricing of awards without stockholder approval.** Under the Amended Plan, awards may not be replaced, repriced, or re-granted through cancellation or modification without stockholder approval in relation to a change of control or otherwise.

# Current Overview of Outstanding Equity Information

The 2010 Plan is the only active equity plan under which equity awards may be granted by Mattel. The table below sets forth awards that have been granted under the 2010 Plan and the Mattel, Inc. 2005 Equity Compensation Plan (the "2005 Plan").

The Amended Plan authorizes an additional 5.7 million shares for issuance of equity awards under the Amended Plan (representing 1.6% of the outstanding shares of Mattel common stock as of March 1, 2021). In setting and recommending to stockholders the number of additional shares to authorize under the Amended Plan pursuant to the Amendment, the Compensation Committee and the Board considered the historical number of equity awards granted under the 2010 Plan, as well as the Company's three-year average burn rate for the preceding three fiscal years as follows:

| Year | Stock Options Granted (A) | Full-Value Awards Granted (RSUs) (B) | Performance Units & Performance-Based Stock Options Earned (C)* | Total (A)+(B)+(C) | Basic Weighted Average Common Shares Outstanding | Burn Rate |
|---|---|---|---|---|---|---|
| **2020** | 2,241,000 | 2,548,000 | 883,900 | 5,672,900 | 347,463,000 | 1.63% |
| **2019** | 2,342,000 | 1,687,000 | 95,220 | 4,124,220 | 346,127,000 | 1.19% |
| **2018\*\*** | 2,085,399 | 3,345,000 | 0 | 5,430,399 | 345,012,000 | 1.57% |
| **Three-Year Average** | | | | | | 1.46% |

\*   There were no performance stock options earned during 2018, 2019, or 2020.

\*\*  2018 stock options granted exclude 1,068,376 performance-based stock options granted to the CEO and 225,225 performance-based stock options granted to Mr. Totzke. These stock options will vest only if the Company's relative TSR is at or above the 65th percentile of the companies in the S&P 500 Index over three-year periods ending on April 26, 2021 and May 31, 2021, respectively.

Mattel's average burn rate for the preceding three fiscal years as set forth in the table above was 1.46%. The burn rate is the ratio of the number of shares underlying awards granted under the 2010 Plan during a fiscal year (or, with respect to Performance Units and performance-based stock options, earned under the 2010 Plan during a fiscal year) to the number of Mattel's basic weighted average common shares outstanding during the corresponding fiscal year.

 

Set forth below is the number of shares available for issuance pursuant to outstanding and future equity awards under the 2010 Plan, as of March 1, 2021:

| Plan Name | Shares Subject to Outstanding Stock Options[1] | Shares Subject to Outstanding Full-Value Awards (RSUs and Performance Units)[2] | Shares Remaining Available for Future Grant |
|---|---|---|---|
| 2010 Plan | 21,339,450 | 6,565,906 | 23,025,867[3] |

[1] As of March 1, 2021, the 21,339,450 total stock options outstanding had a weighted average exercise price of $21.99 and a weighted average remaining term of 4.94 years.

[2] Includes 2,610,702 outstanding Performance Units as of March 1, 2021, assuming achievement of performance-related conditions at target and no TSR adjustment for the three-year performance periods under the 2019-2021 LTIP and 2020-2022 LTIP. The Performance Units under the 2018-2020 LTIP were earned as of December 31, 2020 and settled and paid in shares in February 2021 and thus are excluded from the table.

[3] Reflects the number of shares available for option awards and full-value awards. Any full-value awards granted would reduce this number by the applicable fungible ratio. Assumes the issuance of the maximum number of shares that may be earned based on maximum achievement of performance-related conditions and the maximum TSR adjustment for the three-year performance periods under the 2019-2021 LTIP and the 2020-2022 LTIP.

The aggregate shares shown in the table above represent a fully-diluted overhang of approximately 12.7% based on Mattel common shares outstanding as of March 1, 2021. If the Amendment is approved, the additional 5.7 million shares available for issuance would increase the overhang to approximately 14.0%. Mattel calculates the fully diluted "overhang" as the total of (a) shares underlying outstanding awards plus shares available for issuance under future equity awards, divided by (b) the total number of shares outstanding, shares underlying outstanding awards, and shares available for issuance under future equity awards.

When considering the number of additional shares to add to the 2010 Plan, the Compensation Committee and the Board reviewed, among other things, the potential dilution to Mattel's current stockholders as measured by burn rate and overhang, projected future share usage, and projected future forfeitures. The projected future usage of shares for long-term incentive awards under the 2010 Plan was reviewed under scenarios based on a variety of assumptions. Depending on assumptions, the 5.7 million shares to be added to the 2010 Plan pursuant to the Amendment, in combination with the remaining authorized shares and shares added back to the 2010 Plan from forfeitures of awards granted under the 2010 Plan, are projected to satisfy Mattel's equity compensation needs for two years. In light of the factors considered by the Board and Compensation Committee, the Board and Compensation Committee believe that this number of shares represents reasonable potential equity dilution and provides a significant incentive for officers, employees, and non-employee directors to increase the value of the Company for all stockholders. The Compensation Committee is committed to effectively managing the number of shares reserved for issuance under the Amended Plan while minimizing stockholder dilution.

In light of the factors described above, and the fact that our ability to continue to grant equity and equity-based compensation is vital to our ability to continue to attract and retain key personnel in the labor markets in which we compete, the Board has determined that the size of the share reserve under the Amended Plan is reasonable and appropriate at this time.

# Summary of the Amended Plan

The material terms of the Amended Plan are summarized below and qualified in their entirety by reference to the Amendment attached as Appendix A to this Proxy Statement, and the conformed copy of the 2010 Plan, as amended by the Amendment, attached as Appendix B to this Proxy Statement. Other than the limited amendments described herein and set forth in the Amendment, we are not making other changes to the 2010 Plan.

**Persons Eligible for Grants**. The Amended Plan permits the Compensation Committee to make grants to employees, non-employee directors and consultants of Mattel. As of March 1, 2021, we had approximately 32,100 worldwide employees and nine non-employee directors. Under our current equity compensation program, eligibility for awards is generally limited to employees at the level of director and above and non-employee directors (522 employees, seven executive officers and nine non-employee directors as of March 1, 2021). Consultants do not receive awards pursuant to our current equity compensation program. Recipients of grants are referred to in this Proposal as participants.

**Shares Available under the Amended Plan**. Without giving effect to the Amendment, the maximum number of shares of our common stock for which grants may be made under the 2010 Plan is equal to the sum of (x) 114.5 million shares, (y) the number of shares which as of the date of the 2010 annual stockholder meeting (the "Effective Date") remained available for issuance under the 2005 Plan, and (z) any shares subject to awards outstanding under the 2005 Plan as of the Effective Date that were or are thereafter forfeited or otherwise terminate or expire for any reason without the issuance of shares, all of which may be granted as incentive stock options pursuant to Section 422 of the Internal Revenue Code. As of March 1, 2021, there were no awards outstanding under the 2005 Plan.

As of March 1, 2021, there were approximately 23,025,867 shares available for grant under the 2010 Plan.

If our stockholders approve the Amendment, the maximum number of shares of our common stock which may be issued under the Amended Plan will be increased by 5.7 million shares and thus equal to the sum of (x) 120.2 million shares and (y) the number of shares which as of the Effective Date remained available for issuance under the 2005 Plan, all of which may be granted as incentive stock options pursuant to Section 422 of the Internal Revenue Code.

For purposes of calculating the shares that remain available for grants under the Amended Plan, each stock option or SAR will be treated as using one available share for each share actually subject to the grant, and each other type of grant (referred to in this Proposal as "full-value grants") will be treated as using more than one available share for each share actually subject to the grant. This higher debiting rate for full-value grants is referred to in this Proposal as the "full-value share debiting rate." Without giving effect to the Amendment, the full-value share debiting rate under the 2010 Plan is three-to-one (3.0:1) for awards granted prior to March 1, 2019, two and seven-tenths-to-one (2.7:1) for awards granted on or after March 1, 2019 but on or prior to March 1, 2020, and two and thirty-five-hundredths-to-one (2.35:1) for awards granted after March 1, 2020. The Amendment amends the 2010 Plan to provide for a full-value share debiting rate of (i) three-to-one (3.0:1) for awards granted prior to March 1, 2019, (ii) two and seven-tenths-to-one (2.7:1) for awards granted on or after March 1, 2019 but on or prior to March 1, 2020, (iii) two and thirty-five-hundredths-to-one (2.35:1) for awards granted after March 1, 2020 but on or prior to March 1, 2021, and (iv) one and ninety-hundredths-to-one (1.9:1) for awards granted after March 1, 2021. These different debiting rates for full-value grants and stock options and SARs are designed to reflect the possibility that full-value grants may be more dilutive than stock options and SARs. Having a higher debiting rate for full-value grants is intended to protect Mattel's existing stockholders from the possibly greater dilutive effect of full-value grants.

If a stock option or SAR expires without having been exercised, or is settled for cash in lieu of shares, the shares subject to the grant will be added back to the number of shares remaining available for future grants under the Amended Plan. Under the Amended Plan, if a full-value grant is forfeited or otherwise terminates without the issuance of shares or is settled for cash in lieu of shares, the number of shares remaining available for future grants under the Amended Plan will be increased by the number of shares not issued as a result, multiplied by the full-value debiting rate that was actually used for such full-value award to reduce the number of shares available under the Amended Plan. Shares tendered by a participant or withheld by Mattel in payment of the grant price or to satisfy any tax withholding obligation of an option or other grant and shares purchased on the open market with the cash proceeds from the exercise of options will count against the number of shares available under the Amended Plan and will not be added back to the number of shares remaining available for future grants under the Amended Plan. Further, in the event that a SAR may be settled in shares, the number of shares deemed subject to the grant shall be the number of shares with respect to which such SAR may be exercised and not the number of shares that may be distributed in settlement of such exercise.

 

The maximum number of shares of Mattel common stock as to which grants may be made to a single participant in a single calendar year is 5,000,000 shares and the maximum aggregate amount of cash that may be paid in cash with respect to one or more cash-based grants to a single participant in a single calendar year is $20,000,000. The Amended Plan further provides that the sum of the aggregate grant date fair value of equity-based grants and the amount of any cash-based awards or other cash fees that may be granted or paid to a single non-employee director as compensation for such non-employee director's services as a non-employee director of the Company in a single calendar year may not exceed $750,000.

The Amended Plan provides that in the event of a stock dividend, declaration of an extraordinary cash dividend, stock split, reverse stock split, share combination, recapitalization (or any similar event affecting the capital structure of Mattel), merger, consolidation, acquisition of property or shares, separation, spinoff, reorganization, stock rights offering, liquidation, or disaffiliation of a subsidiary, affiliate, or division (or any similar event affecting Mattel), the Compensation Committee or the Board will make substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of common stock or other securities reserved for grants under the Amended Plan, (ii) the limitations described above, (iii) the number and kind of shares or other securities subject to outstanding grants, and (iv) the exercise price of outstanding options and SARs.

The Amended Plan also provides that if a grant is made pursuant to the conversion, replacement, or adjustment of outstanding equity awards in connection with any acquisition, merger, or other business combination or similar transaction involving Mattel (this kind of grant is referred to in this Proposal as a "Substitute Grant"), then the number of shares available under the Amended Plan will not be reduced as a result, to the extent the Substitute Grant is permitted without stockholder approval by the listing standards of the Nasdaq Stock Market.

**Administration of the Amended Plan**. The Amended Plan is administered by the Compensation Committee, or such other committee of members of the Board as the Board may designate from time to time. The Compensation Committee is required to have at least three members, and all of its members must qualify as "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code ("Section 162(m)"), and must meet the independence requirements of the listing standards of the Nasdaq Stock Market. The Compensation Committee may include all members of the Board, if they all meet the foregoing requirements.

The Compensation Committee is authorized to construe and interpret the Amended Plan, the rules and regulations under the Amended Plan, and all grants under the Amended Plan; to adopt, amend, and rescind rules and procedures relating to the administration of the Amended Plan as, in its opinion, may be advisable in the administration of the Amended Plan; and, except as provided in the Amended Plan, to make all other determinations deemed necessary or advisable under the Amended Plan. The Compensation Committee may, except to the extent prohibited by applicable law or the listing standards of the Nasdaq Stock Market, allocate all or any portion of its responsibilities and powers to any one or more of its members or to any other person or persons selected by it, including without limitation Mattel's Chief Executive Officer. However, the Compensation Committee's ability to delegate its authority is limited in certain respects pursuant to the Amended Plan, including that the Compensation Committee may not make any delegation of its authority to grant awards to Mattel's directors and executive officers, except to the extent permitted by Rule 16b-3.

**Types of Awards**. The Amended Plan authorizes the Compensation Committee to grant stock options, SARs, restricted stock, RSUs, dividend equivalents, and unrestricted stock, in each case based on Mattel common stock. The Amended Plan also authorizes the Compensation Committee to grant performance awards payable in the form of Mattel common stock or cash.

Stock Options. The Compensation Committee may grant stock options qualifying as incentive stock options under the Internal Revenue Code ("ISOs") and non-qualified stock options. The term of each stock option will be fixed by the Compensation Committee, but may not exceed ten years, or in the case of a ten percent stockholder, five years. The exercise price for each stock option will also be fixed by the Compensation Committee, but (except in the case of Substitute Grants) may not be less than the fair market value of Mattel common stock on the date of grant. ISOs may only be granted to employees of Mattel and corporations connected to it by chains of ownership of voting power representing fifty percent or more of the total outstanding voting power of all classes of stock of the lower-tier entity. Stock options will vest and become exercisable as determined by the Compensation Committee. Participants who hold stock options are not entitled to dividends or dividend equivalents.

Stock Appreciation Rights (SARs). The exercise price of a SAR may be paid in cash, in shares of Mattel common stock, or a combination, as determined by the Compensation Committee. SARs may be granted under the Amended Plan either with a stock option ("tandem SARs") or separately ("free-standing SARs"). Participants who hold SARs are not entitled to dividends or dividend equivalents.

Tandem SARs may be granted at the time the related stock option is granted or, in the case of a non-qualified stock option, after the grant. Tandem SARs must vest and be exercisable, and terminate, at the same time as the related stock option. The exercise of a tandem SAR will result in the termination of the related stock option to the same extent, and vice versa.

The term of each free-standing SAR will be fixed by the Compensation Committee, but may not exceed ten years. The exercise price of each free-standing SAR will also be fixed by the Compensation Committee, but (except in the case of Substitute Grants) may not be less than the fair market value of Mattel common stock on the date of grant. Free-standing SARs will vest and become exercisable as determined by the Compensation Committee.

Restricted Stock. The Compensation Committee may also award restricted stock, which consists of shares of Mattel common stock subject to such vesting requirements as the Compensation Committee may determine. These requirements may include continued services for a specified period and/or achievement of specified performance goals. The participant will not be permitted to dispose of restricted stock until it vests, but will be entitled to vote the shares. Under the Amended Plan, dividends may only be paid to the participant in respect of unvested shares of restricted stock (and any other awards with respect to which dividends may be earned under the Amended Plan) to the extent that the underlying award (or applicable portion thereof) vests.

Restricted Stock Units (RSUs). The Compensation Committee may also award RSUs representing a specified number of hypothetical shares of Mattel common stock, the vesting of which is subject to such requirements as the Compensation Committee may determine. These requirements may include continued services for a specified period and/or achievement of specified performance goals. Upon or after vesting, RSUs will be settled in cash or shares of Mattel common stock or a combination, as determined by the Compensation Committee. A participant to whom RSUs are granted will not have any rights as a stockholder with respect to the units, unless and until they are settled in shares of Mattel common stock.

Dividend Equivalents. The Compensation Committee may include dividend equivalents on shares of Mattel common stock that are subject to full-value grants (such as RSUs) but dividend equivalents may not be granted or paid with respect to shares that are subject to options or SARs. The Compensation Committee may make separate grants of dividend equivalents with respect to a specified number of hypothetical shares. A dividend equivalent means a right to receive payments, in cash or shares of Mattel common stock, representing the dividends and other distributions with respect to a specified number of hypothetical shares of Mattel common stock, as and when such other dividends and other distributions are actually made to holders of Mattel common stock. The Compensation Committee may specify such other terms as it deems appropriate for dividend equivalents, including when and under what conditions the dividend equivalents will be paid and whether any interest accrues on any unpaid dividend equivalents. Under the Amended Plan, dividend equivalents with respect to grants (or any portion thereof) that are unvested may only be paid to the participant to the extent that the grant (or portion thereof) vests, and any dividend equivalents with respect to any portion of a grant that does not vest will be forfeited.

Performance Awards. Performance awards may also be granted pursuant to the Amended Plan. Performance awards are payable upon the attainment of pre-established performance goals and criteria established by the Compensation Committee. Performance awards may be paid in cash, shares of Mattel common stock or a combination of cash and shares, as determined by the Compensation Committee.

The terms of the Amended Plan provide the Compensation Committee with the authority to specify whether performance awards are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m) which, prior to the enactment of the Tax Cuts and Jobs Act, was an exception to the limitation under Section 162(m) on the tax deductibility of annual compensation paid to certain executives. However, as discussed below under the heading "Certain Material U.S. Federal Income Tax Consequences – Section 162(m) of the Internal Revenue Code," effective for tax years commencing after December 31, 2017, our ability to rely on this exception for new grants was eliminated, and the limitation on deductibility generally was expanded to include all named executive officers. As a result, under current tax law, the Compensation Committee no longer expects to grant performance awards that are intended to constitute "qualified performance-based compensation" within the meaning of Section 162(m).

Grants to Non-Employee Directors. The Amended Plan provides that on the date of each annual stockholders meeting, each non-employee director will receive a grant of (i) non-qualified stock options, (ii) restricted stock, or (iii) RSUs, as determined by the Compensation Committee or the Board pursuant to the written Summary of Compensation of the Non-Employee Members of the Board of Directors, or any successor summary or program.

 

<u>Bonus Grants and Grants in Lieu of Cash Compensation</u>. The Compensation Committee is authorized to grant shares of Mattel common stock as a bonus, or to grant shares of Mattel common stock or make other grants in lieu of Company obligations to pay cash or deliver other property under the Amended Plan or under other plans or compensatory arrangements of Mattel. Non-employee directors may also elect to receive grants of shares of Mattel common stock in lieu of all or a portion of their annual cash retainer fees.

<u>Minimum Vesting</u>. The Amended Plan includes a minimum vesting requirement that provides that, subject to the provisions of the Amended Plan with respect to adjustments to grants in connection with certain corporate transactions and the treatment of grants upon a change of control, grants under the Amended Plan may vest no earlier than the first anniversary of the date of grant. However, grants in respect of an aggregate of up to five percent of shares of Mattel common stock available for grants under the Amended Plan may be granted without respect to the minimum vesting provisions. In addition, the Amended Plan further provides that this vesting limitation will not preclude or limit any grant or other arrangement (or any action by the Compensation Committee) from providing for accelerated vesting of such grant in connection with or following a participant's death, permanent disability, or termination of service (referred to in the Amended Plan as a "severance").

**Consequences of Severance and Change of Control**. The Amended Plan sets forth the consequences of a participant's severance on his or her grants, unless the Compensation Committee determines otherwise or unless the participant has an individual arrangement that requires a different result. Under these general rules, except as explained below, a participant's unvested awards are forfeited upon the participant's severance, and vested stock options remain exercisable for 90 days or until the end of their term, whichever period is shorter.

<u>For Cause</u>. If the severance is for cause, all of the participant's then-outstanding grants will be immediately forfeited, including vested stock options.

<u>Death or Permanent Disability</u>. If a severance results from the participant's death or permanent disability:

- The participant's stock options and SARs that were granted at least six months before such severance will vest in full and remain exercisable for the earlier of five years after the date of such severance or the remainder of their term, and any other stock options that are vested will remain exercisable for the earlier of 90 days or the remainder of their term;
- The participant's unvested restricted stock that was granted at least six months before such severance will vest in full and all other then-outstanding unvested restricted stock will be forfeited; and
- The participant's unvested RSUs that were granted at least six months before such severance will vest in full and be settled in accordance with the terms of such grant and all other then-outstanding unvested RSUs will be forfeited.

<u>Retirement</u>. If a severance results from retirement:

- Involuntary or voluntary retirement. The participant's stock options and SARs that were granted at least six months before such severance will vest in full and remain exercisable for the earlier of five years after the date of such severance or the remainder of their term, and any other stock options that are vested will remain exercisable for the earlier of 90 days or the remainder of their term; and
- Involuntary retirement only. The participant's unvested RSUs that were granted at least six months before such severance will vest in full and be settled in accordance with the terms of such grant and all other then-outstanding unvested RSUs will be forfeited.

For purposes of the Amended Plan, "retirement" means a severance other than as a result of the participant's death or termination by Mattel for cause, after attaining age 55 with at least five years of service, and "involuntary retirement" means a severance that is classified by Mattel as an involuntary separation and that qualifies as a retirement.

Change of Control. The Amended Plan provides that in the event of a change of control of Mattel:

(i) with respect to grants that are not subject to performance-based vesting, unless a qualifying replacement award is provided to replace the applicable grant, any outstanding option or stock appreciation right will vest and be fully exercisable as of the date of the change of control, any outstanding grant of restricted stock or restricted stock units will also become fully vested as of the date of the change of control, and in the case of restricted stock units will be settled immediately (unless otherwise deferred) in cash or common stock as provided in the terms of the award;

(ii) with respect to grants that are not subject to performance-based vesting (other than those which are replaced by qualifying replacement awards and cease to be subject to performance-based vesting conditions), if a qualifying replacement award is provided to the applicable participant to replace such grant, then, in the event that the participant is terminated by Mattel without cause within the 24-month period immediately following the change of control, then, any such qualifying replacement award that relates to (x) options or stock appreciation rights outstanding as of immediately prior to the participant's severance shall become fully vested and exercisable as of the date of such severance and remain exercisable until the earlier of (A) the second anniversary of the severance and (B) the end of the applicable term of the award, and (y) restricted stock or restricted stock units outstanding as of immediately prior to such severance, will be fully vested as of the date of such severance, and any such qualifying replacement award that relates to restricted stock units shall be settled immediately (unless otherwise deferred) upon such severance in cash or common stock as provided in the terms of the award; and

(iii) unless a qualifying replacement award is provided to the applicable participant to replace the applicable grant, any grant that is subject to performance-based vesting and that is granted on or after the effective date of the First Amendment to the 2010 Plan shall, immediately prior to, and subject to the consummation of, such change of control, vest and be settled immediately (unless otherwise deferred) in cash or common stock as provided in the terms of the award, based on the greater of (x) actual performance through the date of the change of control or (y) prorated target performance based on the number of days elapsed in the applicable performance period through the date of the change of control;

in each case, subject to the terms of any grant, individual agreement, program or the Amended Plan.

For purposes of the above rules, the Amended Plan defines a "qualifying replacement award" as an award that (i) is of the same type as the grant it is replacing (the "Replaced Award"), (ii) has a value that is no less than the value of such Replaced Award as of the date of the applicable change of control, (iii) if such Replaced Award was an equity-based award, relates to publicly traded equity securities of Mattel or of the ultimate parent entity, as applicable, following such change of control, (iv) contains terms relating to vesting (including with respect to a severance) that are no less favorable to the applicable participant than those of such Replaced Award, and (v) has other terms and conditions that are no less favorable to the applicable participant than the terms and conditions of such Replaced Award as of the date of such change of control. Without limiting the generality of the foregoing, a qualifying replacement award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the above conditions are satisfied will be made by the Compensation Committee, as constituted immediately before the applicable change of control, in its sole discretion.

Notwithstanding the foregoing, except to the extent that a qualifying replacement award is not provided to the applicable participant to replace the applicable grant described above, (1) in no event will any grant granted on or after the effective date of the First Amendment to the 2010 Plan provide for accelerated vesting or exercisability (as applicable) solely upon the occurrence of a change of control, and (2) in no event shall either the Board or the Compensation Committee accelerate the vesting or exercisability (as applicable) of any grant, in whole or in part, solely upon the occurrence of a change of control.

If a grant under the Amended Plan is treated as "deferred compensation" subject to Section 409A of the Internal Revenue Code, the foregoing rules will apply upon a change of control only to the extent specifically provided in the applicable grant agreement and consistent with the tax requirements applicable to deferred compensation. Section 409A of the Internal Revenue Code is discussed in greater detail below under the heading "Certain Material U.S. Federal Income Tax Consequences – Section 409A of the Internal Revenue Code."

 

In addition, unless the Compensation Committee specifically establishes otherwise for a particular stock option or SAR, the minimum period to exercise vested stock options and SARs after a severance other than for cause is two years (or, if earlier, until the end of the applicable term of the award), if the severance occurs during the 24-month period following a change of control.

**Termination, Rescission and Recapture**. In order to better align participants' long-term interests with those of Mattel and its subsidiaries and affiliates, the Amended Plan provides that, subject to certain limitations, Mattel may terminate outstanding grants, rescind exercises, payments or deliveries of shares pursuant to grants, and/or recapture proceeds of a participant's sale of shares of Mattel common stock delivered pursuant to grants if the participant violates specified confidentiality, inventions, proprietary information, and intellectual property requirements or engages in certain activities against the interest of Mattel or any of its subsidiaries and affiliates. These provisions apply only to grants made to employees for services as such, and they do not apply to participants following any severance that occurs within 24 months after a change of control.

**Compensation Recovery Policy (Clawback Policy)**. Grants made under the Amended Plan on or after August 29, 2013, or grants with a performance period or, in the case of long-term incentive equity awards, a performance cycle that commences on or after August 29, 2013, are subject to the terms and conditions of the Mattel, Inc. Compensation Recovery Policy, as may be amended from time to time, to the extent applicable.

**Transferability**. Grants under the Amended Plan are generally non-transferable other than by will or the laws of descent, and stock options and SARs generally may be exercised, during a participant's lifetime, only by the participant. However, the Compensation Committee may allow transfers of non-qualified stock options, free-standing SARs and other grants. In no event may a grant be transferable for consideration absent stockholder approval.

**Tax Withholding**. Participants are required to pay to Mattel, or make arrangements satisfactory to Mattel regarding the payment of, any taxes that are required to be withheld with respect to grants under the Amended Plan. Unless otherwise determined by Mattel, the legally required minimum withholding obligations (or higher level of withholding, if permissible without adverse accounting consequences) may be settled with shares of Mattel common stock, including shares that are part of the grant that gives rise to the withholding requirement.

**Amendment and Termination of the Amended Plan**. The Amended Plan may be amended or terminated by the Board at any time, and outstanding grants may be amended by the Compensation Committee. Any such amendment or termination may not adversely affect any grants that are then outstanding without the consent of the affected participant, except for amendments made to cause the Amended Plan or a grant to comply with applicable law, stock exchange rules or accounting rules.

Except as described above under "Shares Available Under the Amended Plan" regarding adjustments to reflect changes in capitalization and corporate transactions, no stock option or SAR may be modified by reducing its exercise price, or cancelled and replaced with a new stock option or SAR with a lower exercise price without stockholder approval. Further, no stock option or SAR may be cancelled in exchange for cash or another grant when the stock option or SAR per share exercise price exceeds the fair market value of the underlying share of Mattel common stock without stockholder approval.

Any amendment to the Amended Plan must be approved by the stockholders if so required by the listing standards of the Nasdaq Stock Market or if it would affect the prohibition on option exchange or repricing described above. If it is not terminated sooner, the Amended Plan will terminate on March 26, 2025, except with respect to then-outstanding grants.



# Estimate of Benefits; New Plan Benefits

Because grants under the Amended Plan to participants are generally within the discretion of the Compensation Committee, it is not possible to determine the future grants that will be made to participants, other than non-employee directors, under the Amended Plan.

The Amended Plan authorizes the grant of equity-based awards to non-employee directors pursuant to our director compensation program as in effect from time to time, as described under the heading "Director Compensation – Narrative Disclosure to Director Compensation Table." Historically, our non-employee directors have received annual equity grants under the 2010 Plan in accordance with our director compensation program. The table below sets forth the aggregate grant date fair value of annual equity-based awards that all non-employee directors as a group are expected to receive in 2021 pursuant to our director compensation program as currently in effect. If our stockholders do not approve this Proposal, we expect that sufficient shares will remain available for grant under the 2010 Plan to issue an annual equity grant in respect of 2021 to our non-employee directors under the 2010 Plan, as in effect prior to the Amendment.

| Name | Dollar Value ($) | Number of Units[1] |
|---|---|---|
| **2020 NEOs and Current Positions** | | |
| **Ynon Kreiz** – Chief Executive Officer and Director | — | — |
| **Richard Dickson** – President and Chief Operating Officer | — | — |
| **Anthony DiSilvestro** – Chief Financial Officer | — | — |
| **Steve Totzke** – Executive Vice President and Chief Commercial Officer | — | — |
| **Roberto Isaias** – Executive Vice President and Chief Supply Chain Officer | — | — |
| **All current executive officers as a group** | — | — |
| **All current non-executive officer directors as a group** | 1,260,000 | — |
| **All non-executive officer employees as a group** | — | — |

[1] The number of RSUs granted to non-executive director nominees on the 2021 Annual Meeting date cannot be determined at this time since the $140,000 grant value will be converted to a number of RSUs using Mattel's closing stock price on the 2021 Annual Meeting date.

 

# History of Grants Under the 2010 Plan

The following table provides the number of shares of our common stock subject to equity awards granted or earned under the 2010 Plan since its inception through March 1, 2021 for certain individuals:

| Name | Stock Options | RSUs | Performance Units[1] |
|---|---|---|---|
| **2020 NEOs and Current Positions** | | | |
| **Ynon Kreiz** – Chief Executive Officer and Director | 2,435,541 | 136,369 | 1,392,673 |
| **Richard Dickson** – President and Chief Operating Officer | 3,007,408 | 510,319 | 521,377 |
| **Anthony DiSilvestro** – Chief Financial Officer | 133,249 | 54,292 | 88,013 |
| **Steve Totzke** – Executive Vice President and Chief Commercial Officer | 764,887 | 113,943 | 151,797 |
| **Roberto Isaias** – Executive Vice President and Chief Supply Chain Officer | 263,463 | 188,796 | 104,579 |
| **All current executive officers as a group** | 6,963,706 | 1,156,245 | 2,377,321 |
| **All current non-executive officer directors as a group** | — | 366,136 | — |
| **Nominees for Election as Director** | | | |
| **R. Todd Bradley** | | 34,330 | |
| **Adriana Cisneros** | | 32,515 | |
| **Michael Dolan** | | 67,985 | |
| **Diana Ferguson** | | 11,418 | |
| **Soren Laursen** | | 35,844 | |
| **Ann Lewnes** | | 51,858 | |
| **Roger Lynch** | | 32,515 | |
| **Dominic Ng** | | 67,985 | |
| **Dr. Judy Olian** | | 31,686 | |
| **Associates of any such directors, executive officers or nominees** | — | — | — |
| **Other persons who received or are to receive 5% of such options or rights** | — | — | — |
| **All non-executive officer employees as a group** | 6,734,202 | 8,423,370 | 1,010,632 |

[1] With respect to completed performance periods, reflects shares earned. With respect to ongoing performance periods, reflects target Performance Units granted.

# Certain Material U.S. Federal Income Tax Consequences

The following is a brief description of the principal United States federal income tax consequences related to grants made under the Amended Plan and certain other United States federal income tax issues. It is not intended as tax advice to participants, who should consult their own tax advisors.

**Non-Qualified Stock Options.** A participant will not be subject to tax at the time a non-qualified stock option is granted, and no tax deduction will then be available to Mattel. Upon the exercise of a non-qualified stock option, an amount equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise will be included in the participant's ordinary income and Mattel will generally be entitled to deduct the same amount. Upon disposition of shares acquired upon exercise, appreciation or depreciation after the date of exercise will generally be treated by the participant or transferee of the non-qualified stock option as either capital gain or capital loss.

**Incentive Stock Options (ISOs).** A participant will not be subject to regular income tax at the time an ISO is granted or exercised, and no tax deduction will then be available to Mattel; however, the participant may be subject to the alternative minimum tax on the excess of the fair market value of the shares received upon exercise of the ISO over the exercise price. Upon disposition of the shares acquired upon exercise of an ISO, capital gain or capital loss will generally be recognized in an amount equal to the difference between the sale price and the exercise price, as long as the participant has not disposed of the shares within two years after the date of grant or within one year after the date of exercise and has been employed by Mattel at all times from the grant date until the date three months before the date of exercise (one year in the case of permanent disability). If the participant disposes of the shares without satisfying both the holding period and employment requirements, the participant will recognize ordinary income at the time of the disposition equal to the excess of the amount realized over the exercise price but, in the case of a failure to satisfy the holding period requirement, not more than the excess of the fair market value of the shares on the date the ISO is exercised over the exercise price, with any remaining gain or loss being treated as capital gain or capital loss.

Mattel is not entitled to a tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

**Other Grants.** The current federal income tax consequences of other grants authorized under the Amended Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as nonqualified stock options; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant); RSUs, dividend equivalents, unrestricted stock and performance awards are generally subject to tax at the time of payment. Compensation otherwise effectively deferred is taxed when paid (other than employment taxes which are generally paid at the time such compensation is deferred or vested). In each of the foregoing cases, Mattel will generally have a corresponding deduction at the time the participant recognizes income, subject to Section 162(m) with respect to covered employees.

**Section 162(m) of the Internal Revenue Code.** Section 162(m) generally places a $1,000,000 annual limit on a publicly held corporation's tax deduction for compensation paid to certain executive officers. Prior to the enactment of the Tax Cuts and Jobs Act, this limit did not apply to compensation that satisfied the applicable requirements for the "qualified performance-based compensation" exception to the Section 162(m) deductibility limit. However, under the Tax Cuts and Jobs Act enacted in 2017, effective for tax years commencing after December 31, 2017, the performance-based compensation exception, and our ability to rely on this exception, were eliminated (other than with respect to certain grandfathered arrangements in effect on November 2, 2017), and the limitation on deductibility generally was expanded to include all named executive officers. As a result, under current tax law, the Compensation Committee no longer expects to be able to grant awards under the Amended Plan that are intended to qualify for the performance-based compensation exception to the Section 162(m) deductibility limit.

As one of the factors in its decisions regarding grants under and administration of the Amended Plan, the Compensation Committee will consider the anticipated effect of Section 162(m). These effects will depend upon a number of factors, including the timing of executives' vesting in or exercise of previously granted equity awards and receipt of other compensation. Furthermore, interpretations of and changes in the tax laws and other factors beyond the Compensation Committee's control may also affect the deductibility of compensation. For these and other reasons, Mattel's tax deductions for grants under the Amended Plan may be limited or eliminated as a result of the application of Section 162(m).

**Section 280G of the Internal Revenue Code.** If awards under the Amended Plan are granted, vest or are paid contingent on a change in control or a subsequent termination of employment, some or all of the value of the award may be considered an "excess parachute payment" under Section 280G of the Internal Revenue Code, which would result in the imposition of a 20 percent federal excise tax on the recipients of the excess parachute payments and a loss of Mattel's deduction for the excess parachute payments.

**Section 409A of the Internal Revenue Code.** Section 409A of the Internal Revenue Code ("Section 409A"), which was enacted as part of the American Jobs Creation Act in late 2004, substantially changes the federal income tax law applicable to non-qualified deferred compensation, including certain equity-based compensation. The terms and conditions governing any grants that the Compensation Committee determines will be subject to Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or shares of Mattel common stock pursuant thereto, must be set forth in writing, and must comply in all respects with Section 409A. In addition, to the extent any grant is subject to Section 409A, notwithstanding any provision of the Amended Plan to the contrary, the Amended Plan does not permit the acceleration of the time or schedule of any distribution related to such grant, except as permitted by Section 409A.



# Stock Ownership and Reporting

## Principal Stockholders

As of April 1, 2021, the only persons known by Mattel to own beneficially, or to be deemed to own beneficially, more than 5% of Mattel common stock as of December 31, 2020 were as follows:

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent Owned[1] (%) |
|---|---|---|
| EdgePoint Investment Group Inc.<br>150 Bloor Street West, Suite 500<br>Toronto, Ontario M5S 2X9, Canada | 49,583,510[2] | 14.2% |
| PRIMECAP Management Company<br>177 E. Colorado Blvd., 11th Floor<br>Pasadena, California 91105 | 48,346,949[3] | 13.9% |
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, Pennsylvania 19355 | 30,665,406[4] | 8.8% |
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, New York 10055 | 29,676,769[5] | 8.5% |
| Capital Research Global Investors<br>333 South Hope Street<br>Los Angeles, California 90071 | 18,091,572[6] | 5.2% |
| Southeastern Asset Management, Inc.<br>6410 Poplar Ave., Suite 900<br>Memphis, Tennessee 38119 | 17,417,239[7] | 5.0% |

[1] The percentages shown are based on 348,776,642 shares of Mattel common stock outstanding as of April 1, 2021 and may differ from the percentages reflected in the filings referenced below.

[2] As reported in a Schedule 13G, filed with the SEC on February 12, 2021 by EdgePoint Investment Group Inc. The Schedule 13G states that EdgePoint Investment Group Inc. has sole voting power as to 36,348,323 shares, shared voting power as to 13,082,294 shares, sole dispositive power as to 36,348,323 shares, and shared dispositive power as to 13,235,187 shares.

[3] As reported in a Schedule 13G/A, filed with the SEC on February 12, 2021 by PRIMECAP Management Company. The Schedule 13G/A states that PRIMECAP Management Company has sole voting power as to 47,032,433 shares and sole dispositive power as to 48,346,949 shares.

[4] As reported in a Schedule 13G/A, filed with the SEC on February 10, 2021 by The Vanguard Group. The Schedule 13G/A states that The Vanguard Group has shared voting power as to 246,617 shares, sole dispositive power as to 30,135,789 shares, and shared dispositive power as to 529,617 shares

[5] As reported in a Schedule 13G/A, filed with the SEC on January 29, 2021 by BlackRock, Inc. The Schedule 13G/A states that BlackRock, Inc. has sole voting power as to 28,541,702 shares and sole dispositive power as to 29,676,769 shares.

[6] As reported in a Schedule 13G, filed with the SEC on February 16, 2021 by Capital Research Global Investors. The Schedule 13G states that Capital Research Global Investors has sole voting power as to 18,091,572 shares and sole dispositive power as to 18,091,572 shares.

[7] As reported in a Schedule 13G/A, filed with the SEC on February 10, 2021 by Southeastern Asset Management, Inc. The Schedule 13G/A states that Southeastern Asset Management, Inc. has sole voting power as to 2,628,679 shares, shared voting power as to 13,872,533 shares, no voting power as to 916,027 shares, sole dispositive power as to 4,221,301 shares, and shared dispositive power as to 13,195,938 shares.



# Security Ownership of Management and the Board

The following table sets forth information regarding the beneficial ownership of Mattel common stock as of April 1, 2021, the record date, by (i) our NEOs, as described under the section "Compensation Discussion and Analysis," (ii) each current non-employee director, and (iii) all current directors and executive officers of Mattel as a group.

| Name of Beneficial Owner | Current Position with Mattel | Amount and Nature of Beneficial Ownership[1][2] |
|---|---|---|
| **NEOs** | | |
| **Ynon Kreiz** | Chief Executive Officer and Director | 688,176 |
| **Richard Dickson** | President and Chief Operating Officer | 2,829,063 |
| **Anthony DiSilvestro** | Chief Financial Officer | 0 |
| **Steve Totzke** | Executive Vice President and Chief Commercial Officer | 417,744 |
| **Roberto Isaias** | Executive Vice President and Chief Supply Chain Officer | 231,413 |
| **Joseph Euteneuer** | Former Chief Financial Officer | 1,108,954 |
| **Current Non-NEO Directors** | | |
| **R. Todd Bradley** | Director | 9,162 |
| **Adriana Cisneros** | Director | 0 |
| **Michael Dolan** | Director | 151,022 |
| **Diana Ferguson** | Director | 0 |
| **Soren Laursen** | Director | 19,535 |
| **Ann Lewnes** | Director | 26,690 |
| **Roger Lynch** | Director | 8,000 |
| **Dominic Ng** | Director | 9,500 |
| **Dr. Judy Olian** | Director | 0 |
| All current Directors and Executive Officers, as a group (16 persons) | | 4,667,734[3] |

[1]  Each director and executive officer named above beneficially owns or controls less than 1.0% of Mattel's common stock. Except as otherwise noted, the directors and executive officers named above have sole voting power and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable. There were 348,776,642 shares of Mattel common stock outstanding as of April 1, 2021. None of the shares listed are pledged shares in accordance with Mattel's Insider Trading Policy.

[2]  Includes (i) shares which the individuals shown have the right to acquire upon vesting of RSUs, or upon exercise of vested stock options, as of April 1, 2021 or within 60 days thereafter, and (ii) shares held through the Mattel Stock Fund of the Mattel, Inc. Personal Investment Plan, a 401(k) tax-qualified savings plan, as set forth in the following table.

| Name of Beneficial Owner | Stock Options | RSUs | 401(k) Shares |
|---|---|---|---|
| **NEOs** | | | |
| **Ynon Kreiz** | 402,585 | 0 | 0 |
| **Richard Dickson** | 2,543,391 | 0 | 7,034 |
| **Anthony DiSilvestro** | 0 | 0 | 0 |
| **Steve Totzke** | 370,188 | 0 | 0 |
| **Roberto Isaias** | 172,378 | 0 | 0 |
| **Joseph Euteneuer** | 974,966 | 0 | 0 |


| Name of Beneficial Owner | Stock Options | RSUs | 401(k) Shares |
|---|---|---|---|
| **Current Non-NEO Directors** | | | |
| **R. Todd Bradley** | 0 | 9,162 | 0 |
| **Adriana Cisneros** | 0 | 0 | 0 |
| **Michael Dolan** | 0 | 9,162 | 0 |
| **Diana Ferguson** | 0 | 0 | 0 |
| **Soren Laursen** | 0 | 9,162 | 0 |
| **Ann Lewnes** | 0 | 9,162 | 0 |
| **Roger Lynch** | 0 | 0 | 0 |
| **Dominic Ng** | 0 | 0 | 0 |
| **Dr. Judy Olian** | 0 | 0 | 0 |
| All current Directors and Executive Officers, as a group (16 persons) | 3,678,160 | 36,648 | 7,034 |

(3)  The amount stated represents approximately 1.3% of the outstanding shares of Mattel common stock as of April 1, 2021.

# Equity Compensation Plan Information

The following table provides information as of December 31, 2020 regarding existing compensation plans under which equity securities of Mattel are authorized for issuance.

| Plan Category | (a) Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights | (b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights | (c) Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders[1] | 31,725,363[2] | $22.10[3] | 22,781,749[4] |
| Equity compensation plans not approved by security holders[5] | 209,533[6] | – | – |
| **Total** | 31,934,896 | $22.10[3] | 22,781,749 |

(1)  Consists of the Amended 2010 Plan.

(2)  Represents (i) 21,634,302 shares of Mattel common stock to be issued upon exercise of outstanding options, (ii) 3,985,757 shares subject to outstanding RSUs, (iii) 883,900 shares issued from outstanding Performance Units, earned as of December 31, 2020 under the 2018-2020 LTIP, but subject to continued employment through the issuance date of February 8, 2021, and (iv) 2,300,212 shares issuable from outstanding Performance Units under the 2019-2021 LTIP, and 2,921,192 shares issuable from outstanding Performance Units under the 2020-2022 LTIP, assuming maximum achievement of performance-related conditions and the maximum TSR multiplier increase for the applicable three-year performance period, plus dividend equivalents. Comparatively, there would be 1,150,106 shares issuable from outstanding Performance Units under the 2019-2021 LTIP and 1,460,596 shares issuable from outstanding Performance Units under the 2020-2022 LTIP, plus dividend equivalents, if we assumed target achievement of performance-related conditions and no TSR adjustment for the applicable three-year performance period.

(3)  Represents the weighted-average exercise price of outstanding options and is calculated without taking into account the shares of common stock subject to outstanding RSUs and Performance Units that become issuable without any cash payment required for such shares.

(4)  Represents the number of securities remaining available for issuance under our Amended 2010 Plan, (i) including the shares actually earned, as of December 31, 2020 under the 2018-2020 LTIP, that were issued on February 8, 2021, and (ii) assuming the maximum number of shares that could be earned plus dividend equivalents, for the three-year performance period under the 2019-2021 LTIP and 2020-2022 LTIP. See footnote (2). Comparatively, there would be 29,319,436 shares available for issuance if we assumed target achievement of performance-related conditions and no TSR adjustment for the three-year performance periods.

(5)  Consists of the DCP and Director DCP (collectively, the "Deferred Compensation Plans"). Under our Deferred Compensation Plans, participating employees and directors may elect to defer compensation and, under the DCP, participating employees are credited with contributions from Mattel. Participants in the Deferred Compensation Plans may direct the manner in which the deferred amounts will be deemed invested, including in a Mattel stock equivalent account representing hypothetical shares of Mattel common stock, which are "purchased" based on the market price prevailing at the time of the deemed purchase. When distributions are made in accordance with the Deferred Compensation Plans, the portion attributable to a participant's Mattel stock equivalent account is distributed in the form of shares of Mattel common stock.

(6)  Represents 209,533 shares credited to the accounts of participants under our Deferred Compensation Plans.

# 2021 Annual Meeting and Voting Information

## General Meeting Information

Mattel's 2021 Annual Meeting will be conducted exclusively via live webcast on May 26, 2021 at 9:00 am (Los Angeles time).

In light of continuing concerns related to the COVID-19 pandemic, we made the decision to again conduct a virtual annual meeting of stockholders, which will provide access for all stockholders while safeguarding the health and safety of our stockholders, directors, officers, employees, and other stakeholders. We aim to provide stockholders the same rights and comparable opportunities for participation that have been historically provided at our in-person annual meetings. Stockholders of record as of the close of business on April 1, 2021 will be able to attend the 2021 Annual Meeting, view the list of our stockholders of record, vote, and submit questions during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/MAT2021. To participate in the meeting, stockholders of record must have the 16-digit control number that is shown on your Notice of Internet Availability of Proxy Materials ("Notice") or on your proxy card if you receive the proxy materials by mail. If your shares are held in street name and your voting instruction form or Notice of Internet Availability indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the 2021 Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice of Internet Availability. Otherwise, stockholders who hold their shares in street name should contact their bank, broker, or other nominee (preferably at least five days before the 2021 Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the 2021 Annual Meeting. You will not be able to attend the 2021 Annual Meeting in person.

Stockholders participating in Mattel's 2021 Annual Meeting may, after entering the 16-digit control number on the Notice or proxy card, submit questions during the meeting. After the business portion of the meeting concludes and the meeting is adjourned, we will answer questions submitted during the meeting that are pertinent to the Company and that comply with the meeting rules of conduct, as time permits. If there is not sufficient time to answer all proper questions received at the meeting (if pertinent to Company matters and otherwise appropriate under Mattel's rules of conduct), we will post responses on our Investors Relations website following the meeting.

The Board is soliciting proxies to be voted at the 2021 Annual Meeting. As permitted by the SEC, Mattel is providing most stockholders with access to our proxy materials over the Internet rather than in paper form. Accordingly, on April 13, 2021, we will begin mailing a Notice containing instructions on how to access the proxy materials over the Internet to most stockholders, and mail printed copies of the proxy materials to the rest of our stockholders. A similar notice will be sent by brokers, banks, and other nominees to beneficial owners of shares for which they are the record holder. If you received a Notice by mail, you will not receive a printed copy of the proxy materials by mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and the 2020 Annual Report. The Notice also instructs you on how you may submit your proxy to vote via the Internet. If you received the Notice and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such printed materials contained in the Notice.

To assist us in saving money and to serve you more efficiently, we encourage you to have all your accounts registered in the same name and address by contacting Mattel's transfer agent, Computershare Trust Company, N.A., at 1-888-909-9922.

## Important Notice Regarding the Availability of Proxy Materials for the 2021 Annual Meeting

**This Proxy Statement and our 2020 Annual Report are available on our website at https://mattel.gcs-web.com/financial-information/annual-reports-proxies**. This website address contains the following documents: this Proxy Statement, the Notice of the 2021 Annual Meeting, and our 2020 Annual Report. You are encouraged to access and review all of the important information contained in the proxy materials before voting.


**Additional copies of the 2020 Annual Report are available at no charge on written request. To obtain additional copies of the 2020 Annual Report, please contact us at:**

**c/o Secretary**
**TWR 15-1**
**Mattel, Inc.**
**333 Continental Boulevard**
**El Segundo, CA 90245-5012**

# Log-in Instructions and Access to the 2021 Annual Meeting

To attend the 2021 Annual Meeting, stockholders will need to log-in to www.virtualshareholdermeeting.com/MAT2021 using the 16-digit control number on the Notice or proxy card.

The live audio webcast of the 2021 Annual Meeting will begin promptly at 9:00 a.m. Pacific Time. Online access to the audio webcast will open approximately 15 minutes prior to the start of the meeting to allow time for stockholders to log in and test their devices' audio system. We encourage our stockholders to access the meeting in advance of the designated start time.

# Who is Entitled to Vote

The Board has set April 1, 2021 as the record date for the 2021 Annual Meeting. If you were a stockholder at the close of business on the record date, then you are entitled to receive notice of, and to vote at, the 2021 Annual Meeting.

As of the close of business on the record date, there were 348,776,642 outstanding shares of Mattel common stock held by approximately 22,688 holders of record. At the 2021 Annual Meeting, each share of common stock will be entitled to one vote on each matter.

# How to Vote if You are the Record Holder of Your Stock

If you are the record holder of your stock, you may submit your proxy to vote via the Internet, by telephone, or by mail or you may attend the virtual meeting and vote electronically during the meeting.

## Internet and Telephone Voting Before the Virtual Meeting

To submit your proxy via the Internet, follow the instructions on the Notice or go to the Web address stated on your proxy card. To submit your proxy by telephone, call the toll-free number on your proxy card.

## Voting by Mail Before the Virtual Meeting

As an alternative to submitting your proxy by telephone or via the Internet, you may submit your proxy by mail. If you received only the Notice, you may follow the procedures outlined in such Notice to request a paper copy of the proxy materials, including a proxy card to submit your proxy by mail.

If you received a paper copy of the proxy materials and wish to submit your proxy by mail, simply mark your proxy card, date, sign, and return it in the postage-prepaid envelope provided. If you do not have the prepaid envelope, please mail your completed proxy card to the following address: Mattel, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717.



## Voting During the Virtual Meeting

During the meeting, stockholders may, after demonstrating proof of stock ownership by entering the 16-digit control number on the Notice or proxy card, vote their shares online at www.virtualshareholdermeeting.com/MAT2021.

# How to Vote if a Bank, Broker, or Other Nominee is the Record Holder of Your Stock

If a bank, broker or other nominee was the record holder of your stock on the record date, you will be able to instruct your bank, broker, or other nominee on how to vote by following the instructions on the voting instruction form or notice that you receive from your bank, broker or other nominee.

# Broker Voting and Broker Non-Votes

The term "broker non-votes" refers to shares held by a bank, broker or other nominee (for the benefit of its client) that are represented at the 2021 Annual Meeting, but with respect to which such bank, broker or nominee has not been instructed to vote by the beneficial holder on a particular proposal and does not have discretionary authority to vote on that proposal. Banks, brokers, and nominees do not have discretionary voting authority on certain non-routine matters, including the election of directors, the Say-on-Pay vote, and the approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Incentive Plan, and, accordingly, may not vote on such matters absent instructions from you, as the beneficial holder. Broker non-votes will not be counted in determining the number of votes cast on these non-routine matters. Brokers have discretionary authority to vote on the ratification of Mattel's auditors. Broker non-votes will be counted for the purpose of determining the presence of a quorum. If you hold your shares in "street name" or through a broker, it is important that you give your broker your voting instructions by following the instructions on the voting instruction form or notice that you receive from your bank, broker, or other nominee or vote your shares yourself by submitting a legal proxy from your broker or other nominee as the record holder authorizing you to vote the shares and a letter from your broker or other nominee showing that you were the beneficial owner of your shares on the record date.

# Quorum and How Votes are Counted

In order for there to be a vote on any matter at the 2021 Annual Meeting, there must be a quorum. In order to have a quorum, the holders of a majority of the voting power of shares of stock entitled to vote at the 2021 Annual Meeting must be present online at the virtual meeting or by proxy. In determining whether we have a quorum at the 2021 Annual Meeting, we will count shares that are voted as well as abstentions and broker non-votes. If we fail to obtain a quorum at the 2021 Annual Meeting, the chair of the 2021 Annual Meeting or the holders of a majority of the shares of stock entitled to vote, present online or by proxy, may adjourn the meeting to another place, date, or time.

 

# Technical Assistance

Beginning 15 minutes prior to the start of and during the 2021 Annual Meeting, we will have a support team ready to assist stockholders with any technical difficulties they may have accessing or hearing the virtual meeting. If you encounter any difficulties accessing the meeting during check-in or during the meeting, please call the technical support number that will be posted on the login page at www.virtualshareholdermeeting.com/MAT2021.

# Votes Required to Elect Directors and Adopt Other Proposals

The following table summarizes the Board's voting recommendations for each proposal, the vote required for each proposal to pass and the effect of abstentions and uninstructed shares on each proposal.

| Matter | | The Board's Recommendation | Voting Standard | Abstentions | Broker Non-Votes |
|---|---|---|---|---|---|
| **Proposal 1** | Election of the ten director nominees named in the Proxy Statement: R. Todd Bradley, Adriana Cisneros, Michael Dolan, Diana Ferguson, Ynon Kreiz, Soren Laursen, Ann Lewnes, Roger Lynch, Dominic Ng, and Dr. Judy Olian | **FOR** each Director Nominee | Majority of votes cast | No effect | No effect |
| **Proposal 2** | Ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm for the year ending December 31, 2021 | **FOR** | | | |
| **Proposal 3** | Advisory vote to approve named executive officer compensation ("Say-on-Pay") | **FOR** | | | |
| **Proposal 4** | Approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan | **FOR** | | | |

## Election of Directors

Under our Bylaws, in any "uncontested election" of directors (i.e., an election where the number of nominees does not exceed the number of directors to be elected), as is the case in this election, each director will be elected by the vote of a "majority of the votes cast," assuming a quorum is present, meaning that the number of votes cast "for" a director's election must exceed 50% of the total votes cast ("for" plus "against") with respect to that director's election. Abstentions and broker non-votes do not count as votes cast "for" or "against" a director's election and, consequently, will have no effect on a director's election.

In accordance with our Bylaws, any director nominee who fails to receive a majority of the votes cast for his or her election in an uncontested election will not be elected. Under Delaware law, however, each director holds office until his or her successor is duly elected and qualified. For this reason, any nominee currently serving on the Board who fails to receive a majority of the votes cast for his or her election in an uncontested election will not automatically cease to be a director, but instead will continue to serve on the Board as a "holdover director" until his or her successor is elected and qualified, or until his or her earlier resignation or removal. To address this situation, our Bylaws provide that if any incumbent nominee is not elected at an annual meeting of stockholders and no successor has been elected at the annual meeting, that director must tender his or her resignation to the Board promptly following the certification of the election results. The Governance and Social Responsibility Committee will make a recommendation to the Board as to whether or not to accept the tendered resignation. Taking into account the committee's recommendation, the Board will decide whether to accept the resignation and will publicly announce its decision within 90 days from the date the election results are certified. Any director who tenders his or her resignation will not participate in the recommendation of the committee or the decision of the Board with respect to his or her resignation. The committee, in making its recommendation, and the Board, in making its decision, may consider any factors or information that they consider appropriate and relevant. If the Board declines to accept a director's resignation, that director will continue to serve on the Board until his or her successor is elected and qualified, or until the director's earlier resignation or removal. If the Board accepts a director's resignation, then the Board may fill any resulting vacancy by majority vote of the remaining directors or decrease the size of the Board in accordance with our Bylaws and applicable law.



## Say-on-Pay Vote, Ratification of the Selection of PricewaterhouseCoopers LLP, and Approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan

For the advisory Say-on-Pay vote, the ratification of the selection of PricewaterhouseCoopers LLP as Mattel's independent registered public accounting firm and the approval of the Fifth Amendment to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Incentive Plan, each proposal requires the affirmative vote of the holders of a majority of the votes cast on such proposal, meaning that the number of votes "for" such proposal must exceed 50% of the total votes cast ("for" plus "against") with respect to that proposal. Abstentions and broker non-votes will not be counted as votes cast "for" or "against" a proposal and, consequently, will have no effect on the outcome of any of the proposals to be considered at the 2021 Annual Meeting.

# How Your Proxy Will be Voted

If you are a record holder and submit your proxy without instructions as to how it is to be voted, the proxy holders identified on the proxy will vote your shares as follows:

- **"FOR"** proposal 1, the election as directors of the ten nominees named in this Proxy Statement;
- **"FOR"** proposal 2, ratification of Mattel's independent registered public accounting firm;
- **"FOR"** proposal 3, the advisory Say-on-Pay vote; and
- **"FOR"** proposal 4, the Fifth Amendment to Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan.

If you indicate voting instructions when you submit your proxy, the proxy holders will follow your instructions in casting votes.

If you hold your shares through a broker and do not instruct the broker on how to vote your shares on the election of directors or on proposals 3 or 4, your shares will not be voted for the election of any directors and will not be voted on proposals 3 or 4, as applicable, and instead will be considered a broker non-vote as to those proposals. If you do not instruct the broker on how to vote your shares on proposal 2, the broker has discretion to vote your shares on proposal 2.

The Board does not know of any matters that will come before the 2021 Annual Meeting other than those described in the Notice of 2021 Annual Meeting. If any other matters are properly presented for consideration at the 2021 Annual Meeting, then the proxy holders will have discretion to vote on such matters as they see fit. This includes, among other things, considering any motion to adjourn the 2021 Annual Meeting to another time and/or place, including for the purpose of soliciting additional proxies for or against a given proposal.

# How to Change Your Vote or Revoke Your Proxy

If you are the record holder of your stock, you may revoke your proxy at any time before it is voted by:

- Delivering to the Secretary of Mattel, at or before the taking of the vote at the 2021 Annual Meeting, a written notice of revocation bearing a later date than your proxy;
- Signing a later-dated proxy relating to the same shares and delivering it to the Secretary of Mattel at or before the taking of the vote at the 2021 Annual Meeting;
- If you submit your proxy by telephone or via the Internet, calling the telephone voting number or visiting the Internet voting site again and changing your voting instructions, up to 8:59 p.m. (Los Angeles time) or 11:59 p.m. (Eastern time) on May 25, 2021 (the business day before the 2021 Annual Meeting) or for holders of Mattel common stock in the Mattel, Inc. Personal Investment Plan, up to 8:59 p.m. (Los Angeles time) or 11:59 p.m. (Eastern time) on May 23, 2021 (three days before the 2021 Annual Meeting); or
- Participating in the 2021 Annual Meeting online and voting, although online attendance at the 2021 Annual Meeting will not, by itself, revoke a proxy.

 

If you are mailing a written notice of revocation or a later proxy, send it to: Secretary, TWR 15-1, Mattel, Inc., 333 Continental Boulevard, El Segundo, CA 90245-5012.

If you hold your shares through a broker, you must follow directions received from the broker in order to change your voting instructions or to vote at the 2021 Annual Meeting.

# Solicitation of Proxies

Mattel will pay the cost of soliciting proxies for the 2021 Annual Meeting. We expect that proxies will be solicited principally by mail. Officers and regular employees of Mattel may solicit proxies personally or by telephone, email, or special letter, but they will not receive any additional compensation for these efforts.

In addition, Mattel has retained MacKenzie Partners, Inc. to assist in connection with the solicitation of proxies from stockholders whose shares are held in nominee name by various brokerage firms. We estimate the cost of this solicitation to be $17,500, plus out-of-pocket costs, and expenses. Representatives of Broadridge Financial Solutions, Inc. will tabulate votes and act as Inspector of Election at the 2021 Annual Meeting.

Mattel will reimburse banks, brokerage houses, and other custodians, nominees, and fiduciaries for their reasonable expenses in forwarding proxy materials or the Notice to the beneficial owners of the shares held by them.

# Householding

The SEC rules permit us to deliver a single set of Mattel's proxy materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant cost savings to Mattel. To take advantage of this opportunity, we have delivered only one set of proxy materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. Each record stockholder that receives paper copies of the proxy materials will receive a separate proxy card or voting instruction form. Also, householding will not in any way affect dividend check mailings.

We agree to deliver promptly, upon written or oral request, a separate copy of Mattel's proxy materials, as requested, to any stockholder at the shared address to which a single copy of those documents was delivered, at no cost to you. If you prefer to receive separate copies of the proxy materials, contact Broadridge Financial Solutions, Inc. at 1-800-542-1061 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Broadridge at the above phone number or address.

# Deadline for 2022 Proposals and Nominations

# Stockholder Proposals and Director Nominations

## Stockholder Proposals Pursuant to Rule 14a-8

If a stockholder wishes to have a proposal included in the Company's proxy materials for the 2022 annual meeting of stockholders ("2022 Annual Meeting"), the proposal must be received by our Secretary at the address set forth below no later than 5:00 p.m. (Los Angeles time) (the "close of business") on December 14, 2021 and must otherwise comply with Rule 14a-8 under the Exchange Act.



## Director Nominations Pursuant to Proxy Access Provisions

If a stockholder or group of stockholders wishes to nominate one or more director nominees to be included in the Company's proxy materials for the 2022 Annual Meeting pursuant to the proxy access provisions of our Bylaws, proper written notice of any such nomination must be received by our Secretary at the address set forth below no earlier than the close of business on November 14, 2021 and not later than the close of business on December 14, 2021, and the nominating stockholder(s) and director nominee(s) must otherwise comply with the requirements specified in our Bylaws. If the date of the 2022 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the 2021 Annual Meeting, such notice must be received no earlier than the close of business on the 150th day prior to such meeting and not later than the close of business on the later of the 120th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in our Bylaws.

## Proposals to Conduct Business and Director Nominations Pursuant to Advance Notice Provisions

Under the advance notice provisions of our Bylaws, if a stockholder wishes to present a proposal or nominate a director nominee at the 2022 Annual Meeting that will not be included in our proxy materials pursuant to Rule 14a-8 or the proxy access provisions of our Bylaws, proper written notice of such proposal or nomination must be received by our Secretary at the address set forth below no earlier than the close of business on January 26, 2022 and not later than the close of business on February 25, 2022. If the date of the 2022 Annual Meeting is more than 30 days before or more than 60 days after the anniversary of the 2021 Annual Meeting, such notice must be received by our Secretary no earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the public announcement of the meeting date. Any such notice must include the information specified in our Bylaws.

All notices of proposals or nominations for the 2022 Annual Meeting must comply with our Bylaws and applicable law and must be addressed to:

Secretary, TWR 15-1
Mattel, Inc.
333 Continental Boulevard
El Segundo, CA 90245-5012

The chairman of the annual meeting of stockholders has the sole authority to determine whether any nomination or other proposal has been properly brought before the meeting in accordance with our Bylaws. If we receive a proposal other than pursuant to Rule 14a-8 or a nomination for the 2022 Annual Meeting, and such nomination or other proposal is not delivered within the time frame specified in our Bylaws, then the person(s) appointed by the Board and named in the proxies for the 2022 Annual Meeting may exercise discretionary voting power if a vote is taken with respect to that nomination or other proposal.

# Corporate Information

| | |
|---|---|
| **Corporate Headquarters:** | 333 Continental Boulevard, El Segundo, California 90245-5012 |
| **Corporate Website:** | www.corporate.mattel.com |
| **Investor Relations Website:** | https://investors.mattel.com/ |
| **State of Incorporation:** | Delaware |
| **Stock Symbol:** | NASDAQ: MAT |



# Glossary of Non-GAAP Financial Measures & Key Performance Indicator and Non-GAAP Reconciliations

Mattel presents certain non-GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission in this Proxy Statement.

Mattel uses these metrics to analyze its continuing operations and to monitor, assess, and identify meaningful trends in its operating and financial performance, and each is discussed in detail below. Mattel believes that the disclosure of non-GAAP financial measures provides useful supplemental information to investors to be able to better evaluate ongoing business performance and certain components of Mattel's results. These measures are not, and should not be viewed as, substitutes for GAAP financial measures and may not be comparable to similarly titled measures used by other companies. Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth below.

## Free Cash Flow

Free Cash Flow represents Mattel's net cash flows from operating activities less capital expenditures. Mattel believes Free Cash Flow is useful supplemental information for investors to gauge Mattel's liquidity and performance and to compare Mattel's business performance to other companies in our industry. Free Cash Flow does not represent cash available to Mattel for discretionary expenditures.

## Constant Currency

Percentage changes in results expressed in constant currency are presented excluding the impact from changes in currency exchange rates. To present this information, Mattel calculates constant currency information by translating current period and prior period results for entities reporting in currencies other than the US dollar using consistent exchange rates. The constant currency exchange rates are determined by Mattel at the beginning of each year and are applied consistently during the year. They are generally different from the actual exchange rates in effect during the current or prior period due to volatility in actual foreign exchange rates. Mattel considers whether any changes to the constant currency rates are appropriate at the beginning of each year. The exchange rates used for these constant currency calculations are generally based on prior year actual exchange rates. The difference between the current period and prior period results using the consistent exchange rates reflects the changes in the underlying performance results, excluding the impact from changes in currency exchange rates. Mattel analyzes constant currency results to provide additional perspective on changes in underlying trends in Mattel's operating performance. Mattel believes that the disclosure of the percentage change in constant currency is useful supplemental information for investors to be able to gauge Mattel's current business performance and the longer-term strength of its overall business since foreign currency changes could potentially mask underlying sales trends. The disclosure of the percentage change in constant currency enhances investors' ability to compare financial results from one period to another.

# Key Performance Indicator

## Gross Billings

Gross Billings represent amounts invoiced to customers. It does not include the impact of sales adjustments, such as trade discounts and other allowances. Mattel presents changes in gross billings as a metric for comparing its aggregate, categorical, brand, and geographic results to highlight significant trends in Mattel's business. Changes in Gross Billings are discussed because, while Mattel records the details of such sales adjustments in its financial accounting systems at the time of sale, such sales adjustments are generally not associated with categories, brands, and individual products.

# Reconciliation of GAAP and Non-GAAP Financial Measures[1]

| (In millions, except per share information) | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|
| **Net Sales** | | | | |
| Net Sales | 4,881.5 | 4,514.8 | 4,504.6 | 4,583.7 |
| % Change | -10% | -8% | 0% | 2% |
| Impact of Currency in % | 0% | -1% | -1% | -1% |
| Constant Currency % Change | -10% | -7% | 1% | 3% |

| (In millions, except per share information) | 2017 | 2018 | 2019 | 2020 |
|---|---|---|---|---|
| **Free Cash Flow** | | | | |
| Net Cash Flows (Used For) Provided by Operating Activities | (27.6) | (27.3) | 181.0 | 288.5 |
| Capital Expenditures | (297.2) | (152.4) | (116.4) | (121.6) |
| Free Cash Flow | (324.8) | (179.7) | 64.6 | 166.9 |

[1] Amounts may not foot due to rounding.

# Management Incentive Non-GAAP Financial Measures

Mattel presents certain management incentive non-GAAP financial measures in accordance with the plan terms of the 2020 annual cash incentive plan (MIP) or the 2018-2020 LTIP, as applicable. Each of these management incentive non-GAAP financial measures reflect adjustments for certain items as compared to the comparable GAAP financial measures. Mattel believes it is important for our stockholders to understand how the management incentive non-GAAP financial measures were calculated, which are solely utilized to evaluate management performance and compensation.

These measures are not, and should not be viewed as, substitutes for GAAP financial measures and may not be comparable to similarly titled measures used by Mattel in conjunction with the disclosure of earnings or used by other companies. Refer to the definitions below to understand how each management incentive non-GAAP financial measure relates to the most directly comparable GAAP financial measure.

 

# MIP-Adjusted EBITDA

MIP-Adjusted EBITDA represents Mattel's EBITDA (Net Income (Loss), excluding interest expense, taxes, depreciation and amortization), adjusted to exclude the impact of equity compensation expense, severance and restructuring expenses, foreign exchange, certain litigation costs, tax disputes, and out-of-period adjustments.

# MIP-Adjusted Net Sales

MIP-Adjusted Net Sales represents Mattel's Net Sales, adjusted to exclude the impact of foreign exchange and out-of-period adjustments.

# MIP-Adjusted Gross Margin

MIP-Adjusted Gross Margin represents reported Gross Margin, adjusted to exclude the impact of severance and restructuring expenses, foreign exchange, tax disputes, and out-of-period adjustments.

# MIP-Adjusted Inventory & Accounts Receivable

MIP-Adjusted Inventory & Accounts Receivable represent reported Inventory and Accounts Receivable, adjusted for the impact of foreign exchange.

# Adjusted Free Cash Flow

Adjusted Free Cash Flow represents Mattel's Free Cash Flow, adjusted to exclude the impact of severance and restructuring expenses, debt refinancing, certain litigation costs, and tax disputes.

# Other Matters that May Come Before the 2021 Annual Meeting

As of the date of this Proxy Statement, the Board knows of no business, other than that described in this Proxy Statement, that will be presented for consideration at the 2021 Annual Meeting. If any other business comes before the 2021 Annual Meeting or any adjournment or postponement thereof, proxy holders may vote their respective proxies at their discretion.

By Order of the Board of Directors

**JONATHAN ANSCHELL**
Secretary
El Segundo, California
April 13, 2021

*This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations concerning matters that are not historical facts. A forward-looking statement is neither a prediction nor a guarantee of future events or circumstances, and those future events or circumstances may not occur. Investors should not place undue reliance on the forward-looking statements, which speak only as of the date of this Proxy Statement. These forward-looking statements include, but are not limited to, statements related to risks associated with our compensation programs. Readers are cautioned that these forward-looking statements are all based on current expectations and are subject to risks, uncertainties and assumptions that are difficult to predict. The Company's actual future results and trends may differ materially depending on a variety of factors, including, but not limited to, the risks and uncertainties disclosed in the risk factors in Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2020 and in our subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new developments or otherwise, except as required by law. Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.*

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# Appendix A

**FIFTH AMENDMENT TO
MATTEL, INC. AMENDED AND RESTATED
2010 EQUITY AND LONG-TERM COMPENSATION PLAN**

This Fifth Amendment ("Fifth Amendment") to the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan (as amended, the "2010 Plan"), is made and adopted by the Board of Directors (the "Board") of Mattel, Inc., a Delaware corporation (the "Company"), on March 24, 2021, effective as of the date of the Annual Meeting that occurs in 2021, provided that it is approved by the Company's stockholders on that date (the "Fifth Amendment Date"). Capitalized terms used in this Fifth Amendment and not otherwise defined herein shall have the meanings ascribed to such terms in the Plan.

**RECITALS**

A.    The Company currently maintains the 2010 Plan.

B.    The Board believes it is in the best interests of the Company and its stockholders to amend the 2010 Plan to increase the Overall Share Limit and to incorporate the other terms and conditions set forth herein.

**AMENDMENT**

The Plan is hereby amended as follows, effective as of the date of the Annual Meeting that occurs in 2021, provided that it is approved by the Company's stockholders on that date.

1.    Section 5(a). Section 5(a) of the Plan is hereby deleted and replaced in its entirety with the following:

"Aggregate Limit. The maximum number of shares of Common Stock which may be issued pursuant to Grants under the Plan shall be equal to the sum of (x) 120.2 million shares of Common Stock and (y) the number of shares of Common Stock which as of the Effective Date remained available for issuance under the 2005 Plan (the "Overall Share Limit"). The number of shares authorized for grant as Incentive Stock Options shall be no more than the Overall Share Limit. The foregoing shall be subject to adjustment as provided below in this Section 5 and in Section 17. Notwithstanding the foregoing, if a Grant (a "Substitute Grant") is made pursuant to the conversion, replacement or adjustment of outstanding equity awards in connection with any acquisition, merger or other business combination or similar transaction involving the Company, the Overall Share Limit shall not be reduced as a result, to the extent the Substitute Grant is permitted without stockholder approval by the listing standards of the Nasdaq Stock Market."

2.    Section 5(b)(i). The second sentence of Section 5(b)(i) of the Plan is hereby deleted and replaced in its entirety with the following:

"The "Full-Value Share Debiting Rate" means:

(A)    with respect to Full-Value Grants granted prior to March 1, 2019, three (3.0);

(B)    with respect to Full- Value Grants granted on or after March 1, 2019 but on or prior to March 1, 2020, two and seven-tenths (2.7);

(C)    with respect to Full-Value Grants granted after March 1, 2020 but on or prior to March 1, 2021, two and thirty-five-hundredths (2.35); and

(D)    with respect to Full-Value Grants granted after March 1, 2021, one and ninety-hundredths (1.90).

3.    This Fifth Amendment shall be and, as of the Fifth Amendment Date, is hereby incorporated in and forms a part of the Plan.

4.    Except as expressly provided herein, all terms and conditions of the Plan shall remain in full force and effect.

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# Appendix B

## MATTEL, INC.
## AMENDED AND RESTATED 2010 EQUITY AND LONG-TERM COMPENSATION PLAN

1.  *Purpose.* The purpose of the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan (the "Plan") is to promote the interests of Mattel, Inc., a Delaware corporation ("Mattel"), and its stockholders by enabling the Company to offer an opportunity to employees, Outside Directors, and Consultants to receive grants of equity-based and cash-based incentive awards, so as to better attract, retain, and reward them, to align the individual interests of the employees, Outside Directors and Consultants to those of Mattel stockholders and to provide such individuals with an incentive for outstanding performance to generate superior returns to Mattel stockholders.

2.  *Definitions.* For purposes of the Plan, the following terms shall have the meanings set forth below.

    (a)  "Affiliate" means a corporation or other entity controlled by, controlling or under common control with, Mattel, other than a Subsidiary. For purposes of determining eligibility for grants of Non-Qualified Stock Options and Stock Appreciation Rights or whether a Participant has experienced a "separation from service" (as such term is defined and used in Code Section 409A), an Affiliate means a "service recipient" (within the meaning of Code Section 409A); provided that such definition of "service recipient" shall be determined by (a) applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 50 percent" instead of "at least 80 percent" each place it appears in Treasury Regulations Section 1.414(c)-2, and (b) where the use of the following modified definition is based upon legitimate business criteria, by applying Code Section 1563(a)(1), (2) and (3), for purposes of determining a controlled group of corporations under Code Section 414(b), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Code Section 1563(a)(1), (2) and (3), and by applying Treasury Regulations Section 1.414(c)-2, for purposes of determining trades or businesses (whether or not incorporated) that are under common control for purposes of Code Section 414(c), using the language "at least 20 percent" instead of "at least 80 percent" at each place it appears in Treasury Regulations Section 1.414(c)-2.

    (b)  "Annual Cash Retainer" has the meaning given in Section 15(b).

    (c)  "Annual Grant" has the meaning given in Section 14(a).

    (d)  "Annual Meeting" means an annual meeting of stockholders of Mattel.

    (e)  "Board" means the Board of Directors of Mattel.

    (f)  "Business Combination" has the meaning given in Section 18(b)(iii).

    (g)  "Cause" means (i) "Cause" as defined in the Participant's Individual Agreement, or (ii) if the Participant does not have an Individual Agreement or if it does not define "Cause," (A) a Participant's neglect of significant duties he or she is required to perform or a Participant's violation of a material Company policy; (B) the commission by a Participant of an act of dishonesty, fraud, misrepresentation or other act of moral turpitude; (C) a Participant's act or omission in the course of his or her employment which constitutes gross negligence; or (D) willful failure by a Participant to obey a lawful direction of the Board or the Company.

    (h)  "Change in Control" has the meaning given in Section 18(b), as modified by Section 18(c).

    (i)  "Code" means the United States Internal Revenue Code of 1986, as amended, the United States Treasury Regulations thereunder and other relevant interpretive guidance issued by the United States Internal Revenue Service or the United States Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.

 

(j)    "Code Section 162(m) Exemption" means the exemption from the limitation on deductibility imposed by Code Section 162(m) that is set forth in Code Section 162(m)(4)(C).

(k)    "Committee" means the committee designated by the Board to administer the Plan in accordance with Section 3(a) below.

(l)    "Common Stock" means the common stock of Mattel, $1.00 par value per share, or any security issued in substitution, exchange, or in lieu thereof.

(m)    "Company" means Mattel or any successor corporation, together with its Subsidiaries, as well as any Affiliate that is designated for participation in the Plan pursuant to Section 3(e), collectively or individually as the context requires.

(n)    "Consultant" means any consultant or adviser engaged to provide services to the Company or any Subsidiary that qualifies as a consultant under the applicable rules of the Securities and Exchange Commission for registration of shares on a Form S-8 Registration Statement.

(o)    "Corporate Transaction" has the meaning given in Section 17(a).

(p)    "Covered Employee" means any Participant who is or may be a "covered employee" (within the meaning of Code Section 162(m)(3)) in the tax year in which the Company is expected to claim a compensation deduction with respect to any Grant, as determined by the Committee.

(q)    "Disability" a Participant's Severance will be considered to have occurred because of Disability if: (i) in the case of a Participant who was (before his or her Severance) an employee of the Company, there has been a determination that the Participant is permanently disabled and entitled to benefits under the applicable group long-term disability plan of the Company or, if there is no such applicable plan, under any government plan, program or related laws and regulations applicable to the Participant; and (ii) in the case of a Participant who was (before his or her Severance) an Outside Director or other non-employee service provider, the Committee determines that the Participant's membership on the Board or status as a service provider has terminated as a result of his or her disability. Notwithstanding the foregoing, if a Severance that meets the foregoing definition of Disability is also a Retirement, it shall be treated for all purposes under the Plan as a Retirement and not a Disability. In addition, with respect to an Incentive Stock Option, Disability means a permanent and total disability as defined in Code Section 22(e)(3) and, with respect to all Grants, to the extent Grants are subject to Code Section 409A, "disability" within the meaning of Code Section 409A. For the avoidance of doubt, a Severance that occurs by reason of a Participant's voluntary termination of his or her employment with the Company during his or her Disability shall not be considered to have occurred because of Disability.

(r)    "Disaffiliation" means a Subsidiary's or Affiliate's ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by Mattel, of the stock of a Subsidiary or Affiliate) or a sale of a division of the Company.

(s)    "Dividend Equivalent" means a right, granted pursuant to Section 12, to receive payments, in cash or Common Stock, representing the dividends and other distributions with respect to a specified number of hypothetical shares of Common Stock, as and when such other dividends and other distributions are actually made to holders of Common Stock.

(t)    "Exchange Act" means the United States Securities Exchange Act of 1934, as amended and in effect from time to time, or any successor statute.

(u)    "Fair Market Value" means, unless a different method or value is determined by the Committee or required under applicable law, the closing price of the Common Stock on the Nasdaq Stock Market at the close of normal trading hours for that day, or, if the Nasdaq Stock Market is closed on that day, the last preceding day on which the Nasdaq Stock Market was open.

(v)    "Free-Standing Stock Appreciation Right" means a Stock Appreciation Right not granted in conjunction with an Option.

(w)    "Full-Value Grant" means any Grant other than an Option or Stock Appreciation Right.

(x)    "Full-Value Share Debiting Rate" has the meaning given in Section 5(b)(i).

(y)  "Grant" means an award of an Option, Restricted Stock, Restricted Stock Units, Stock Appreciation Right, Dividend Equivalents, a Performance Award or unrestricted shares of Common Stock under the Plan. All Grants shall be evidenced by, and subject to the terms of, a written agreement, which agreement may (i) include, in the Company's discretion, restrictive covenants, where lawful, and (ii) define additional Activities Against the Company's Interest (within the meaning of Section 19(c)). Any reference herein to an agreement in writing shall be deemed to include an electronic writing to the extent permitted by applicable law.

(z)  "Incentive Stock Option" means an option to purchase Common Stock that is specifically designated as an incentive stock option under Code Section 422 and that qualifies as such.

(aa)  "Incumbent Board" has the meaning given in Section 18(b)(ii).

(bb)  "Individual Agreement" of a Participant means any individual employment or severance agreement between the Company and the Participant or a Company severance arrangement applicable to the Participant.

(cc)  "Involuntary Retirement" means the Severance of a Participant that is classified by the Company in its human resources database as an involuntary separation and that qualifies as a Retirement.

(dd)  "Mattel" has the meaning given in Section 1 above.

(ee)  "Non-Qualified Stock Option" means an option to purchase Common Stock that is specifically designated as not being an Incentive Stock Option or that is designated as an Incentive Stock Option but fails to qualify as such.

(ff)  "Option" means an Incentive Stock Option or a Non-Qualified Stock Option.

(gg)  "Outside Director" means a director of Mattel who is not also an employee of the Company.

(hh)  "Outstanding Mattel Common Stock" has the meaning given in Section 18(b)(i).

(ii)  "Outstanding Mattel Voting Securities" has the meaning given in Section 18(b)(i).

(jj)  "Participant" means a person who has received a Grant.

(kk)  "Performance Award" means a cash bonus award, stock bonus award, performance award or other incentive award that is paid in cash, shares of Common Stock or a combination of both, awarded under Section 13.

(ll)  "Performance Goals" means performance goals established by the Committee in connection with any Grant. In the case of Qualified Performance-Based Grants, (i) such goals shall be based on one or more of the following business criteria with respect to Mattel, any Subsidiary or Affiliate or any of their respective worldwide operations, regional operations, country specific operations and/or subsidiaries, business units, affiliates, corporations, divisions or employees and/or brands, groups of brands or specific brands: net operating profit after taxes ("NOPAT"); NOPAT less a capital charge; return on capital employed; revenue; earnings per share; earnings per share before or after funding for some or all of the Company's incentive programs; operating profit; operating profit less a charge on one or more of the following items: working capital, inventory or receivables; net income; return on equity; cash flow return on investment; return on invested capital or assets; fair market value of stock; total stockholder return; EBIT; EBITA; EBITDA; OBIT; OBITDA; operating margin, gross margin, cash margin, cash generation; free cash flow; unit volume; market share; sales; asset quality; return on assets; return on operating assets; cost-saving levels; operating income; marketing-spending efficiency; core non-interest income; change in working capital; sales and sales unit volume; and strategic partnerships and transactions and marketing initiatives, any of which may be measured either in absolute terms or as compared to any incremental increase or decrease or as compared to results of other companies or to market performance indicators or indices; and (ii) such Performance Goals shall be set by the Committee within the time period prescribed by Code Section 162(m) and the regulations promulgated thereunder.

(mm)  "Person" has the meaning given in Section 18(b)(i).

(nn)  "Plan" means this Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan, as it may be amended or amended and restated from time to time.

 

(oo) "Program" means any program adopted by the Committee pursuant to the Plan containing the terms and conditions intended to govern a specified type of Grant awarded under the Plan and pursuant to which such type of Grant may be awarded under the Plan.

(pp) "Qualified Performance-Based Grant" means a Grant intended to qualify for the Section 162(m) Exemption, as provided in Section 20.

(qq) "Recapture" has the meaning given in Section 19(a).

(rr) "Rescission" has the meaning given in Section 19(a).

(ss) "Restricted Stock" means shares of Common Stock issued pursuant to Section 11 below that are subject to restrictions on ownership.

(tt) "Restricted Stock Units" means a Grant denominated in hypothetical shares of Common Stock granted pursuant to Section 11 below, to be settled, subject to the terms and conditions of the Restricted Stock Units, either by delivery of shares of Common Stock or by the payment of cash based upon the Fair Market Value of a specified number of shares, or a combination.

(uu) "Retirement" means the Severance of a Participant who is an employee of the Company or an Outside Director, other than as a result of the Participant's death or termination by the Company for Cause, at a time when the Participant has (i) attained at least 55 years of age, and (ii) completed at least five Years of Service. Notwithstanding the foregoing, the Committee may establish such other criteria governing the occurrence of a Retirement for purposes of the Plan, in its sole discretion.

(vv) "Rule 16b-3" means Rule 16b-3 promulgated by the Securities and Exchange Commission under the Exchange Act and as amended from time to time.

(ww) "Section 16 Officer" means a person or entity that is subject to the provisions of Section 16 of the Exchange Act.

(xx) "Section 409A Grant" has the meaning given in Section 21(d).

(yy) "Severance" of a Participant means (i) for purposes of Grants made to a Participant as compensation for services as an employee of the Company, that the Participant has ceased to be an employee of the Company for any reason, regardless of whether the Participant serves as an other service provider to the Company thereafter; *provided, however*, that a Participant who continues to serve as an Outside Director immediately after such Participant has ceased to be an employee of the Company shall not be considered to have had a Severance with the Company by reason of such Participant ceasing to be an employee of the Company; (ii) for purposes of Grants made to a Participant as compensation for services as an Outside Director, that the Participant has ceased to be an Outside Director for any reason, and is neither employed by, nor providing services to, the Company in any other capacity; and (iii) for purposes of Grants made to a Participant as compensation for services in any capacity other than as an employee of the Company or an Outside Director, that the Participant has ceased (in the sole and absolute judgment and discretion of the Company) to provide such services, and is neither employed by the Company nor serving as an Outside Director. Severance shall be considered to occur at the close of business on the day on which the applicable relationship to the Company ends, whether or not that day is also the Participant's last day worked (regardless of whether or not his or her Severance is later found to be invalid or in breach of applicable laws, rules and regulations governing the Participant's employment or the performance of services or any applicable agreement governing the Participant's employment or the performance of services) and shall not be extended by any notice period; provided, that the Company may in its sole discretion establish in writing a different date on which a particular Participant's Severance shall be considered to occur. If a Participant is employed by or providing services to a Subsidiary or Affiliate that ceases to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of a Subsidiary), the relationship of the Participant to the Company as an employee or service-provider, as applicable, shall be considered to have ended as a result of that cessation unless that relationship is transferred to Mattel or one of its continuing Subsidiaries or Affiliates in connection therewith. Notwithstanding the foregoing, with respect to any Grant subject to Code Section 409A (and not exempt therefrom), "Severance" of a Participant means a Participant's "separation from service" (as such term is defined and used in Code Section 409A).

(zz)    "Share Change" has the meaning given in Section 17(a).

(aaa)   "Stock Appreciation Right" means a right granted pursuant to Section 8 below to receive a payment in cash, shares of Common Stock or any combination thereof with respect to a specified number of shares of Common Stock equal to the excess of the Fair Market Value of the Common Stock on the date the right is exercised over the exercise price of the Stock Appreciation Right.

(bbb)   "Subsidiary" means any corporation (other than Mattel) in an unbroken chain of corporations beginning with Mattel if each of the corporations (other than the last corporation in the unbroken chain) owns stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other corporations in the chain, as determined in accordance with the rules of Code Section 424(f).

(ccc)   "Substitute Grant" has the meaning given in Section 5(a). Such Substitute Grants shall be on such terms and conditions as the Committee may prescribe, subject to compliance with the Incentive Stock Option requirements of Code Section 422 and the nonqualified deferred compensation requirements of Code Section 409A, where applicable.

(ddd)   "Tandem Stock Appreciation Right" means a Stock Appreciation Right granted in conjunction with an Option.

(eee)   "Ten Percent Stockholder" means any person who owns (after taking into account the constructive ownership rules of Code Section 424(d)) more than ten percent of the capital stock of Mattel or of any of its Subsidiaries or "parent corporation" (as defined in Code Section 424(e)).

(fff)   "Term" means the period of time from the date of grant of an Option or Stock Appreciation Right through the latest date on which it may be exercised, as determined by the Committee.

(ggg)   "Termination" has the meaning given in Section 19(a).

(hhh)   "2005 Plan" means the Mattel, Inc. 2005 Equity Compensation Plan, as amended.

(iii)   "2010 Annual Meeting" means the Annual Meeting that occurs in 2010.

(jjj)   "Years of Service" of a Participants shall mean the aggregate period of time, expressed as a number of whole years and fractions thereof, during which the Participant served without interruption as an employee of the Company and/or an Outside Director; provided, that a period of such service before an interruption shall be included in determining Years of Service to the extent such service is recognized under the Company's applicable general policy with respect to service recognition.

3.  *Administration.*

(a)    The Plan shall be administered by the Compensation Committee of the Board, or such other committee of Board members as the Board may designate from time to time (the "Committee"); provided, that the Committee shall at all times have at least three members; that the members of the Committee shall all qualify as "non-employee directors" for purposes of Rule 16b-3 and "outside directors" for purposes of and within the meaning of Code Section 162(m), and shall meet the independence requirements of the listing standards of the Nasdaq Stock Market; and that the Committee may include all members of the Board, if they all meet the foregoing requirements, *provided*, that any action taken by the Committee shall be valid and effective, whether or not members of the Committee at the time of such action are later determined not to have satisfied the requirements for membership set forth in this Section 3(a) or otherwise provided in any charter of the Committee.

(b)    The Committee may conduct its meetings in person or by telephone. Except to the extent provided in the charter of the Committee, one-third of the members of the Committee shall constitute a quorum, and any action shall constitute the action of the Committee if it is authorized by a majority of the members present at any meeting or by all of the members in writing without a meeting.

(c)    The Committee is authorized to construe and interpret the Plan, the rules and regulations under the Plan, and all Grants under the Plan; and to adopt, amend and rescind rules and procedures relating to the administration of the Plan as, in its opinion, may be advisable in the administration of the Plan; and, except as provided herein, to make all other determinations deemed necessary or advisable under the Plan. All actions of the Committee in connection with the construction, interpretation and administration of the Plan and the Grants shall be final, conclusive, and binding upon all parties.

 

(d)     The Committee may, except to the extent prohibited by its charter, applicable laws or regulations or the listing standards of the Nasdaq Stock Market, allocate all or any portion of its responsibilities and powers to any one or more of its members or to any other person or persons selected by it, including without limitation to the Chief Executive Officer of Mattel. Any such delegation may be limited or indefinite in duration, as the Committee shall determine, but shall be subject to revocation by the Committee, at any time. Notwithstanding the foregoing, the Committee shall not make any delegation of its authority with regard to the granting of Grants to Section 16 Officers, except to the extent permitted by Rule 16b-3, nor shall it delegate its authority with respect to Qualified Performance-Based Grants, except to the extent permitted by the Code Section 162(m) Exemption.

(e)     The Committee may, but need not, designate any Affiliate to participate in the Plan.

(f)     The Committee, in its sole discretion, shall have the power and authority to adopt one or more Programs under the Plan from time to time containing such terms and conditions as the Committee may determine or deem appropriate in its discretion.

4.     *Duration of Plan.*

(a)     The 2010 Equity and Long-Term Compensation Plan is effective as of the date of the 2010 Annual Meeting (the "Effective Date"); the Amended and Restated 2010 Equity and Long-Term Compensation Plan shall be effective as of the date of the Annual Meeting that occurs in 2015, provided that it is approved by Mattel's stockholders on that date.

(b)     Unless terminated earlier pursuant to Section 23, the Plan shall terminate on March 26, 2025, except with respect to Grants then outstanding.

5.     *Shares Available; Vesting Limitations.*

(a)     *Aggregate Limit*. The maximum number of shares of Common Stock which may be issued pursuant to Grants under the Plan shall be equal to the sum of (x) 120.2 million shares of Common Stock and (y) the number of shares of Common Stock which as of the Effective Date remained available for issuance under the 2005 Plan (the "Overall Share Limit"). The number of shares authorized for grant as Incentive Stock Options shall be no more than the Overall Share Limit. The foregoing shall be subject to adjustment as provided below in this Section 5 and in Section 17. Notwithstanding the foregoing, if a Grant (a "Substitute Grant") is made pursuant to the conversion, replacement or adjustment of outstanding equity awards in connection with any acquisition, merger or other business combination or similar transaction involving the Company, the Overall Share Limit shall not be reduced as a result, to the extent the Substitute Grant is permitted without stockholder approval by the listing standards of the Nasdaq Stock Market.

(b)     *General Share-Counting Rules.*

(i)     A Full-Value Grant shall reduce the number of shares available under the Plan by the Full-Value Share Debiting Rate multiplied by the number of shares that are subject to the Grant, and an Option or Stock Appreciation Right shall reduce the number of shares available under the Plan by one share for each share that is subject to the Grant (for the avoidance of doubt, in the event that a Stock Appreciation Right may be settled in shares, the number of shares deemed subject to the Grant for purposes of this sentence shall be the number of shares with respect to which such Stock Appreciation Right may be exercised and not the number of shares that may be distributed in settlement of such exercise). The "Full-Value Share Debiting Rate" means:

(A)     with respect to Full-Value Grants granted prior to March 1, 2019, three (3.0); and

(B)     with respect to Full- Value Grants granted on or after March 1, 2019 but on or prior to March 1, 2020, two and seven-tenths (2.7);

(C)     with respect to Full-Value Grants granted after March 1, 2020 but on or prior to March 1, 2021, two and thirty-five-hundredths (2.35);

(D)     with respect to Full-Value Grants granted after March 1, 2021, one and ninety-hundredths (1.90).

(ii) Notwithstanding anything to the contrary contained herein, the following shares of Common Stock shall be counted against the number of shares available under the Plan and shall not be added back to the shares authorized for grant under this Section 5: (A) shares tendered by the Participant in payment of the grant or exercise price of an Option or other Grant, (B) shares tendered by the Participant or withheld by the Company to satisfy any tax withholding obligation with respect to a Grant and (C) shares purchased on the open market with the cash proceeds from the exercise of Options. To the extent that the Company grants Restricted Stock, any shares subject to the Restricted Stock repurchased by the Company under Section 11(c)(iii) at the same price paid by the Participant so that such shares are returned to the Company shall again be available for Grants.

(c) *Addbacks Relating to Options and Stock Appreciation Rights.* If any Option (with or without a Tandem Stock Appreciation Right) or Free-Standing Stock Appreciation Right is forfeited or otherwise terminates or expires without having been exercised, or is settled for cash, the shares subject to that Grant shall again be available for Grants under the Plan. Notwithstanding the provisions of this Section 5, no shares may again be optioned, granted or awarded if such action would cause an Incentive Stock Option to fail to qualify as an incentive stock option under Code Section 422.

(d) *Addbacks Relating to Full-Value Grants.* To the extent that a Full-Value Grant is forfeited or otherwise terminates or expires without *shares* having been issued, or is settled for cash, the number of shares available under the Plan shall be increased by the Full-Value Share Debiting Rate actually used for such Full-Value Grant to reduce the number of shares available under the Plan, multiplied by the number of shares subject to such Full-Value Grant that is forfeited, not issued or is settled in cash.

(e) *Individual Limit.* Notwithstanding any provision in the Plan to the contrary, subject to adjustment as provided below in Section 17, the maximum number of shares as to which Grants (i.e., Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Dividend Equivalents, Performance Awards or unrestricted shares of Common Stock) may be made to a single Participant in a single calendar year is five million, and the maximum aggregate amount of cash that may be paid in cash during any calendar year with respect to one or more cash-based Grants payable is $20,000,000. Notwithstanding any provision in the Plan to the contrary, the sum of the aggregate grant date fair value of equity-based Grants and the amount of any cash-based Grants or other cash fees that may be granted or paid to a single Outside Director as compensation for services as an Outside Director in a single calendar year shall not exceed $750,000. To the extent required by Section 162(m) of the Code, shares subject to awards which are canceled shall continue to be counted against this limit.

(f) *Stock Distributed.* Any Common Stock distributed pursuant to a Grant may consist, in whole or in part, of authorized and unissued Common Stock, treasury Common Stock or Common Stock purchased on the open market.

(g) *Award Vesting Limitations.* Notwithstanding any other provision of the Plan to the contrary, but subject to Sections 17 and 18 of the Plan, Grants made under the Plan on or after the effective date of the First Amendment to the Plan (the "Amendment Date") shall vest no earlier than the first anniversary of such Grant's date of grant; provided, however, that, notwithstanding the foregoing, Grants that result in the issuance of an aggregate of up to 5% of the shares of Common Stock available pursuant to this Section 5 (as such number of shares of Common Stock may be increased from time to time in accordance with the Plan) may be granted to any one or more Participants without respect to such minimum vesting provisions. For purposes of Grants to non-employee directors, a vesting period will be deemed to be one year if it runs from the date of one Annual Meeting to the next Annual Meeting. Notwithstanding the foregoing, nothing in this Section 5(g) shall preclude or limit any Grant or other arrangement (or any action by the Committee) from providing for accelerated vesting of such Grant in connection with or following a Participant's death, Disability or Severance.

6. *Eligibility.* Persons eligible to receive Grants under the Plan shall consist of employees of the Company, Outside Directors, and Consultants. However, Incentive Stock Options may only be granted to individuals who are employees of Mattel or a Subsidiary, and Grants to Outside Directors for service as such shall be made only pursuant to Sections 14 and 15 below.

7. *Options.*

(a) Grants of Options under the Plan shall be made on such terms and in such form as the Committee may approve, which shall not be inconsistent with the provisions of the Plan, but which need not be identical from Option to Option.


(b)     The exercise price per share of Common Stock purchasable under an Option shall be set forth in the Option. Except in the case of Substitute Grants, the per-share exercise price of a Non-Qualified Stock Option shall be no less than 100% of the Fair Market Value of a share of Common Stock on the date of grant, and the per-share exercise price of an Incentive Stock Option, shall be no less than:

(i)     110% of the Fair Market Value of a share of Common Stock on the date of grant in the case of a Ten Percent Stockholder; or

(ii)    100% of the Fair Market Value of a share of Common Stock on the date of grant in the case of any employee who is not a Ten Percent Stockholder.

(c)     Except in the case of Substitute Grants, the aggregate Fair Market Value (determined as of the date of grant) of the number of shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year shall not exceed $100,000 or such other limit as may be required by Code Section 422.

(d)     The timing and conditions for vesting and/or exercisability of Options shall be determined by the Committee, and may include continued services to the Company for a specified period and/or the achievement of one or more Performance Goals, or such other events or requirements as the Committee may determine.

8.    *Stock Appreciation Rights.*

(a)     Stock Appreciation Rights may be granted as Tandem Stock Appreciation Rights in conjunction with all or part of an Option granted under the Plan, or as Free-Standing Stock Appreciation Rights. Tandem Stock Appreciation Rights associated with Non-Qualified Stock Options may be granted either at the time the Non-Qualified Stock Option is granted or thereafter. Tandem Stock Appreciation Rights associated with Incentive Stock Options may be granted only at the time the Incentive Stock Option is granted.

(b)     A Tandem Stock Appreciation Right shall have the same exercise price as, and shall vest, be exercisable and terminate, at the same time as the associated Option. The exercise of a Tandem Stock Appreciation Right in whole or in part shall result in the termination of the associated Option to the same extent, and vice versa.

(c)     Except in the case of Substitute Grants, the per-share exercise price of a Free-Standing Stock Appreciation Right shall be no less than 100% of the Fair Market Value of a share of Common Stock on the date of grant. The timing and conditions for vesting and/or exercisability of a Free-Standing Stock Appreciation Right shall be determined by the Committee, and may be conditioned upon continued services to the Company and/or the achievement of one or more Performance Goals, or such other events or requirements as the Committee may determine.

9.    *Exercise of Options and SARs.*

(a)     Options and Stock Appreciation Rights shall be exercised by following such procedures as may be established by Mattel from time to time, including through any automated system that Mattel may establish for itself or using the services of a third party, such as a system using an internet website or interactive voice response. Such procedures may be different for different Participants, different groups of Participants, and/or different Grants.

(b)     In order to exercise an Option, the holder thereof must make full payment of the exercise price in accordance with such methods as the Committee may approve from time to time. As of the Effective Date, the following methods by which payment may be made are:

(i)     cash; and

(ii)    by the delivery to Mattel or its designated agent of a written or electronic notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to shares of Common Stock then issuable upon exercise of an Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the aggregate payments required; provided, that payment of such proceeds is then made to the Company upon settlement of such sale.

(c)   The Committee may establish such procedures as it deems appropriate for the exercise of Options and Stock Appreciation Rights (i) by the guardian or legal representative of a Participant who is incapacitated (regardless of whether such incapacity constitutes Disability), and (ii) by a transferee thereof as contemplated by Section 16.

10.   *Termination of Options and Stock Appreciation Rights; Effect of Severance.*

(a)   Each Option and Stock Appreciation Right shall terminate not later than the end of its Term. Unless a shorter term is specifically provided for by the Committee, the Term of an Option or Stock Appreciation Right shall end on the tenth anniversary of the date of grant or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, on the fifth anniversary of the date of grant.

(b)   Except to the extent the Committee specifically establishes otherwise for an Option or Stock Appreciation Right, subject to Section 19 (including Section 19A) below, and except as otherwise required by an Individual Agreement, the consequences of the Severance of a Participant shall be as follows:

(i)   in the case of the Participant's Severance for Cause, all of the Participant's then-outstanding Options and Stock Appreciation Rights (whether vested or unvested) shall terminate immediately;

(ii)   in the case of the Participant's Severance as a result of his or her Retirement, death or Disability (A) all of the Participant's then-outstanding Options and Stock Appreciation Rights that were granted at least six months before the date of Severance shall become fully vested and exercisable immediately, and shall remain exercisable until the earlier of (I) the fifth anniversary of the date of Severance and (II) the end of the applicable Term, (B) all of the Participant's other then-outstanding vested Options and Stock Appreciation Rights shall remain exercisable until the earlier of (I) the 90th day after the date of the Severance and (II) the end of the applicable Term, and (C) all of the Participant's other then-outstanding unvested Options and Stock Appreciation Rights shall terminate immediately; and

(iii)   in the case of the Participant's Severance for any other reason, (A) all of the Participant's then-outstanding vested Options and Stock Appreciation Rights shall remain exercisable until the earlier of (I) the 90th day after the date of the Severance and (II) the end of the applicable Term, and (B) all of the Participant's then-outstanding unvested Options and Stock Appreciation Rights shall terminate immediately.

(c)   Notwithstanding the foregoing, except to the extent the Committee specifically establishes otherwise for an Option or Stock Appreciation Right and except as otherwise required by an Individual Agreement, the 90-day periods referred to in clauses (ii) and (iii) of Section 10(b) above shall be extended to a two-year period if the Severance occurs during the 24-month period following a Change in Control.

11.   *Restricted Stock and Restricted Stock Units.*

(a)   *In General.* The Committee may issue Grants of Restricted Stock and Restricted Stock Units upon such terms and conditions as it may deem appropriate, which terms need not be identical for all such Grants. The timing and conditions for vesting of such Grants shall be determined by the Committee, and may include continued services to the Company for a specified period and/or the achievement of one or more Performance Goals, or such other events or requirements as the Committee may determine.

(b)   *Restricted Stock in General.* Restricted Stock may be sold to Participants, or it may be issued to Participants without the receipt of any consideration, to the extent permitted by applicable laws and regulations. If the Participant is required to give any consideration, the payment shall be in the form of cash or such other form of consideration as the Committee shall deem acceptable, such as the surrender of outstanding shares of Common Stock owned by the Participant. A Participant may not assign or alienate his or her interest in the shares of Restricted Stock prior to vesting. Otherwise, the Participant shall have all of the rights of a stockholder of Mattel with respect to the Restricted Stock, including the right to vote the shares and to receive any dividends (subject to Section 12(a) of the Plan).

 

(c)   *Consequences of Severance for Restricted Stock.* Except to the extent the Committee specifically establishes otherwise for a Grant of Restricted Stock, subject to Section 19 (including Section 19A) below, and except as otherwise required by an Individual Agreement, the consequences of the Severance of a Participant shall be as follows:

    (i)   in the case of the Participant's Severance as a result of his or her death or Disability, all of the Participant's then-outstanding unvested Restricted Stock that was granted at least six months before the date of Severance shall be immediately vested and all of the Participant's other then-outstanding unvested Restricted Stock shall be immediately forfeited; and

    (ii)   in all other cases, all of the Participant's then-outstanding unvested Restricted Stock shall be immediately forfeited.

    (iii)   to the extent a price was paid by the Participant for the Restricted Stock, upon the Participant's Severance during the restriction period of the Restricted Stock, the Company shall have the right to repurchase from the Participant any unvested Restricted Stock then subject to restrictions at a cash price equal to the price per share paid by the Participant for such Restricted Stock, or such other amount as may be specified in the applicable Program or Restricted Stock agreement.

(d)   *Restricted Stock Units.* A Participant may not assign or alienate his or her interest in Restricted Stock Units, and shall not have any of the rights of a stockholder of Mattel with respect to the Restricted Stock Units unless and until shares of Common Stock are actually delivered to the Participant in settlement thereof. Except to the extent the Committee establishes otherwise for a Grant of Restricted Stock Units, each Restricted Stock Unit shall be settled no later than the fifteenth day of the third month after the end of the calendar year in which such Restricted Stock Unit ceases to be subject to a "substantial risk of forfeiture" within the meaning of Code Section 409A. To the extent that settlement of a Restricted Stock Unit is at a later date, the terms and conditions of the Restricted Stock Unit shall be established and interpreted in accordance with Section 21 below.

(e)   *Consequences of Severance for Restricted Stock Units.* Except to the extent the Committee specifically establishes otherwise for a Grant of Restricted Stock Units, subject to Section 19 (including Section 19A) below, and except as otherwise required by an Individual Agreement, the consequences of the Severance of a Participant shall be as follows:

    (i)   in the case of the Participant's Severance for Cause, all of the Participant's then-outstanding unvested Restricted Stock Units shall be immediately forfeited;

    (ii)   in the case of the Participant's Severance as a result of his or her Involuntary Retirement, death or Disability, all of the Participant's then-outstanding unvested Restricted Stock Units that were granted at least six months before the date of Severance shall be immediately vested and settled in cash or Common Stock, as provided in the terms thereof; and

    (iii)   in all other cases, all of the Participant's then-outstanding unvested Restricted Stock Units shall be immediately forfeited.

12.   *Dividends and Dividend Equivalents.*

(a)   Notwithstanding anything herein to the contrary, the Committee may make any and all dividends and distributions with respect to Grants under the Plan (including, but not limited to, Grants of Restricted Stock) subject to vesting conditions, which may be the same as or different from the vesting conditions applicable to the underlying Grant; provided, that, notwithstanding anything herein to the contrary, any dividends payable with respect to any Grant or any portion of a Grant may only be paid to the Participant to the extent that the vesting conditions applicable to such Grant or portion thereof are subsequently satisfied and the Grant or portion thereof to which such dividend relates vests, and any dividends with respect to any Grant or any portion thereof that does not become vested shall be forfeited.

(b)   The Committee may include Dividend Equivalents on shares of Common Stock that are subject to Grants, and may make separate Grants of Dividend Equivalents with respect to a specified number of hypothetical shares. The Committee shall specify in the Grant such terms as it deems appropriate regarding the Dividend Equivalents, including when and under what conditions the Dividend Equivalents shall be paid, whether any interest accrues on any unpaid Dividend Equivalents, and whether they shall be paid in cash or in shares of Common Stock or a combination thereof; provided, that, notwithstanding anything herein to the contrary, Dividend Equivalents with respect to Grants (or any portion thereof) that are not vested at the time that the underlying dividend is paid may only be paid to the Participant to the extent that the applicable vesting conditions are subsequently satisfied and the Grant (or portion thereof) vests, and any Dividend Equivalents with respect to any portion of a Grant that does not become vested shall be forfeited. Unless the Committee otherwise specifies in the Grant, Dividend Equivalents shall be paid to the Participant no later than the later of the fifteenth day of the third month following the end of the calendar year in which the Dividend Equivalents are credited or the fifteenth day of the third month following the end of the calendar year in which the related Grant vests. Any Dividend Equivalents shall be treated separately from the right to other amounts under the Grant for purposes of the designation of time and form of payment required by Code Section 409A.

(c)     Notwithstanding anything in the foregoing to the contrary, neither dividends nor Dividend Equivalents shall be granted, paid or payable in respect of outstanding Options or Stock Appreciation Rights.

13.   *Performance Awards.*

(a)     The Committee is authorized to grant Performance Awards and to determine whether such Performance Awards shall be a Qualified Performance-Based Grant. The value of Performance Awards may be linked to any one or more of the Performance Goals or other specific criteria determined by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Performance Awards may be paid in cash, shares of Common Stock, or a combination of both, as determined by the Committee.

(b)     Without limiting Section 13(a), the Committee may grant Performance Awards in the form of a cash bonus payable upon the attainment of objective Performance Goals, or such other criteria, whether or not objective, which are established by the Committee, in each case on a specified date or dates or over any period or periods determined by the Committee. Any such bonuses paid to a Participant which are intended to be Qualified Performance-Based Grants shall be based upon objectively determinable bonus formulas established in accordance with the provisions of Section 20.

(c)     With respect to Performance Awards in the form of a cash bonus payable upon the attainment of objective Performance Goals, the Committee shall have the right to reduce (but not to increase) or eliminate the amount payable at a given level of performance to take into account additional factors that the Committee may deem relevant, including the assessment of individual or corporate performance for the performance period, in determining the amount earned pursuant to such Performance Award.

14.   *Outside Directors.* Grants may be made to Outside Directors only in accordance with this Section 14 and Section 15(b). The terms and conditions of Grants to Outside Directors shall be the same as those provided for elsewhere in the Plan, except as specifically provided otherwise in this Section 14.

(a)     Effective on the date of each Annual Meeting, each Outside Director shall receive a Grant (the "Annual Grant") of (i) Non-Qualified Stock Options and/or (ii) Restricted Stock, and/or (iii) Restricted Stock Units as determined by the Committee or the Board pursuant to the written Summary of Compensation of the Non-Employee Members of the Board of Directors, or any successor summary or policy.

(b)     Each Option granted to an Outside Director pursuant to this Section 14 shall have a per-share exercise price equal to the Fair Market Value of a share of Common Stock on the date of grant. The applicable Outside Director's Option agreement shall govern the treatment of Annual Grants of Options upon an Outside Director's Severance.

(c)     The applicable Outside Director's Restricted Stock agreement and Restricted Stock Unit agreement shall govern the treatment of Annual Grants of Restricted Stock and Restricted Stock Units, respectively, upon an Outside Director's Severance.

15.   *Bonus Grants and Grants in Lieu of Compensation.*

(a)     The Committee is authorized to grant shares of Common Stock as a bonus, or to make Grants in lieu of Company obligations to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements. Such grants shall be upon such terms and conditions as the Committee may deem appropriate.

 

(b) Each Outside Director shall be eligible to be granted shares of Common Stock in lieu of all or a portion of his or her annual cash retainer fee for service on the Board ("Annual Cash Retainer"), subject to the following terms and conditions.

    (i) An Outside Director who has timely elected in advance, in accordance with the policies and procedures adopted by Mattel from time to time, to receive shares of Common Stock in lieu of all or a portion of such Outside Director's Annual Cash Retainer with regard to a given year shall be granted shares of Common Stock on the date the Annual Cash Retainer would have otherwise been paid by Mattel to the Outside Director. Such an election by the Outside Director shall be irrevocable with respect to the Annual Cash Retainer for such year.

    (ii) The number of shares of Common Stock granted pursuant to this Section 15(b) shall be the number of whole shares of Common Stock equal to the amount of the Outside Director's Annual Cash Retainer which the Outside Director has elected pursuant to clause (i) above to be payable in shares of Common Stock, divided by the Fair Market Value per share on the date of grant.

16. *Non-transferability of Grants.*

(a) No Option or Free-Standing Stock Appreciation Right shall be transferable by a Participant other than (i) upon the death of the Participant, or (ii) in the case of a Non-Qualified Stock Option or Free-Standing Stock Appreciation Right, as otherwise expressly permitted by the Committee; *provided, however*, that in no event may an Option or Free-Standing Stock Appreciation Right be transferable for consideration absent stockholder approval. A Tandem Stock Appreciation Right shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of the Plan, only by the applicable Participant, the guardian or legal representative of such Participant as provided in Section 9(c), or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 16(a), it being understood that the term "Participant" includes such guardian, legal representative and other transferee; provided, that references to employment or other provision of services to the Company (such as the terms "Disability," "Retirement" and "Severance") shall continue to refer to the employment of, or provision of services by, the original Participant.

(b) No other Grant shall be transferable except as specifically provided in the Grant; *provided, however*, that in no event may a Grant be transferable for consideration absent stockholder approval.

(c) The Company may establish such procedures for making beneficiary designations or such other rules and procedures as may be appropriate under applicable laws and regulations for the treatment of Grants upon the death of a Participant.

17. *Adjustments.*

(a) In the event of (i) a stock dividend, declaration of an extraordinary cash dividend, stock split, reverse stock split, share combination, or recapitalization or similar event affecting the capital structure of Mattel (each, a "Share Change"), or (ii) a merger, consolidation, acquisition of property or shares, separation, spinoff, reorganization, stock rights offering, liquidation, Disaffiliation, or similar event affecting Mattel or any of its Subsidiaries or Affiliates (each, a "Corporate Transaction"), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of shares of Common Stock or other securities reserved for Grants under the Plan, (B) the limitations set forth in Sections 5(a) and 5(e), (C) the number and kind of shares or other securities subject to outstanding Grants, (D) the exercise price of outstanding Options and Stock Appreciation Rights.

(b) In the case of Corporate Transactions, the adjustments pursuant to Section 17(a) may include, without limitation, (1) the cancellation of outstanding Grants in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Grants, as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of Mattel and securities of entities other than Mattel) for the shares subject to outstanding Grants; and (3) in connection with any Disaffiliation, arranging for the assumption of Grants, or replacement of Grants with new awards based on other property or other securities (including, without limitation, other securities of Mattel and securities of entities other than Mattel), by the affected Subsidiary or Affiliate by the entity that controls the affected Subsidiary, Affiliate or division following such Disaffiliation (as well as any corresponding adjustments to Grants that remain based upon Company securities).

(c)     Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 17(a) to Grants that are considered "deferred compensation" within the meaning of Code Section 409A shall be made in compliance with the requirements of Code Section 409A; (ii) any adjustments made pursuant to Section 17(a) to Grants that are not considered "deferred compensation" subject to Code Section 409A shall be made in such a manner as to ensure that after such adjustment, the Grants either (A) continue not to be subject to Code Section 409A or (B) comply with the requirements of Code Section 409A; and (iii) in any event, neither the Committee nor the Board shall have the authority to make any adjustments pursuant to Section 17(a) to the extent the existence of such authority would cause a Grant that is not intended to be subject to Code Section 409A at the time of Grant to be subject thereto.

18.     *Effect of Change in Control.*

(a)     In the event of a Change in Control, (i) with respect to Grants that are not Performance Vesting Awards (as defined below), unless a Qualifying Replacement Award is provided to the applicable Participant to replace the applicable Grant, any such Grant that is an Option or Stock Appreciation Right then outstanding shall vest and be fully exercisable as of the date of the Change in Control, any such Grant of Restricted Stock or Restricted Stock Units then outstanding shall be fully vested as of the date of the Change in Control, and any such Grant of Restricted Stock Units then outstanding shall (subject to Section 18(c)) be settled immediately (in cash or Common Stock, determined in the manner provided for in the terms thereof, but subject to Section 17); (ii) with respect to Grants that are not Performance Vesting Awards (other than Performance Vesting Awards that are replaced by Qualifying Replacement Awards and cease to be subject to performance-based vesting conditions), if a Qualifying Replacement Award is provided to the applicable Participant to replace such Grant, then, in the event that the Participant incurs a Severance by the Company without Cause within the 24-month period immediately following the Change in Control, then, any such Qualifying Replacement Award that relates to (x) Options or Stock Appreciation Rights outstanding as of immediately prior to the Participant's Severance shall become fully vested and exercisable as of the date of such Severance and remain exercisable until the earlier of (A) the second anniversary of the Severance and (B) the end of the applicable Term, and (y) Restricted Stock or Restricted Stock Units outstanding as of immediately prior to the Participant's Severance shall be fully vested as of the date of such Severance, and any such Qualifying Replacement Award that relates to Restricted Stock Units shall (subject to Section 18(c)) be settled immediately upon such Severance (in cash or Common Stock, determined in the manner provided for in the terms thereof, but subject to Section 17); and (iii) unless a Qualifying Replacement Award is provided to the applicable Participant to replace the applicable Grant, any Performance Vesting Award granted on or after the Amendment Date shall, immediately prior to, and subject to the consummation of, such Change in Control, vest and (subject to Section 18(c)) be settled immediately (in cash or Common Stock, determined in the manner provided for in the terms thereof, but subject to Section 17) based on the greater of (x) actual performance through the date of the Change in Control or (y) prorated target performance, with the number of shares based on a fraction, the numerator which is the number of days elapsed in the applicable performance period through the date of the Change in Control, and the denominator of which is the total number of days in the applicable performance period; in each case, subject to the terms of any Grant, Individual Agreement, Program or Section 18(c). Notwithstanding the foregoing, except to the extent that a Qualifying Replacement Award is not provided to the applicable Participant to replace the applicable Grant as set forth in this Section 18(a), (1) in no event shall any Grant granted on or after the Amendment Date provide for accelerated vesting or exercisability (as applicable) solely upon the occurrence of a Change in Control, and (2) in no event shall either the Board or the Committee accelerate the vesting or exercisability (as applicable) of any Grant, in whole or in part, solely upon the occurrence of a Change in Control. For purposes of the Plan, "Performance Vesting Award" means a Grant that is subject to performance-based vesting.

(b)     "Change in Control" means:

(i)     The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (A) the then-outstanding shares of Common Stock (the "Outstanding Mattel Common Stock") or (B) the combined voting power of the then-outstanding voting securities of Mattel entitled to vote generally in the election of directors (the "Outstanding Mattel Voting Securities"); provided, that for purposes of this subsection (i), the following shall not constitute a Change in Control: (1) any acquisition directly from Mattel, (2) any acquisition by Mattel or any corporation controlled by Mattel, (3) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by Mattel or any corporation controlled by Mattel, (4) any acquisition by a Person of 35% or more of either the Outstanding Mattel Common Stock or the Outstanding Mattel Voting Securities as a result of an acquisition of Common Stock by Mattel which, by reducing the number of shares of Common Stock outstanding, increases the proportionate number of shares beneficially owned by such Person to 35% or more of either the Outstanding Mattel Common Stock or the Outstanding Mattel Voting Securities; provided, that if a Person shall become the beneficial owner of 35% or more of either the Outstanding Mattel Common Stock or the Outstanding Mattel Voting Securities by reason of a share acquisition by Mattel as described above and shall, after such share acquisition by Mattel, become the beneficial owner of any additional shares of Common Stock, then such acquisition shall constitute a Change in Control or (E) any acquisition pursuant to a transaction which complies with clauses (A), (B) and (C) of subsection (iii) of this Section 18(b); or

(ii)     Individuals who, as of the date hereof, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; *provided, however*, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by Mattel's stockholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; or

(iii)    Consummation by Mattel of a reorganization, merger or consolidation or sale or other deposition of all or substantially all of the assets of Mattel or the acquisition of assets of another entity (a "Business Combination"), in each case, unless, following such Business Combination, (A) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Mattel Common Stock and Outstanding Mattel Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of, respectively, the then-outstanding shares of common stock and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns Mattel or all or substantially all of Mattel's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Mattel Common Stock and Outstanding Mattel Voting Securities, as the case may be, (B) no Person (excluding any employee benefit plan (or related trust) of Mattel or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 35% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (C) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or

(iv)    Approval by the stockholders of Mattel of a complete liquidation or dissolution of Mattel.

(c)    Notwithstanding the foregoing, with respect to any Grant that provides for the deferral of compensation and is subject to Code Section 409A, (i) if a Change in Control constitutes a payment event with respect to such Grant, the transaction or event described in Section 18(b) with respect to such Grant must, for purposes of such payment event, also constitute a "change in control event," as defined in Treasury Regulation §1.409A-3(i)(5) to the extent required by Section 409A, and (ii) the settlement provisions of this Section 18 shall not apply to such Grant and the settlement of such Grant shall be governed by the applicable Grant agreement, it being understood that this Section 18(c) shall not limit application of the vesting provisions of this Section 18 to any such Grant

(d)    "Qualifying Replacement Award" means an award that (i) is of the same type as the Grant it is replacing (the "Replaced Award"), (ii) has a value that is no less than the value of such Replaced Award as of the date of the applicable Change in Control, (iii) if such Replaced Award was an equity-based award, relates to publicly traded equity securities of the Company or of the ultimate parent entity, as applicable, following such Change in Control, (iv) contains terms relating to vesting (including with respect to a Severance) that are no less favorable to the applicable Participant than those of such Replaced Award, and (v) has other terms and conditions that are no less favorable to the applicable Participant than the terms and conditions of such Replaced Award as of the date of such Change in Control. Without limiting the generality of the foregoing, a Qualifying Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding sentence are satisfied. The determination of whether the conditions of this paragraph are satisfied shall be made by the Committee, as constituted immediately before the applicable Change in Control, in its sole discretion."

19. *Termination, Rescission and Recapture.*

(a) Each Grant under the Plan is intended to align the Participant's long-term interests with the long-term interests of the Company. If a Participant engages in certain activities discussed below, the Participant is acting contrary to the long-term interests of the Company. Accordingly, except as otherwise expressly provided in the Grant or as otherwise required by an Individual Agreement or Program, Mattel may terminate any outstanding, unexercised, unexpired, unpaid, or deferred Grant ("Termination"), rescind any exercise, payment or delivery pursuant to the Grant ("Rescission") or recapture any cash or any Common Stock (whether restricted or unrestricted) or proceeds from the Participant's sale of Common Stock acquired pursuant to the Grant ("Recapture"), as more fully described below.

(b) Each Participant shall comply with any agreement or undertaking regarding inventions, intellectual property rights, and/or proprietary or confidential information or material that the Participant signed or otherwise agreed to in favor of the Company.

(c) A Participant will be acting contrary to the long-term interests of the Company if, during the restricted period set forth below, a Participant engages in any of the following activities in, or directed into, any State, possession or territory of the United States of America or any country in which the Company operates, sells products or does business:

(i) while employed by the Company, the Participant renders services to or otherwise directly or indirectly engages in or assists, any organization or business that is or is working to become competitive with the Company;

(ii) while employed by the Company or at any time thereafter, the Participant (A) uses any confidential information or trade secrets of the Company to render services to or otherwise engage in or assist any organization or business that is or is working to become competitive with the Company or (B) solicits away or attempts to solicit away any customer or supplier of the Company if in doing so, the Participant uses or discloses any of the Company's confidential information or trade secrets;

(iii) while employed by the Company, the Participant solicits or attempts to solicit any non-administrative employee of the Company to terminate employment with the Company or to perform services for any organization or business that is or is working to become competitive with the Company; or

(iv) during a period of one year following the Participant's termination of employment with the Company, the Participant solicits or attempts to solicit any non-administrative employee of the Company to terminate employment with the Company or to perform services for any organization or business that is or is working to become competitive with the Company.

The activities described in this Section 19(c) are collectively referred to as 'Activities Against the Company's Interest.' Additional 'Activities Against the Company's Interest' may be defined in a Participant's Grant, Individual Agreement, or Program.

(d) If Mattel determines, in its sole and absolute discretion, that: (i) a Participant has violated any of the requirements set forth in Section 19(b) above or (ii) a Participant has engaged in any Activities Against the Company's Interest (the date on which such violation or activity first occurred being referred to as the 'Trigger Date'), then Mattel may, in its sole and absolute discretion, impose a Termination, Rescission and/or Recapture of any or all of the Participant's Grants or the proceeds received by the Participant therefrom, provided that such Termination, Rescission and/or Recapture shall not apply to a Full-Value Grant to the extent that both of the following occurred earlier than six months prior to the Trigger Date: (A) such Full-Value Grant vested and (B) Common Stock was delivered and/or cash was paid pursuant to such Full-Value Grant; and provided, further, that such Termination, Rescission and/or Recapture shall not apply to an Option or a Stock Appreciation Right to the extent that such Option or Stock Appreciation Right was exercised earlier than six months prior to the Trigger Date. Within ten days after receiving notice from Mattel that Rescission or Recapture is being imposed on any Grant, the Participant shall deliver to Mattel the cash or shares of Common Stock acquired pursuant to such Grant, or, if Participant

 

has sold such Common Stock, the gain realized, or payment received as a result of the rescinded exercise, payment, or delivery; provided, that if the Participant returns Common Stock that the Participant purchased pursuant to the exercise of an Option (or the gains realized from the sale of such Common Stock), Mattel shall promptly refund the exercise price, without earnings, that the Participant paid for the Common Stock. Any payment by the Participant to Mattel pursuant to this Section 19(d) shall be made either in cash or by returning to Mattel the number of shares of Common Stock that the Participant received in connection with the rescinded exercise, payment, or delivery. It shall not be a basis for Termination, Rescission or Recapture if after a Participant's Severance, the Participant purchases, as an investment or otherwise, stock or other securities of such an organization or business, so long as (i) such stock or other securities are listed upon a recognized securities exchange or traded over-the-counter, and (ii) such investment does not represent more than a five percent equity interest in the organization or business.

(e) Upon exercise of an Option or Stock Appreciation Right or payment or delivery of cash or Common Stock pursuant to a Grant, the Participant shall, if requested by the Company, certify on a form acceptable to Mattel that he or she is in compliance with the terms and conditions of the Plan and, if a Severance has occurred, shall state the name and address of the Participant's then current employer or any entity for which the Participant performs business services and the Participant's title, and shall identify any organization or business in which the Participant owns a greater-than-five-percent equity interest.

(f) Notwithstanding the foregoing provisions of this Section 19, Mattel has sole and absolute discretion not to require Termination, Rescission and/or Recapture, and its determination not to require Termination, Rescission and/or Recapture with respect to any particular act by a particular Participant or Grant shall not in any way reduce or eliminate Mattel's authority to require Termination, Rescission and/or Recapture with respect to any other act or Participant or Grant.

(g) Nothing in this Section 19 shall be construed to impose obligations on any Participant to refrain from engaging in lawful competition with the Company after the termination of employment. Furthermore, Section 19(c)(iv) shall not be applicable to Participants who are principally employed or reside in California.

(h) All administrative and discretionary authority given to Mattel under this Section 19 shall be exercised by the most senior human resources executive of Mattel or such other person or committee (including without limitation the Committee) as the Committee may designate from time to time.

(i) Notwithstanding any provision of this Section 19, if any provision of this Section 19 is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law. Furthermore, if any provision of this Section 19 is illegal under any applicable law, such provision shall be null and void to the extent necessary to comply with applicable law.

(j) Notwithstanding the foregoing, this Section 19 shall not be applicable: (i) to any Participant who at no time is an employee of the Company; (ii) to any Grant made to a Participant for services as an Outside Director or in any capacity other than an employee of the Company; or (iii) to any Participant from and after his or her Severance if such Severance occurs within the 24-month period after a Change in Control.

19A. *Compensation Recovery Policy.* Notwithstanding any provision in the Plan to the contrary, Grants under this Plan shall be subject to the terms and conditions of the Mattel, Inc. Compensation Recovery Policy, as may be amended from time to time, to the extent applicable. This Section 19A shall apply only to Grants made on or after August 29, 2013 or Grants with a performance period or, in the case of long-term incentive equity awards, a performance cycle that commences on or after August 29, 2013.

20. *Code Section 162(m).*

(a) The provisions of the Plan are intended to ensure that all Options and Stock Appreciation Rights granted to Covered Employees qualify for the Code Section 162(m) Exemption, and all such Grants shall therefore be considered Qualified Performance-Based Grants, and the Plan shall be interpreted and operated consistent with that intention. When granting any Grant other than an Option or Stock Appreciation Right, the Committee may designate such Grant as a Qualified Performance-Based Grant, in which event the terms of such Grant (and of the grant thereof) shall comply with the requirements for the Code Section 162(m) Exemption.

(b) Each Qualified Performance-Based Grant (other than an Option or Stock Appreciation Right) shall be earned, vested and payable (as applicable) only upon the achievement of one or more Performance Goals, together with the satisfaction of any other conditions, such as continued employment, as the Committee may determine to be appropriate, and no Qualified Performance-Based Grant may be amended, nor may the Committee exercise any discretionary authority it may otherwise have under the Plan with respect to a Qualified Performance-Based Grant under the Plan, in any manner that would cause the Qualified Performance-Based Grant to cease to qualify for the Code Section 162(m) Exemption; provided, that (i) the Committee may provide, either in connection with the grant of the applicable Grant or by amendment thereafter, that achievement of such Performance Goals will be waived upon the death or Disability of the Participant (or under any other circumstance with respect to which the existence of such possible waiver will not cause the Grant to fail to qualify for the Code Section 162(m) Exemption), and (ii) the provisions of Section 18 shall apply notwithstanding this Section 20(b).

21. *Code Section 409A.*

(a) It is the intention of Mattel that no Grant shall be "nonqualified deferred compensation" subject to Code Section 409A, unless and to the extent that the Committee specifically determines otherwise as provided below, and the Plan and the terms and conditions of all Grants shall be interpreted, construed and administered in accordance with this intent, so as to avoid the imposition of taxes and penalties on Participants pursuant to Section 409A. The Company shall have no liability to any Participant or otherwise if the Plan or any grant, vesting, exercise or payment of any Grant hereunder are subject to the additional tax and penalties under Code Section 409A. Notwithstanding any other provision of the Plan to the contrary, with respect to any Grant that is subject to Code Section 409A, if a Participant is a "specified employee" (as such term is defined in Code Section 409A and as determined by the Company) as of the Participant's Severance, any payments (whether in cash, Common Stock or other property) to be made with respect to the Grant upon the Participant's Severance will be accumulated and paid (without interest) on the earlier of (i) first business day of the seventh month following the Participant's "separation from service" (as such term is defined and used in Code Section 409A) or (ii) the date of the Participant's death.

(b) The terms and conditions governing any Grants that the Committee determines will be subject to Code Section 409A, including any rules for elective or mandatory deferral of the delivery of cash or shares of Common Stock pursuant thereto and any rules regarding treatment of such Grants in the event of a Change in Control, shall be set forth in writing, and shall comply in all respects with Code Section 409A. Additionally, to the extent any Grant is subject to Code Section 409A, notwithstanding any provision of the Plan to the contrary, the Plan does not permit the acceleration of the time or schedule of any distribution related to such Grant, except as permitted by Code Section 409A.

(c) *Notwithstanding any other provision of the Plan to the contrary*, if a Change in Control occurs that is not a "change in control event" within the meaning of Code Section 409A, and payment or distribution of a Grant that is *"nonqualified deferred compensation" subject to Code Section 409A* would otherwise be made or commence on the date of such Change in Control (pursuant to the Plan, the Grant or otherwise), (i) the vesting of such Grant shall accelerate in accordance with the Plan and the Grant, (ii) such payment or distribution shall not be made or commence prior to the earliest date on which Code Section 409A permits such payment or distribution to be made or commence without additional taxes or penalties under Code Section 409A, and (iii) in the event any such payment or distribution is deferred in accordance with the immediately preceding clause (ii), such payment or distribution that would have been made prior to the deferred payment or commencement date, but for Code Section 409A, shall be paid or distributed on such earliest payment or commencement date, together, if determined by the Committee, with interest at the rate established by the Committee.

(d) Any deferral election provided to the Company or the Participant under or with respect to any Grant that constitutes, or provides for, a deferral of compensation subject to Code Section 409A (a "Section 409A Grant") shall satisfy the requirements of Code Section 409A(a)(4)(B) and the Treasury Regulations promulgated thereunder, to the extent applicable, and any such deferral election with respect to compensation for services performed during a taxable year shall be made not later than the close of the preceding taxable year, or by such later date as may be permitted by Code Section 409A and the Treasury Regulations promulgated thereunder.

(e) In the event that a Section 409A Grant permits, under a subsequent election by the Company or the Participant, a delay in a distribution or payment of any shares of Common Stock or other property or amounts under such Section 409A Grant, or a change in the form of distribution or payment, such subsequent election shall satisfy the requirements of Code Section 409A(a)(4)(C) and the Treasury Regulations promulgated thereunder.



22. *Notice of Disqualifying Disposition.* A Participant must notify Mattel if the Participant makes a disqualifying disposition of Common Stock acquired pursuant to the exercise of an Incentive Stock Option granted under the Plan.

23. *Amendments; Termination; Replacements; No Repricing.*

    (a) The Board may at any time amend or terminate the Plan. However, no amendment or termination of the Plan may affect an outstanding Grant, except as permitted by Section 23(b) or (c). Furthermore, stockholder approval of an amendment of the Plan shall be required to the extent that (i) the amendment would affect Section 23(d) of the Plan or (ii) the listing standards of the Nasdaq Stock Market require such approval.

    (b) The Committee may adopt special rules, procedures, definitions and other provisions under the Plan, special amendments to Plan provisions, and sub-plans for purposes of complying with applicable local laws and regulations, which may be applicable to specified Grants and/or to specified Participants, as it deems appropriate in its discretion to comply with applicable local laws and regulations, and to otherwise take into account the effects of, and deal appropriately with, local laws, regulations and practices; provided, that none of the foregoing shall alter the rules regarding the shares available under the Plan set forth in Section 5, eligibility for Grants as set forth in Section 6, and the requirement that the per-share exercise price of Options and Stock Appreciation Rights generally be not less than 100% of the Fair Market Value on the date of grant set forth in Sections 7(b) and 8(c).

    (c) The Board or the Committee may unilaterally modify the terms of any outstanding Grant; provided, that no such modification may be made that would impair the rights of the Participant holding the Grant without his or her consent, except to the extent the modification is made to cause the Plan or Grant to comply with applicable laws or regulations, stock exchange rules or accounting rules.

    (d) Notwithstanding any other provision of this Plan, except as permitted by Section 17 (or an exemption therefrom) and with the approval of Mattel's stockholders, (i) in no event may any Option or Stock Appreciation Right be modified by reducing its exercise price, (ii) in no event may any Option or Stock Appreciation Right be cancelled and replaced with a new Option or Stock Appreciation Right with a lower exercise price, and (iii) in no event may any Option or Stock Appreciation Right be cancelled in exchange for cash or another Grant when the Option or Stock Appreciate Right per share exercise price exceeds the Fair Market Value of the underlying share of Common Stock.

24. *Tax Withholding.* Participants shall be required to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, any federal, state, local or foreign taxes (or similar amounts due to any governmental or regulatory body) of any kind (if any) that are required by applicable laws or regulations to be withheld with respect to Grants. Unless otherwise determined by the Company, or as may be otherwise required by applicable laws or regulations, any such withholding obligations may be settled with Common Stock, including Common Stock that is part of the Grant that gives rise to the withholding requirement; *provided, however*, that not more than the legally required minimum withholding, unless higher withholding is permissible without adverse accounting consequences, may be settled with Common Stock. The obligations of the Company under the Plan shall be conditional on such payment or arrangements (to the extent applicable), and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment otherwise due to such Participant. The Committee may establish such procedures as it deems appropriate, including making irrevocable elections, for the settlement of withholding obligations with Common Stock.

25. *No Additional Rights.*

    (a) Neither the adoption of the Plan nor the granting of any Option or Restricted Stock shall:

        (i) affect or restrict in any way the power of the Company to undertake any corporate action otherwise permitted under applicable law; or

        (ii) confer upon any Participant the right to continue performing services for the Company, nor shall it interfere in any way with the right of the Company to terminate the services of any Participant at any time, with or without cause, or to change all other terms and conditions of employment or engagement.

    (b) No Participant shall have any rights as a stockholder with respect to any shares covered by a Grant until the date a certificate has been delivered to the Participant or book entries evidencing such shares have been recorded by the Company or its transfer agent following the exercise of an Option or the receipt of Restricted Stock.

26. *Securities Law Restrictions.*

   (a)    No securities shall be issued under the Plan unless the Committee shall be satisfied that the issuance will be in compliance with applicable federal, state, local and foreign securities laws.

   (b)    The Committee may require certain investment (or other) representations and undertakings in connection with the issuance of securities in connection with the Plan in order to comply with applicable law.

   (c)    Certificates or book entries evidencing shares of Common Stock delivered under the Plan may be subject to such restrictions as the Committee may deem advisable. The Committee may cause a legend to be placed on the certificates or book entries to refer to those restrictions.

   (d)    All transactions involving Grants and all transactions pursuant to the Plan are subject to Mattel's Insider Trading Policy or any similar or successor policy.

27. *Indemnification*. To the maximum extent permitted by law, Mattel shall indemnify each member of the Committee and of the Board, as well as any other employee of the Company with duties under the Plan, against expenses (including any amount paid in settlement) reasonably incurred by the individual in connection with any claims against the individual by reason of the performance of the individual's duties under the Plan, unless the losses are due to the individual's gross negligence or lack of good faith. The Company will have the right to select counsel and to control the prosecution or defense of the suit. The Company will not be required to indemnify any person for any amount incurred through any settlement unless Mattel consents in writing to the settlement.

28. *Foreign Holders.* Notwithstanding any provision of the Plan or applicable Program to the contrary, in order to comply with the laws in countries other than the United States in which the Company and its Subsidiaries operate or have employees, Outside Directors or *Consultants*, or in order to comply with the requirements of any foreign securities exchange or other law, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries shall be covered by the Plan; (b) determine which employees, Outside Directors or Consultants outside the United States are eligible to participate in the Plan; (c) modify the terms and conditions of any Grant to such individuals outside the United States to comply with law (including, without limitation, applicable foreign laws or listing requirements of any foreign securities exchange); (d) establish subplans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable; *provided, however*, that no such subplans and/or modifications shall increase the share limitation contained in Section 5 or the individual limits contained in Section 5(e); and (e) take any action, before or after a Grant is made, that it deems advisable to obtain approval or comply with any necessary local governmental regulatory exemptions or approvals or listing requirements of any foreign securities exchange.

29. *Governing Law.* The Plan and all actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Delaware.

   To signify its adoption of the Mattel, Inc. Amended and Restated 2010 Equity and Long-Term Compensation Plan, Mattel has caused its execution.

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